IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04044552

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWALT, INC.
(Exact Name of Registrant as Specified in Charter)

0001269518
(Registrant CIK Number)

Form 8-K for October 1, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-117949
(SEC File Number, if Available)

OCT - 1 2004

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
OCT 04 2004
THOMSON
FINANCIAL

NY1 5604389v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on October 1, 2004.

CWALT, INC.

By:
Darren Bigby
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-J9
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-J9

MBS New Transaction

Computational Materials

$[907,593,076]
(Approximate)

CWALT, Inc.
Depositor

MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-J9

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement or other final offering document relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials includes subsequent Mortgage Loans which are expected to be delivered to the Trust during the Pre-Funding Period to create a final pool of Mortgage Loans. Although Countrywide Securities believes the information with respect to the collateral pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics shown herein.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the CWALT publicly offered securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to such securities has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement, or other final offering document relating to the Certificates, relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement, or other final offering documents relating to the Certificates, may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: September 20, 2004*

[$907,593,076] (Approximate) [6]
CWALT Mortgage Pass-Through Certificates, Series 2004-J9

Class [1][2]	Principal Balance ($) [3]	WAL (Yrs) Call/Mat [4]	Payment Window (Mos) Call /Mat [4]	Expected Ratings (S&P/Moody's)	Last Scheduled Distribution	Certificate Type
1-A-1	102,368,000	1.00 / 1.00	1-25 / 1-25	[AAA/Aaa]	April 2026	Floating Rate Senior
1-A-2	47,200,000	3.00 / 3.00	25-53 / 25-53	[AAA/Aaa]	October 2031	Fixed Rate Sequential
1-A-2A	14,520,000	3.37 / 3.37	25-68 / 25-68	[AAA/Aaa]	October 2032	Fixed Rate Sequential
1-A-3	8,160,000	5.00 / 5.00	53-68 / 53-68	[AAA/Aaa]	October 2032	Fixed Rate Sequential
1-A-3A	7,643,000	6.48 / 7.89	53-94 / 53-207	[AAA/Aaa]	May 2034	Fixed Rate Sequential
1-A-4	19,692,000	7.29 / 9.50	68-94 / 68-207	[AAA/Aaa]	May 2034	Fixed Rate Sequential
1-A-5	22,176,000	6.29 / 6.53	38-94 / 38-205	[AAA/Aaa]	March 2034	Fixed Rate Lockout
1-A-IO	240,000,000 [5]	N/A	N/A	[AAA/Aaa]	March 2007	Interest Only NAS
2-A	194,710,000	*Not Offered Herein*		[AAA/Aaa]		Floating Rate Senior
2-A-IO	210,725,613 [5]	N/A	N/A	[AAA/Aaa]	March 2007	Interest Only NAS
3-A-1	47,045,000	*Not Offered Herein*		[AAA/Aaa]		Floating Rate Super Senior
3-A-2	17,132,000	*Not Offered Herein*		[AAA/Aaa]		Floating Rate Super Senior
3-A-3	25,968,000	*Not Offered Herein*		[AAA/Aaa]		Floating Rate Super Senior
3-A-4	290,000,000	*Not Offered Herein*		[AAA/Aaa]		Floating Rate Super Senior
3-A-5	42,000,000	*Not Offered Herein*		[AAA/Aaa]		Floating Rate Senior Support
3-A-IO	456,867,462 [5]	N/A	N/A	[AAA/Aaa]	March 2007	Interest Only NAS
M-1	29,042,000	5.19 / 5.58	37-94 / 37-140	[AA/Aa2]	February 2034	Floating Rate Mezzanine
M-2	22,689,000	5.17 / 5.38	37-94 / 37-121	[A/A2]	November 2033	Floating Rate Mezzanine
B	17,247,976	4.64 / 4.64	37-94 / 37-95	[BBB]/[Baa2]	March 2033	Floating Rate Subordinate
A-R	100			*Not Offered*		
C				*Not Offered*		
P				*Not Offered*		
Total:	[$907,593,076] [6]					

(1) The Class 1-A-1, Class 1-A-2, Class 1-A-2A, Class 1-A-3, Class 1-A-3A, Class 1-A-4 and Class 1-A-5 Certificates (collectively, the "Class 1-A Certificates") and Class 1-A-IO Certificates are backed primarily by the cashflows from the Group 1 Mortgage Loans. The Class 2-A-IO and Class 2-A Certificates (which are not offered herein) are backed primarily by the cashflows from the Group 2 Mortgage Loans. The Class 3-A-IO and Class 3-A-1, Class 3-A-2, Class 3-A-3, Class 3-A-4 and Class 3-A-5 Certificates (collectively, the "Class 3-A Certificates" which are not offered herein, and together with the Class 1-A Certificates, Class 1-A-IO Certificates, Class 2-A Certificates and Class 2-A-IO Certificates, the "Senior Certificates") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain conditions referred to under "Certificates Priority of Distributions", cashflows from one Group of Mortgage Loans may be used to make certain payments to the Senior Certificates related to the other Group. The Class M-1, Class M-2 and Class B Certificates (the "Subordinate Certificates") are backed by the cashflows from all of the Mortgage Loans.

(2) The margins on the Class 2-A and Class 3-A Certificates double and the margins on the Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupons on the Class 1-A-3A, Class 1-A-4 and Class 1-A-5 Certificates increase by 0.50% after the Clean-up Call date.

(3) The principal balance of each Class of Certificates is subject to a 10% variance.

(4) See "Pricing Prepayment Speed" below.

(5) Notional Balance.

(6) Excludes the Class 1-A-IO, Class 2-A-IO and Class 3-A-IO notional balances.

Trust:	Mortgage Pass-Through Certificates, Series 2004-J9.
Depositor:	CWALT, Inc.
Seller:	Countrywide Home Loans, Inc (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriter:	Countrywide Securities Corporation.
Trustee/Custodian:	The Bank of New York, a New York banking corporation.
Offered Certificates:	The Senior Certificates (including the Class 2-A and Class 3-A Certificates which are not being offered herein) and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates***" and are expected to be offered as described in the final prospectus supplement.
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates.
	The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"
Floating Rate Certificates:	The "***Floating Rate Certificates***" consist of the Class 1-A-1, Class 2-A, Class 3-A and Subordinate Certificates.
Fixed Rate Certificates:	The "***Fixed Rate Certificates***" consist of the Class 1-A Certificates (other than the Class 1-A-1 Certificates), the Class 1-A-IO Certificates, the Class 2A-IO Certificates, and the Class 3A-IO Certificates.
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	For any Mortgage Loan delivered on the Closing Date, the later of [September 1,] 2004 and the origination date of such Mortgage Loan. For any Subsequent Mortgage Loan, the later of the first day of the month of the transfer of that Subsequent Mortgage Loan to the Trust and the origination date of such Subsequent Mortgage Loan.
Expected Pricing Date:	September [21], 2004.
Expected Closing Date:	September [30], 2004.
Expected Settlement Date:	September [30], 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in October 2004.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from September 1, 2004 up to, but not including, the Settlement Date.

Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis). The "***Interest Accrual Period***" for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (calculated on a 30/360 day basis).
ERISA Eligibility:	The Senior Certificates and the Subordinate Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.
SMMEA Eligibility:	The Senior Certificates and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call by the Master Servicer (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (a) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date of the Mortgage Loans included in the pool on the Closing Date and (b) the initial Pre-Funded Amount deposited to the Pre-Funding Account on the Closing Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 10% CPR in month 1, an additional 1/11th of 15% CPR for each month thereafter, building to 25% CPR in month 12 and remaining constant thereafter.

Adjustable Rate Mortgage Loans
25% CPR.

Mortgage Loans:	The aggregate principal balance of the Mortgage Loans (i) as of the Closing Date is approximately $772,570,415, and (ii) as of the end of the Pre-Funding Period is expected to be $907,593,076 plus or minus ten percent (10%).
Group I Mortgage Loans:	The aggregate principal balance of the Group I Mortgage Loans (or "***Fixed Rate Mortgage Loans***") (i) as of the Closing Date is approximately $186,339,980, and (ii) as of the end of the Funding Period is expected to be $240,000,000, plus or minus ten percent (10%). The Group I Mortgage Loans are fixed rate conforming balance loans.
Group II Mortgage Loans:	The aggregate principal balance of the Group II Mortgage Loans (i) as of the Closing Date is approximately $186,422,865, and (ii) as of the end of the Funding Period is expected to be $210,725,614, plus or minus ten percent (10%). The Group II Mortgage Loans are conforming Mortgage Loans that are either adjustable rate loans and thereafter adjust monthly, semi-annually or annually or have a fixed rate period of two, three, five or seven years after origination and thereafter adjust semi-annually or annually based on the one-month LIBOR, six-month LIBOR, one-year LIBOR or one-year CMT index.
Group III Mortgage Loans:	The aggregate principal balance of the Group III Mortgage Loans (i) as of the Closing Date is approximately $399,807,569, and (ii) as of the end of the Funding Period is expected to be $456,867,463, plus or minus ten percent (10%). The Group III Mortgage Loans are non-conforming Mortgage Loans that are either adjustable rate loans and thereafter adjust monthly, semi-annually or annually or have a fixed rate period of two, three, five, seven or ten years after origination and thereafter adjust semi-annually or annually based on the one-month LIBOR, six-month LIBOR, six-month CD rate, one-year LIBOR or one-year CMT index. Collectively the Group II Mortgage Loans and the Group III Mortgage Loans are the "***ARM and Hybrid ARM Mortgage Loans***") Collectively,

the Fixed Rate Mortgage Loans and the ARM and Hybrid ARM Mortgage Loans are the *Mortgage Loans*.

Pre-Funded Amount: A deposit of no more than approximately $135,022,662 (the initial "***Pre-Funded Amount***") will be made to a pre-funding account (the "***Pre-Funding Account***") on the Closing Date. From the Closing Date through and including October 30, 2004 (the "***Funding Period***"), (i) not more than approximately $53,660,020 of the Pre-Funded Amount will be used to purchase subsequent Group I Mortgage Loans (the "***Subsequent Group I Mortgage Loans***"), (ii) not more than approximately $24,302,748 of the Pre-Funded Amount will be used to purchase subsequent Group II Mortgage Loans (the "***Subsequent Group II Mortgage Loans***"), and (iii) not more than approximately $57,059,894 of the Pre-Funded Amount will be used to purchase subsequent Group III Mortgage Loans (the "***Subsequent Group III Mortgage Loans***").

Pass-Through Rate: The Pass-Through Rate for each class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, (b) the related Net Rate Cap, and (c) the Maximum Rate.

The Pass-Through Rate on each class of Fixed Rate Certificates (other than the Class A-IO Certificates) will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.

The Class A-IO Certificates will accrue interest based on (i) the lesser of the related Notional Balance set forth below and the actual unpaid principal balance of the related Mortgage Loans plus the related Pre-Funded Amount and (ii) the applicable rate set forth below (the "***Class A-IO Certificate Rate***"):

Period	1-A-IO Notional Balance ($)	1-A-IO Rate (%)	2-A-IO Notional Balance ($)	2-A-IO Rate (%)	3-A-IO Notional Balance ($)	3-A-IO Rate (%)
1	240,000,000.00	1.40	210,725,613.78	0.65	456,867,462.92	0.65
2	222,236,629.43	1.40	195,133,578.88	0.65	423,062,747.49	0.65
3	205,787,273.62	1.40	180,694,744.40	0.65	391,758,341.22	0.65
4	190,554,779.47	1.40	167,323,852.12	0.65	362,769,320.29	0.65
5	176,449,173.69	1.40	154,941,944.80	0.65	335,924,560.14	0.65
6	163,387,132.45	1.40	143,475,900.68	0.65	311,065,453.86	0.65
7	151,291,490.12	1.40	132,857,990.01	0.65	288,045,208.07	0.65
8	140,090,784.35	1.40	123,025,514.61	0.65	266,727,830.58	0.65
9	129,718,834.75	1.40	113,920,397.19	0.65	246,987,406.15	0.65
10	120,114,352.60	1.40	105,488,853.24	0.65	228,707,326.61	0.65
11	111,220,579.48	1.40	97,681,073.84	0.65	211,779,603.20	0.65
12	102,984,952.55	1.40	90,450,947.57	0.65	196,104,277.11	0.65
13	95,358,794.55	1.40	83,755,739.15	0.65	181,588,684.84	0.65
14	88,297,026.66	1.40	77,555,889.34	0.65	168,147,054.53	0.65
15	81,757,902.66	1.40	71,814,763.33	0.65	155,699,960.09	0.65
16	75,702,762.62	1.40	66,498,434.63	0.65	144,173,847.19	0.65
17	70,095,804.88	1.40	61,575,484.93	0.65	133,500,599.38	0.65
18	64,903,874.77	1.40	57,016,818.69	0.65	123,617,136.19	0.65
19	60,096,269.05	1.40	52,795,491.57	0.65	114,465,040.94	0.65
20	55,644,554.70	1.40	48,886,551.34	0.65	105,990,216.06	0.65
21	51,522,401.15	1.40	45,266,890.73	0.65	98,142,563.88	0.65
22	47,705,424.88	1.40	41,915,111.00	0.65	90,875,690.95	0.65
23	44,171,045.53	1.40	38,811,421.59	0.65	84,146,692.20	0.65
24	40,898,352.59	1.40	35,940,758.57	0.65	77,922,119.02	0.65
25	37,867,982.02	1.40	33,282,335.41	0.65	72,157,858.78	0.65

26	35,062,001.87	1.40	30,820,457.83	0.65	66,819,813.96	0.65
27	32,463,806.47	1.40	28,540,600.70	0.65	61,876,482.92	0.65
28	30,058,018.36	1.40	26,429,311.87	0.65	57,298,691.41	0.65
29	27,830,397.49	1.40	24,474,140.24	0.65	53,059,422.84	0.65
30	25,767,757.16	1.40	22,663,539.56	0.65	49,133,652.29	0.65
31	0.00	0.00	0.00	0.00	0.00	0.00

Adjusted Net Mortgage Rate:

The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate, and (c) the premium for lender paid mortgage insurance (if any).

Maximum Rate:

The ***"Maximum Rate"*** will be equal to [11.25%].

Net Rate Cap:

The ***"Net Rate Cap"*** is generally, subject to certain exceptions described in the prospectus supplement, equal to:

With respect to the Class 1-A Certificates, (i) the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans minus (ii) the product of (a) the Pass-Through Rate on the Class 1-A-IO Certificates and (b) a fraction, the numerator of which is the Notional Balance of the Class 1-A-IO Certificates and the denominator of which is the unpaid principal balance of the Group 1 Mortgage Loans plus the related amount in the Pre-Funding Account (in the case of the Class 1-A-1 Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

With respect to the Class 2-A Certificates, (i) the weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans minus (ii) the product of (a) the Pass-Through Rate on the Class 2-A-IO Certificates and (b) a fraction, the numerator of which is the Notional Balance of the Class 2-A-IO Certificates and the denominator of which is the unpaid principal balance of the Group 2 Mortgage Loans plus the related amount in the Pre-Funding Account, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

With respect to the Class 3-A Certificates, (i) the weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans minus (ii) the product of (a) the Pass-Through Rate on the Class 3-A-IO Certificates and (b) a fraction, the numerator of which is the Notional Balance of the Class 3-A-IO Certificates and the denominator of which is the unpaid principal balance of the Group 3 Mortgage Loans plus the related amount in the Pre-Funding Account, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

With respect to the Subordinate Certificates, the weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the Group 1, Group 2 and Group 3 Mortgage Loans plus the related amount in the Pre-Funding Account over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Offered Certificates (other than the Class A-IO Certificates), on any Distribution Date, the ***"Net Rate Carryover"*** will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon at the Pass-Through Rate (without giving effect to the Net Rate Cap, and in the case of the Floating Rate Certificates, up to the Maximum Rate) over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the related Net Rate Cap, and in the case of the Floating Rate Certificates, up to the Maximum Rate). Net Rate Carryover will be paid to the extent available from Excess Cashflow as described under "Certificates Priority of Distributions" below and, as it relates to the Class 2-A, Class 3-A and Subordinate Certificates only, from proceeds received on the related Corridor Contract.

Corridor Contracts:

The Trust will include three Corridor Contracts, one only for the benefit of the Class 2-A Certificates, one only for the benefit of the Class 3-A Certificates, and the other for the benefit of the Subordinate Certificates (the ***"Class 2-A Corridor Contract"***, the "***Class 3-A Corridor Contract***", and the "***Subordinate Corridor Contract***," respectively, and, collectively, the "***Corridor Contracts***"). After the Closing Date, the notional amount of the Corridor Contracts will each amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates any related Net Rate Carryover, (b) the Class 3-A Corridor Contract will be available to pay the holders of the Class 3-A Certificates any related Net Rate Carryover and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates any related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay any Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Class C Certificate(s) and will not be available for payments of any Net Rate Carryover on any class of Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/Moody's	Initial Subordination (after required target is reached) (1)	Target Subordination at Stepdown (1)
1-A	[AAA/Aaa]	[8.25%]	[16.50%]
2-A	[AAA/Aaa]	[8.25%]	[16.50%]
3-A	[AAA/Aaa]	[8.25%]	[16.50%]
M-1	[AA/Aa2]	[5.05%]	[10.10%]
M-2	[A/A2]	[2.55%]	[5.10%]
B	[BBB/Baa2]	[0.65%]	[1.30%]

(1) Initial Overcollateralization at closing is zero. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2 and Class B Certificates, with each subsequent class providing credit support for the prior class or classes, if any.

Overcollateralization:

Commencing in January 2005, any Excess Cashflow will be applied as principal on the Offered Certificates, in which case the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization. Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow and then by Overcollateralization. In the event that the Overcollateralization is not at its target or is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization

Target:

Prior to the Distribution Date in January 2005, the Overcollateralization Target will be zero. For the Distribution Date in January 2005 and any Distribution thereafter prior to the Stepdown Date, the Overcollateralization Target will be equal to [0.65%] of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the Pre-Funded Amount as of the Closing Date (the ***"Overcollateralization Target"***). The initial amount of O/C will be approximately zero.

On or after the Stepdown Date, [1.30%] of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to [0.50%] of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount on the immediately preceding Distribution Date.

Excess Cashflow:

"Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event:

A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger:

With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds [TBD] times the Senior Enhancement Percentage. As used above, the ***"Senior Enhancement Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will be in effect if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans delivered on the Closing Date plus the Pre-Funded Amount as of the Closing Date, as set forth below:

Period *(month)*	Percentage
37 – 48	[TBD]% with respect to October 2007, plus an additional 1/12th of [TBD]% for each month thereafter until September 2008
49 – 60	[TBD]% with respect to October 2008, plus an additional 1/12th of [TBD]% for each month thereafter until September 2009
61 – 72	[TBD]% with respect to October 2009, plus an additional 1/12th of [TBD]% for each month thereafter until September 2010
73 +	[TBD]%

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in October 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to [83.50%] of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates in the following order: to the Class B, Class M-2 and Class M-1 Certificates, until the respective certificate principal balance of such Subordinate Certificate has been reduced to zero; and, thereafter, any additional realized losses on the Group 3 Mortgage Loans that would have been allocable to the Class 3-A-1, Class 3-A-2, Class 3-A-3 and Class 3-A-4 Certificates will be allocated to the Class 3-A-5 Certificates until its certificate balance has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, as follows: (i) current and unpaid interest concurrently, (a) from interest funds related to the Group 1 Mortgage Loans, *pro rata*, to the Class 1-A and Class 1-A-IO Certificates, (b) from interest funds related to the Group 2 Mortgage Loans, *pro rata*, to the Class 2-A and Class 2-A-IO Certificates and (c) from interest funds related to the Group 3 Mortgage Loans, *pro rata*, to the Class 3-A and Class 3-A-IO Certificates, then (ii) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2 and Class B Certificates;
2) Principal funds, as follows: (i) concurrently, (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates (in the manner and priority set forth under "Class 1-A Principal Distribution" below), (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates, and (c) from principal funds related to the Group 3 Mortgage Loans to the Class 3-A Certificates (in the manner and priority set forth under "Class 3-A Principal Distribution" below), then (ii) from principal funds related to all of the Mortgage Loans sequentially, to the Class M-1, Class M-2 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Beginning on the distribution date in January 2005, any remaining Excess Cashflow, to the Senior Certificates (other than the Class A-IO Certificates) and/or Subordinate Certificates (as applicable) to build or maintain Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay (a) any unpaid interest sequentially, to the Class M-1, Class M-2 and Class B Certificates, then (b) any unpaid realized loss amounts sequentially, to the Class M-1, Class M-2 and Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the applicable Corridor Contract (as described above); and
6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Offered Certificates on a *pro rata* basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2 and the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, all Classes of Senior Certificates related to one Loan Group are retired prior to the other Senior Certificates related to the other Loan Groups, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all of the Senior and Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, to the Senior Certificates, concurrently, (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates (as described under "Class 1-A Principal Distribution" below), (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates, and (c) from principal funds related to the Group 3 Mortgage Loans to the Class 3-A Certificates (as described under "Class 3-A Principal Distribution" below), in each case, such that the Senior Certificates in the aggregate will have [TBD] Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have [TBD] Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have [TBD] Subordination and (iv) fourth, to the Class B Certificates such that the Class B Certificates will have [TBD] Subordination; each subject to the required Overcollateralization Target.

Provided, however, that if the Subordinate Certificates are paid to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

Class 1-A Principal Distribution:

Principal will be distributed to the 1-A Certificates in the following order of priority:

1. To the Class 1-A-5 Certificates, the Lockout Percentage of their pro rata share of principal as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. To the Class 1-A-1 Certificates, until their certificate principal balances are reduced to zero;
3. Concurrently, (x) 80% to the Class 1-A-2 Certificates, and (y) 20% to the Class 1-A-2A Certificates, until the certificate principal balance of the Class 1-A-2 Certificates are reduced to zero;
4. Concurrently, (x) 20% to the Class 1-A-2A Certificates, (y) 20% to the Class 1-A-3A Certificates, and (z) 60% to the Class 1-A-3 Certificates, until the certificate principal balances of the Class 1-A-3 and Class 1-A-2A Certificates are reduced to zero;
5. Concurrently, (x) 20% to the Class 1-A-3A Certificates, and (y) 80% to the Class 1-A-4 Certificates, until the certificate principal balances of the Class 1-A-4 and Class 1-A-3A Certificates are reduced to zero; and
6. To the Class 1-A-5 Certificates, until their certificate principal balances are reduced to zero.

Class 3-A Principal Distribution:

Principal will be distributed to the 3-A Certificates, pro rata (based on (x) the aggregate certificate principal balance of the Class 3-A-1, Class 3-A-2 and Class 3-A-3 Certificates and (y) the aggregate certificate principal balance of the Class 3-A-4 and Class 3-A-5 Certificates) concurrently, as follows:

1. Sequentially to the Class 3-A-1, Class 3-A-2 and Class 3-A-3 Certificates, until their respective certificate principal balances are reduced to zero; and

2. Pro rata, based on certificate principal balance, to the Class 3-A-4 and Class 3-A-5 Certificates, until their respective certificate principal balances are reduced to zero.

Yield Tables (%) [1]

Class 1-A-IO (To Call)

Coupon (%)	1.400				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 1.263220%	3.75	3.75	3.75	3.75	3.75
WAL (yr)	1.00	1.00	1.00	1.00	1.00
MDUR (yr)	0.81	0.81	0.81	0.81	0.81
First Prin Pay	N/A	N/A	N/A	N/A	N/A
Last Prin Pay	N/A	N/A	N/A	N/A	N/A

Class 1-A-IO (To Maturity)

Coupon (%)	1.400				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 1.263220%	3.75	3.75	3.75	3.75	3.75
WAL (yr)	1.00	1.00	1.00	1.00	1.00
MDUR (yr)	0.81	0.81	0.81	0.81	0.81
First Prin Pay	N/A	N/A	N/A	N/A	N/A
Last Prin Pay	N/A	N/A	N/A	N/A	N/A

Class 2-A-IO (To Call)

Coupon (%)	0.650				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 0.586684%	3.75	3.75	3.75	3.75	3.75
WAL (yr)	1.00	1.00	1.00	1.00	1.00
MDUR (yr)	0.81	0.81	0.81	0.81	0.81
First Prin Pay	N/A	N/A	N/A	N/A	N/A
Last Prin Pay	N/A	N/A	N/A	N/A	N/A

Class 2-A-IO (To Maturity)

Coupon (%)	0.650				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 0.586684%	3.75	3.75	3.75	3.75	3.75
WAL (yr)	1.00	1.00	1.00	1.00	1.00
MDUR (yr)	0.81	0.81	0.81	0.81	0.81
First Prin Pay	N/A	N/A	N/A	N/A	N/A
Last Prin Pay	N/A	N/A	N/A	N/A	N/A

[1] See definition of Pricing Prepayment Speed above.

Yield Tables (%) [1]

Class 3-A-IO (To Call)

Coupon (%)	0.650				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 0.586684%	3.75	3.75	3.75	3.75	3.75
WAL (yr)	1.00	1.00	1.00	1.00	1.00
MDUR (yr)	0.81	0.81	0.81	0.81	0.81
First Prin Pay	N/A	N/A	N/A	N/A	N/A
Last Prin Pay	N/A	N/A	N/A	N/A	N/A

Class 3-A-IO (To Maturity)

Coupon (%)	0.650				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 0.586684%	3.75	3.75	3.75	3.75	3.75
WAL (yr)	1.00	1.00	1.00	1.00	1.00
MDUR (yr)	0.81	0.81	0.81	0.81	0.81
First Prin Pay	N/A	N/A	N/A	N/A	N/A
Last Prin Pay	N/A	N/A	N/A	N/A	N/A

(1) See definition of Pricing Prepayment Speed above.

Discount Margin (bps) / Yield Tables (%) [1]

Class 1-A-1 (To Call)

Margin (bps)	18				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	18	18	18	18	18
WAL (yr)	14.00	1.23	1.00	0.84	0.68
MDUR (yr)	11.99	1.22	0.99	0.84	0.68
First Prin Pay	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
Last Prin Pay	Apr-26	Apr-07	Oct-06	May-06	Jan-06

Class 1-A-1 (To Maturity)

Margin (bps)	18				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	18	18	18	18	18
WAL (yr)	14.00	1.23	1.00	0.84	0.68
MDUR (yr)	11.99	1.22	0.99	0.84	0.68
First Prin Pay	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
Last Prin Pay	Apr-26	Apr-07	Oct-06	May-06	Jan-06

Class 1-A-2 (To Call)

Coupon (%)	4.649				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.67	4.60	4.58	4.55	4.52
WAL (yr)	24.52	3.88	3.00	2.40	1.86
MDUR (yr)	14.33	3.46	2.73	2.22	1.74
First Prin Pay	Apr-26	Apr-07	Oct-06	May-06	Jan-06
Last Prin Pay	Oct-31	Aug-10	Feb-09	Mar-08	Mar-07

Class 1-A-2 (To Maturity)

Coupon (%)	4.649				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.67	4.60	4.58	4.55	4.52
WAL (yr)	24.52	3.88	3.00	2.40	1.86
MDUR (yr)	14.33	3.46	2.73	2.22	1.74
First Prin Pay	Apr-26	Apr-07	Oct-06	May-06	Jan-06
Last Prin Pay	Oct-31	Aug-10	Feb-09	Mar-08	Mar-07

[1] See definition of Pricing Prepayment Speed above.

Yield Tables (%) [1]

Class 1-A-2A (To Call)

Coupon (%)	4.800				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.83	4.77	4.74	4.72	4.68
WAL (yr)	25.10	4.44	3.37	2.69	2.01
MDUR (yr)	14.27	3.88	3.03	2.46	1.88
First Prin Pay	Apr-26	Apr-07	Oct-06	May-06	Jan-06
Last Prin Pay	Oct-32	Apr-13	May-10	Feb-09	Aug-07

Class 1-A-2A (To Maturity)

Coupon (%)	4.800				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.83	4.77	4.74	4.72	4.68
WAL (yr)	25.10	4.44	3.37	2.69	2.01
MDUR (yr)	14.27	3.88	3.03	2.46	1.88
First Prin Pay	Apr-26	Apr-07	Oct-06	May-06	Jan-06
Last Prin Pay	Oct-32	Apr-13	May-10	Feb-09	Aug-07

Class 1-A-3 (To Call)

Coupon (%)	5.232				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.26	5.23	5.21	5.19	5.15
WAL (yr)	27.58	6.91	5.00	3.94	2.68
MDUR (yr)	14.28	5.65	4.29	3.47	2.44
First Prin Pay	Oct-31	Aug-10	Feb-09	Mar-08	Mar-07
Last Prin Pay	Oct-32	Apr-13	May-10	Feb-09	Aug-07

Class 1-A-3 (To Maturity)

Coupon (%)	5.232				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.26	5.23	5.21	5.19	5.15
WAL (yr)	27.58	6.91	5.00	3.94	2.68
MDUR (yr)	14.28	5.65	4.29	3.47	2.44
First Prin Pay	Oct-31	Aug-10	Feb-09	Mar-08	Mar-07
Last Prin Pay	Oct-32	Apr-13	May-10	Feb-09	Aug-07

[1] See definition of Pricing Prepayment Speed above.

Yield Tables (%) [1]

Class 1-A-3A (To Call)

Coupon (%)	5.561				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.60	5.57	5.56	5.54	5.51
WAL (yr)	28.13	8.70	6.48	5.06	3.55
MDUR (yr)	13.90	6.69	5.27	4.28	3.13
First Prin Pay	Oct-31	Aug-10	Feb-09	Mar-08	Mar-07
Last Prin Pay	Mar-33	Jul-14	Jul-12	Feb-11	Aug-09

Class 1-A-3A (To Maturity)

Coupon (%)	5.561				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.60	5.64	5.63	5.61	5.53
WAL (yr)	28.43	10.54	7.89	5.97	3.75
MDUR (yr)	13.96	7.60	6.07	4.83	3.26
First Prin Pay	Oct-31	Aug-10	Feb-09	Mar-08	Mar-07
Last Prin Pay	May-34	Sep-25	Dec-21	Jan-19	Nov-15

Class 1-A-4 (To Call)

Coupon (%)	5.691				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.73	5.71	5.69	5.68	5.65
WAL (yr)	28.44	9.69	7.29	5.68	4.03
MDUR (yr)	13.76	7.26	5.81	4.72	3.50
First Prin Pay	Oct-32	Apr-13	May-10	Feb-09	Aug-07
Last Prin Pay	Mar-33	Jul-14	Jul-12	Feb-11	Aug-09

Class 1-A-4 (To Maturity)

Coupon (%)	5.691				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.73	5.80	5.79	5.77	5.68
WAL (yr)	28.90	12.55	9.50	7.09	4.34
MDUR (yr)	13.85	8.63	7.02	5.56	3.71
First Prin Pay	Oct-32	Apr-13	May-10	Feb-09	Aug-07
Last Prin Pay	May-34	Sep-25	Dec-21	Jan-19	Nov-15

[1] See definition of Pricing Prepayment Speed above.

Yield Tables (%) [1]

Class 1-A-5 (To Call)

Coupon (%) 4.869

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.89	4.86	4.86	4.85	4.84
WAL (yr)	14.85	6.80	6.29	5.64	4.70
MDUR (yr)	10.07	5.61	5.26	4.81	4.11
First Prin Pay	Oct-07	Oct-07	Nov-07	Jan-08	Mar-08
Last Prin Pay	Mar-33	Jul-14	Jul-12	Feb-11	Aug-09

Class 1-A-5 (To Maturity)

Coupon (%) 4.869

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.89	4.87	4.87	4.90	4.96
WAL (yr)	14.85	6.89	6.53	6.31	6.13
MDUR (yr)	10.07	5.66	5.41	5.26	5.14
First Prin Pay	Oct-07	Oct-07	Nov-07	Jan-08	Mar-08
Last Prin Pay	Mar-34	Jul-25	Oct-21	Nov-18	Sep-15

(1) See definition of Pricing Prepayment Speed above.

Discount Margin (bps) [(1)]

Class M-1 (To Call)

Margin (bps) 65

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	26.01	6.47	5.19	4.42	3.84
MDUR (yr)	19.14	5.93	4.84	4.18	3.67
First Prin Pay	Jun-26	Oct-07	Oct-07	Nov-07	Jan-08
Last Prin Pay	Mar-33	Jul-14	Jul-12	Feb-11	Aug-09

Class M-1 (To Maturity)

Margin (bps) 65

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	67	67	67	67
WAL (yr)	26.12	6.97	5.58	4.75	4.09
MDUR (yr)	19.20	6.31	5.16	4.45	3.89
First Prin Pay	Jun-26	Oct-07	Oct-07	Nov-07	Jan-08
Last Prin Pay	Feb-34	Apr-19	May-16	Apr-14	Feb-12

Class M-2 (To Call)

Margin (bps) 110

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	110	110	110	110
WAL (yr)	26.01	6.47	5.17	4.39	3.73
MDUR (yr)	18.13	5.83	4.76	4.10	3.53
First Prin Pay	Jun-26	Oct-07	Oct-07	Oct-07	Nov-07
Last Prin Pay	Mar-33	Jul-14	Jul-12	Feb-11	Aug-09

Class M-2 (To Maturity)

Margin (bps) 110

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	112	112	112	112
WAL (yr)	26.08	6.73	5.38	4.55	3.86
MDUR (yr)	18.16	6.02	4.92	4.23	3.64
First Prin Pay	Jun-26	Oct-07	Oct-07	Oct-07	Nov-07
Last Prin Pay	Nov-33	May-17	Oct-14	Dec-12	Jan-11

(1) See definition of Pricing Prepayment Speed above.

Discount Margin (bps) [1]

Class B (To Call)

Margin (bps) 210

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	210	210	210	210	210
WAL (yr)	25.60	5.82	4.64	3.93	3.39
MDUR (yr)	15.99	5.12	4.19	3.61	3.16
First Prin Pay	Jun-26	Oct-07	Oct-07	Oct-07	Oct-07
Last Prin Pay	Mar-33	Jul-14	Jul-12	Feb-11	Aug-09

Class B (To Maturity)

Margin (bps) 210

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	210	210	210	210	210
WAL (yr)	25.60	5.82	4.64	3.93	3.39
MDUR (yr)	15.99	5.12	4.19	3.61	3.16
First Prin Pay	Jun-26	Oct-07	Oct-07	Oct-07	Oct-07
Last Prin Pay	Mar-33	Aug-14	Aug-12	Feb-11	Aug-09

[1] See definition of Pricing Prepayment Speed above.

Class M-1, Class M-2 and Class B Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	68,978,977	5.598	5.600	50	41,024,145	8.189	10.430
2	68,978,977	5.602	8.970	51	39,915,975	8.194	10.190
3	68,978,977	5.604	8.830	52	38,834,569	8.253	10.720
4	68,978,977	5.607	9.200	53	37,779,283	8.277	10.460
5	68,978,977	5.609	9.080	54	36,749,490	8.293	10.490
6	68,978,977	5.620	9.090	55	35,744,437	8.293	10.460
7	68,978,977	5.621	9.140	56	34,759,488	8.294	10.220
8	68,978,977	5.622	8.990	57	33,798,417	8.297	11.410
9	68,978,977	5.622	9.710	58	32,857,789	8.424	10.550
10	68,978,977	5.623	9.210	59	31,939,858	8.483	10.940
11	68,978,977	5.624	8.830	60	31,042,993	8.564	10.580
12	68,978,977	5.631	9.260	61	30,162,335	8.564	10.580
13	68,978,977	5.631	9.270	62	29,303,219	8.565	10.580
14	68,978,977	5.631	9.300	63	28,465,123	8.571	10.290
15	68,978,977	5.631	9.140	64	27,647,537	8.641	10.870
16	68,978,977	5.631	9.500	65	26,849,962	8.674	10.580
17	68,978,977	5.632	9.350	66	26,071,233	8.688	10.580
18	68,978,977	5.638	9.360	67	25,311,586	8.689	10.580
19	68,978,977	5.638	9.380	68	24,570,558	8.689	10.290
20	68,978,977	5.638	9.220	69	23,847,695	8.692	11.520
21	68,978,977	5.715	9.950	70	23,142,558	8.738	10.580
22	68,978,977	5.834	9.400	71	22,453,882	8.769	10.860
23	68,978,977	6.222	9.030	72	21,782,117	8.800	10.580
24	68,978,977	6.348	9.440	73	21,126,849	8.800	10.580
25	68,978,977	6.348	9.440	74	20,487,675	8.801	10.580
26	68,978,977	6.348	9.460	75	19,864,206	8.804	10.290
27	68,978,977	6.360	9.300	76	19,256,060	8.839	10.870
28	68,978,977	6.377	9.660	77	18,662,847	8.848	10.580
29	68,978,977	6.534	9.500	78	18,084,222	8.856	10.580
30	68,978,977	6.560	9.510	79	17,519,819	8.856	10.580
31	68,978,977	6.560	9.660	80	16,969,302	8.856	10.290
32	68,978,977	6.569	9.490	81	16,432,332	8.857	11.520
33	68,978,977	6.573	10.280	82	15,908,579	8.887	10.580
34	68,978,977	7.449	9.740	83	15,397,595	8.906	10.850
35	68,978,977	7.602	9.940	84	14,899,196	8.928	10.580
36	68,978,977	7.632	10.320	85	14,413,077	8.928	10.580
37	68,978,977	7.632	10.330	86	13,938,938	8.928	10.580
38	60,862,057	7.634	10.310	87	13,476,486	8.932	10.290
39	54,990,267	7.641	10.090	88	13,025,437	8.972	10.870
40	53,658,880	7.941	10.570	89	12,585,512	8.985	10.580
41	52,299,696	7.975	10.340	90	12,156,440	8.991	10.580
42	50,923,188	7.989	10.360	91	11,737,957	8.991	10.580
43	49,579,821	7.989	10.340	92	11,329,802	8.992	10.290
44	48,268,802	7.991	10.110	93	10,931,725	8.993	11.180
45	46,987,895	7.995	10.890	94	10,543,479	9.035	10.580
46	45,737,864	8.143	10.420				
47	44,515,894	8.175	10.210				
48	43,323,421	8.189	10.430				
49	42,159,738	8.189	10.460				

Class 1-A-1 Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)
1	6.15
2	5.04
3	5.29
4	5.19
5	5.25
6	5.88
7	5.37
8	5.60
9	5.46
10	5.69
11	5.55
12	5.59
13	5.81
14	5.66
15	5.88
16	5.72
17	5.75
18	6.40
19	5.81
20	6.03
21	5.86
22	6.08
23	5.90
24	5.92
25	6.14
26	5.96

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates and the collateral is run at the Pricing Prepayment Speed to call.

Class M-1, Class M-2 and Class B Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	5.70	5.70
2	4.64	8.01
3	4.84	8.07
4	4.73	8.32
5	4.76	8.24
6	5.32	8.80
7	4.84	8.37
8	5.03	8.41
9	4.90	9.00
10	5.09	8.69
11	4.95	8.17
12	4.98	8.63
13	5.17	8.83
14	5.03	8.72
15	5.22	8.75
16	5.07	8.96
17	5.09	8.82
18	5.66	9.41
19	5.13	8.90
20	5.32	8.92
21	5.24	9.49
22	5.55	9.14
23	5.76	8.59
24	5.90	9.02
25	6.11	9.23
26	5.92	9.07
27	6.14	9.13
28	5.97	9.32
29	6.14	9.17
30	6.83	9.89
31	6.35	9.55
32	6.57	9.59
33	6.36	10.19
34	7.46	9.90
35	7.37	9.87
36	7.40	10.29
37	7.65	10.55
38	7.41	10.34
39	7.64	10.28
40	7.68	10.54
41	7.72	10.44
42	8.26	11.06
43	7.73	10.48
44	7.99	10.53
45	7.74	11.03
46	8.14	11.00
47	7.91	10.57
48	7.92	10.79
49	8.19	11.10

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
50	7.92	10.79
51	8.19	10.83
52	7.99	11.29
53	8.01	11.01
54	8.89	12.02
55	8.03	11.04
56	8.29	11.10
57	8.03	11.98
58	8.42	11.52
59	8.21	11.57
60	8.29	11.48
61	8.56	11.79
62	8.29	11.47
63	8.57	11.49
64	8.36	11.69
65	8.39	11.38
66	9.31	12.38
67	8.41	11.36
68	8.69	11.39
69	8.41	12.29
70	8.74	11.63
71	8.49	11.57
72	8.52	11.26
73	8.80	11.58
74	8.52	11.26
75	8.80	11.29
76	8.55	11.51
77	8.56	11.22
78	9.49	12.25
79	8.57	11.23
80	8.86	11.26
81	8.57	12.14
82	8.89	11.52
83	8.62	11.45
84	8.64	11.17
85	8.93	11.48
86	8.64	11.16
87	8.93	11.19
88	8.68	11.40
89	8.70	11.10
90	9.30	11.76
91	8.70	11.10
92	8.99	11.13
93	8.70	11.67
94	9.04	11.37

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

CWALT 2004-J9 : Group 1

$246,122,547 Fixed Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		1,082	
Total Outstanding Balance		$246,122,547	
Average Loan Balance		$227,470	$22,266 to $2,957,803
Escrow Balance %		54.48%	
WA Mortgage Rate		6.840%	4.750% to 10.250%
Net WAC		6.534%	4.491% to 9.731%
WA Original Term (months)		351	180 to 360
WA Remaining Term (months)		347	168 to 360
WA Age (months)		3	0 to 67
WA LTV		76.51%	15.79% to 100.00%
WA FICO		699	502 to 827
WA DTI%		36.87%	1.00% to 97.00%
Secured by (% of pool)	1st Lien	100.00%	
	2nd Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		51.46%	
Prepay Moves Exempted	Soft	20.29%	
	Hard	31.17%	
	No Prepay	48.54%	
Percent of IO		41.72%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	35.98%	SFR	62.28%	REDUCE	44.63%	PUR	53.25%	OO	81.66%	0	48.54%
FL	19.46%	PUD	17.79%	FULL/AL	20.43%	RCO	30.30%	INV	15.64%	12	7.91%
NY	8.87%	2-4U	13.81%	NINA	18.99%	RNC	16.45%	2H	2.70%	24	3.75%
NJ	3.82%	CND	4.90%	NO RATI	6.94%					30	0.24%
AZ	3.10%	CNDP	1.08%	PREFER	5.55%					36	11.73%
										48	0.09%
										60	27.74%

$246,122,547 Fixed Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15Yr Fixed	$7,769,523	42	3.16	$184,989	6.752	178	681	71.7
20Yr Fixed	$629,089	4	0.26	$157,272	6.462	238	700	62.6
30Yr Fixed - IO	$102,674,813	342	41.72	$300,219	6.230	355	724	73.1
30Yr Fixed	$131,001,146	664	53.23	$197,291	7.310	357	680	79.5
30/15 Fixed Balloon	$4,047,976	30	1.64	$134,933	7.345	179	713	76.0
	$246,122,547	1,082	100.00	$227,470	6.840	347	699	76.5

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$577,747	14	0.23	$41,268	7.184	278	682	76.4
$50,000.01 - $100,000.00	$15,291,467	191	6.21	$80,060	7.446	334	697	78.2
$100,000.01 - $150,000.00	$28,312,847	228	11.50	$124,179	7.249	342	695	80.4
$150,000.01 - $200,000.00	$32,318,609	187	13.13	$172,827	7.189	352	685	80.2
$200,000.01 - $250,000.00	$27,076,889	121	11.00	$223,776	7.050	354	690	77.4
$250,000.01 - $300,000.00	$18,751,960	69	7.62	$271,768	6.746	349	695	74.4
$300,000.01 - $350,000.00	$22,571,072	69	9.17	$327,117	6.890	346	685	73.8
$350,000.01 - $400,000.00	$25,628,570	68	10.41	$376,891	6.700	337	701	78.1
$400,000.01 - $450,000.00	$15,397,251	36	6.26	$427,701	6.650	352	704	77.4
$450,000.01 - $500,000.00	$13,276,917	28	5.39	$474,176	6.349	350	708	73.1
$500,000.01 - $550,000.00	$10,437,155	20	4.24	$521,858	6.373	356	712	77.1
$550,000.01 - $600,000.00	$10,434,811	18	4.24	$579,712	6.286	356	733	68.5
$600,000.01 - $650,000.00	$10,621,752	17	4.32	$624,809	6.309	355	711	72.9
$650,000.01 - $700,000.00	$1,335,937	2	0.54	$667,969	6.623	267	697	65.8
$700,000.01 - $750,000.00	$1,461,486	2	0.59	$730,743	5.866	352	693	68.9
$750,000.01 - $1,000,000.00	$9,670,272	11	3.93	$879,116	5.985	353	730	70.7
> $2,000,000.00	$2,957,803	1	1.20	$2,957,803	7.500	359	739	80.0
	$246,122,547	1,082	100.00	$227,470	6.840	347	699	76.5

Range of Original Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$577,747	14	0.23	$41,268	7.184	278	682	76.4
$50,000.01 - $100,000.00	$15,291,467	191	6.21	$80,060	7.446	334	697	78.2
$100,000.01 - $150,000.00	$28,312,847	228	11.50	$124,179	7.249	342	695	80.4
$150,000.01 - $200,000.00	$32,154,051	186	13.06	$172,871	7.197	352	685	80.2
$200,000.01 - $250,000.00	$26,832,400	120	10.90	$223,603	7.054	354	689	77.5
$250,000.01 - $300,000.00	$19,161,008	71	7.79	$269,873	6.736	349	697	74.4
$300,000.01 - $350,000.00	$21,916,844	67	8.90	$327,117	6.886	346	684	73.3
$350,000.01 - $400,000.00	$25,974,798	69	10.55	$376,446	6.723	337	701	78.3
$400,000.01 - $450,000.00	$14,980,221	35	6.09	$428,006	6.682	352	702	77.3
$450,000.01 - $500,000.00	$13,276,917	28	5.39	$474,176	6.349	350	708	73.1

$246,122,547 Fixed Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$500,000.01 - $550,000.00	$10,437,155	20	4.24	$521,858	6.373	356	712	77.1
$550,000.01 - $600,000.00	$10,434,811	18	4.24	$579,712	6.286	356	733	68.5
$600,000.01 - $650,000.00	$11,346,783	19	4.61	$597,199	6.257	355	715	73.3
$650,000.01 - $700,000.00	$1,335,937	2	0.54	$667,969	6.623	267	697	65.8
$700,000.01 - $750,000.00	$712,500	1	0.29	$712,500	6.250	357	676	75.0
$750,000.01 - $800,000.00	$1,538,029	2	0.62	$769,014	5.628	348	705	69.0
$800,000.01 - $850,000.00	$3,323,730	4	1.35	$830,932	5.847	354	739	71.7
$850,000.01 - $900,000.00	$2,640,000	3	1.07	$880,000	6.184	357	717	68.4
$950,000.01 - $1,000,000.00	$2,917,500	3	1.19	$972,500	6.042	350	740	70.5
> $2,000,000.00	$2,957,803	1	1.20	$2,957,803	7.500	359	739	80.0
	$246,122,547	**1,082**	**100.00**	**$227,470**	**6.840**	**347**	**699**	**76.5**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$527,550	4	0.21	$131,887	6.900	357	735	74.8
Arkansas	$183,837	2	0.07	$91,919	7.370	357	718	85.8
Arizona	$7,625,150	41	3.10	$185,979	6.865	339	700	81.1
California	$88,545,080	273	35.98	$324,341	6.508	352	711	71.8
Colorado	$4,468,836	20	1.82	$223,442	6.292	319	705	78.7
Connecticut	$3,372,386	9	1.37	$374,710	6.408	347	695	73.3
District of Columbia	$159,349	1	0.06	$159,349	6.375	356	753	68.1
Florida	$47,884,287	307	19.46	$155,975	7.311	353	688	81.9
Georgia	$2,416,902	12	0.98	$201,409	6.650	354	692	83.4
Hawaii	$552,686	2	0.22	$276,343	6.825	357	707	86.0
Iowa	$627,500	2	0.25	$313,750	6.727	350	621	83.6
Idaho	$480,881	2	0.20	$240,440	6.069	349	718	72.8
Illinois	$2,943,801	13	1.20	$226,446	6.648	331	701	68.5
Indiana	$1,145,129	13	0.47	$88,087	7.484	304	696	87.8
Kansas	$105,300	1	0.04	$105,300	6.625	359	733	63.8
Louisiana	$291,656	4	0.12	$72,914	6.598	356	722	64.7
Massachusetts	$4,945,251	17	2.01	$290,897	7.417	339	660	82.8
Maryland	$4,180,150	17	1.70	$245,891	6.573	338	686	79.3
Maine	$102,255	1	0.04	$102,255	7.750	358	655	80.0
Michigan	$203,186	1	0.08	$203,186	8.875	359	703	95.0
Minnesota	$1,140,167	5	0.46	$228,033	6.937	295	689	73.7
Missouri	$853,323	7	0.35	$121,903	7.500	357	725	87.4
Mississippi	$232,400	2	0.09	$116,200	7.255	358	683	80.0
Montana	$436,400	1	0.18	$436,400	6.250	357	741	73.1
North Carolina	$3,879,331	24	1.58	$161,639	6.990	344	695	77.4
New Hampshire	$898,019	5	0.36	$179,604	6.577	326	725	77.3
New Jersey	$9,393,080	40	3.82	$234,827	7.254	331	671	78.1
New Mexico	$276,159	3	0.11	$92,053	6.586	356	712	67.1
Nevada	$5,525,121	25	2.24	$221,005	7.196	356	699	77.5

$246,122,547 Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
New York	$21,835,705	65	8.87	$335,934	6.960	342	697	75.3
Ohio	$3,010,091	15	1.22	$200,673	6.644	333	681	82.6
Oklahoma	$255,960	1	0.10	$255,960	6.375	357	628	80.0
Oregon	$5,023,604	26	2.04	$193,216	6.339	351	734	75.9
Pennsylvania	$2,869,201	17	1.17	$168,777	6.841	337	689	79.4
Rhode Island	$116,895	1	0.05	$116,895	5.875	355	604	69.1
South Carolina	$2,106,642	9	0.86	$234,071	6.521	345	729	72.3
Tennessee	$1,321,869	13	0.54	$101,682	7.359	340	673	81.0
Texas	$5,256,617	35	2.14	$150,189	7.568	339	690	84.8
Utah	$1,799,687	8	0.73	$224,961	6.949	357	683	76.9
Virginia	$3,971,862	15	1.61	$264,791	6.884	356	677	79.7
Washington	$4,306,419	21	1.75	$205,068	6.692	352	735	76.2
Wisconsin	$204,000	1	0.08	$204,000	5.750	346	721	80.0
Wyoming	$648,822	1	0.26	$648,822	6.500	358	624	65.0
	$246,122,547	1,082	100.00	$227,470	6.840	347	699	76.5

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$11,651,357	57	4.73	$204,410	6.402	345	712	39.3
50.01 - 55.00	$4,992,869	19	2.03	$262,783	6.290	353	711	53.3
55.01 - 60.00	$10,559,568	44	4.29	$239,990	6.305	341	704	58.0
60.01 - 65.00	$17,533,935	59	7.12	$297,185	6.588	343	689	63.2
65.01 - 70.00	$26,614,104	111	10.81	$239,767	6.548	344	703	68.7
70.01 - 75.00	$22,557,076	78	9.16	$289,193	6.596	349	684	73.8
75.01 - 80.00	$91,747,237	363	37.28	$252,747	6.681	346	713	79.6
80.01 - 85.00	$3,157,252	19	1.28	$166,171	7.276	355	653	84.3
85.01 - 90.00	$27,989,403	162	11.37	$172,774	7.683	352	682	89.7
90.01 - 95.00	$22,503,434	121	9.14	$185,979	7.612	353	678	94.8
95.01 - 100.00	$6,816,310	49	2.77	$139,108	7.425	356	704	99.5
	$246,122,547	1,082	100.00	$227,470	6.840	347	699	76.5

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.750	$196,000	1	0.08	$196,000	4.750	358	710	80.0
4.875	$250,900	1	0.10	$250,900	4.875	357	633	80.0
5.000	$1,343,784	5	0.55	$268,757	5.000	355	703	57.5
5.125	$79,108	1	0.03	$79,108	5.125	177	681	37.1
5.375	$1,877,856	7	0.76	$268,265	5.375	354	721	67.8
5.500	$8,470,950	22	3.44	$385,043	5.500	343	739	64.7
5.625	$8,909,675	21	3.62	$424,270	5.625	353	731	73.2

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

$246,122,547 Fixed Rate Mortgage Loans

Current Gross Coupon								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.750	$21,005,205	53	8.53	$396,325	5.750	352	738	73.9
5.875	$4,855,572	19	1.97	$255,556	5.875	348	695	69.6
6.000	$6,150,232	19	2.50	$323,696	6.000	343	697	68.1
6.100	$145,724	1	0.06	$145,724	6.100	356	599	70.0
6.125	$4,294,220	19	1.74	$226,012	6.125	349	704	71.7
6.190	$138,064	1	0.06	$138,064	6.190	356	686	90.0
6.240	$123,525	1	0.05	$123,525	6.240	356	603	88.6
6.250	$10,813,362	43	4.39	$251,474	6.250	350	703	71.3
6.350	$272,100	1	0.11	$272,100	6.350	356	613	95.0
6.375	$18,436,428	63	7.49	$292,642	6.375	346	715	72.1
6.380	$634,696	1	0.26	$634,696	6.380	357	621	95.0
6.500	$13,315,202	46	5.41	$289,461	6.500	354	707	72.9
6.550	$129,384	1	0.05	$129,384	6.550	359	699	70.0
6.590	$392,430	1	0.16	$392,430	6.590	355	629	86.1
6.625	$12,783,827	49	5.19	$260,894	6.625	349	713	70.8
6.715	$241,404	1	0.10	$241,404	6.715	353	647	86.8
6.725	$311,933	1	0.13	$311,933	6.725	356	650	95.0
6.740	$435,479	1	0.18	$435,479	6.740	356	642	95.0
6.750	$10,400,740	54	4.23	$192,606	6.750	341	716	72.3
6.850	$343,418	1	0.14	$343,418	6.850	358	669	80.0
6.875	$17,564,900	80	7.14	$219,561	6.875	339	690	77.9
6.990	$689,511	3	0.28	$229,837	6.990	357	647	76.6
7.000	$11,276,138	55	4.58	$205,021	7.000	350	697	75.4
7.125	$7,795,755	37	3.17	$210,696	7.125	337	699	74.5
7.250	$10,268,752	49	4.17	$209,566	7.250	335	687	79.1
7.255	$234,073	1	0.10	$234,073	7.255	355	609	92.5
7.340	$340,500	1	0.14	$340,500	7.340	355	605	95.0
7.375	$9,810,051	51	3.99	$192,354	7.375	342	691	80.5
7.490	$139,081	1	0.06	$139,081	7.490	356	661	100.0
7.500	$12,090,150	70	4.91	$172,716	7.500	346	700	80.5
7.625	$6,885,733	39	2.80	$176,557	7.625	347	677	81.6
7.630	$224,343	1	0.09	$224,343	7.630	356	663	90.0
7.715	$255,078	1	0.10	$255,078	7.715	355	638	89.8
7.718	$75,837	1	0.03	$75,837	7.718	357	622	95.0
7.750	$5,837,373	36	2.37	$162,149	7.750	340	674	84.6
7.865	$249,479	1	0.10	$249,479	7.865	357	608	86.2
7.875	$9,182,168	53	3.73	$173,248	7.875	352	687	86.8
7.990	$688,315	5	0.28	$137,663	7.990	357	632	75.3
8.000	$2,549,504	21	1.04	$121,405	8.000	358	676	88.5
8.125	$3,224,983	22	1.31	$146,590	8.125	337	698	82.6
8.250	$4,737,576	27	1.92	$175,466	8.250	358	697	91.5
8.365	$165,778	1	0.07	$165,778	8.365	356	614	95.0
8.375	$2,049,478	13	0.83	$157,652	8.375	354	637	83.1
8.430	$327,595	1	0.13	$327,595	8.430	358	524	74.2
8.490	$170,474	1	0.07	$170,474	8.490	355	639	94.0
8.500	$3,228,898	18	1.31	$179,383	8.500	357	641	87.4

$246,122,547 Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.625	$1,556,093	8	0.63	$194,512	8.625	358	658	91.0
8.750	$1,365,484	11	0.55	$124,135	8.750	351	668	90.4
8.875	$2,459,361	14	1.00	$175,669	8.875	358	643	88.5
8.890	$170,268	2	0.07	$85,134	8.890	354	662	85.0
9.000	$1,362,467	7	0.55	$194,638	9.000	357	624	87.4
9.125	$987,946	5	0.40	$197,589	9.125	357	612	83.8
9.250	$715,135	6	0.29	$119,189	9.250	358	648	92.1
9.375	$167,144	1	0.07	$167,144	9.375	357	639	90.0
9.500	$611,298	3	0.25	$203,766	9.500	358	561	81.0
9.990	$124,773	1	0.05	$124,773	9.990	355	590	45.5
10.250	$189,840	1	0.08	$189,840	10.250	358	646	95.0
	$246,122,547	1,082	100.00	$227,470	6.840	347	699	76.5

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$153,293,046	678	62.28	$226,096	6.802	349	695	76.0
PUD	$43,792,780	180	17.79	$243,293	6.674	349	711	78.2
2-4U	$33,994,021	130	13.81	$261,492	7.129	338	698	74.8
CND	$12,054,527	79	4.90	$152,589	7.104	351	707	79.3
CNDP	$2,650,358	12	1.08	$220,863	6.926	358	734	84.6
SFRA	$175,385	2	0.07	$87,692	6.500	268	653	74.9
MNF	$162,431	1	0.07	$162,431	6.750	344	734	80.0
	$246,122,547	1,082	100.00	$227,470	6.840	347	699	76.5

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$131,050,751	631	53.25	$207,687	6.997	349	707	81.8
RCO	$74,576,875	318	30.30	$234,518	6.891	342	681	70.4
RNC	$40,494,922	133	16.45	$304,473	6.238	352	706	70.5
	$246,122,547	1,082	100.00	$227,470	6.840	347	699	76.5

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$200,976,485	799	81.66	$251,535	6.761	350	696	76.6
INV	$38,499,240	241	15.64	$159,748	7.252	336	715	76.0
2H	$6,646,822	42	2.70	$158,258	6.846	349	718	76.3

$246,122,547 Fixed Rate Mortgage Loans

Occupancy								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$246,122,547	1,082	100.00	$227,470	6.840	347	699	76.5

Months Remaining to Scheduled Maturity								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
360	$1,981,350	10	0.81	$198,135	6.994	360	677	70.5
359	$40,389,303	218	16.41	$185,272	7.279	359	693	82.1
358	$72,293,855	327	29.37	$221,082	7.167	358	694	76.4
357	$58,147,823	236	23.63	$246,389	6.829	357	703	75.3
356	$31,233,073	114	12.69	$273,974	6.185	356	706	76.0
355	$6,989,606	29	2.84	$241,021	6.787	355	683	78.9
354	$1,405,069	10	0.57	$140,507	8.359	354	697	78.4
353	$952,643	4	0.39	$238,161	6.088	353	714	73.9
352	$275,000	1	0.11	$275,000	6.000	352	651	67.9
350	$299,361	1	0.12	$299,361	5.750	350	789	73.0
348	$2,418,179	4	0.98	$604,545	5.673	348	734	68.4
347	$5,741,300	15	2.33	$382,753	5.669	347	723	72.5
346	$5,681,610	15	2.31	$378,774	5.623	346	721	69.0
345	$1,809,149	6	0.74	$301,525	5.827	345	740	72.8
344	$1,082,431	3	0.44	$360,810	5.856	344	739	66.8
343	$670,227	3	0.27	$223,409	5.856	343	715	87.8
342	$368,379	1	0.15	$368,379	6.375	342	652	78.1
341	$472,523	1	0.19	$472,523	6.625	341	625	73.8
334	$346,228	1	0.14	$346,228	8.375	334	692	96.6
333	$244,489	1	0.10	$244,489	6.625	333	792	71.7
323	$158,591	1	0.06	$158,591	6.875	323	616	80.2
315	$164,932	1	0.07	$164,932	7.500	315	651	99.2
303	$177,004	1	0.07	$177,004	8.750	303	764	90.0
293	$250,084	2	0.10	$125,042	7.015	293	603	80.0
239	$94,313	1	0.04	$94,313	6.750	239	719	70.0
238	$534,776	3	0.22	$178,259	6.411	238	697	61.3
234	$123,750	1	0.05	$123,750	6.375	234	726	75.0
179	$5,044,990	37	2.05	$136,351	7.011	179	715	75.9
178	$4,060,634	24	1.65	$169,193	7.042	178	677	73.1
177	$1,197,110	6	0.49	$199,518	6.879	177	671	64.2
176	$1,239,658	4	0.50	$309,915	6.338	176	670	69.6
168	$275,107	1	0.11	$275,107	7.750	168	680	80.0
	$246,122,547	1,082	100.00	$227,470	6.840	347	699	76.5

$246,122,547 Fixed Rate Mortgage Loans

Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$109,848,457	443	44.63	$247,965	6.741	346	701	73.9
FULL/ALT	$50,287,168	211	20.43	$238,328	6.473	350	700	78.2
NINA	$46,741,962	257	18.99	$181,875	7.647	349	685	81.4
NO RATIO	$17,077,292	102	6.94	$167,424	7.142	347	690	79.9
PREFERRED	$13,656,475	32	5.55	$426,765	5.711	350	747	70.6
SISA	$7,051,368	32	2.86	$220,355	7.241	343	683	75.9
FULL-DU	$1,301,235	4	0.53	$325,309	6.084	358	707	73.6
STREAMLINE	$158,591	1	0.06	$158,591	6.875	323	616	80.2
	$246,122,547	1,082	100.00	$227,470	6.840	347	699	76.5

Range of FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
501 - 520	$797,938	4	0.32	$199,485	9.028	358	513	69.3
521 - 540	$327,595	1	0.13	$327,595	8.430	358	524	74.2
541 - 560	$575,235	3	0.23	$191,745	8.508	358	543	71.0
561 - 580	$2,578,987	12	1.05	$214,916	7.914	358	570	69.1
581 - 600	$2,588,429	13	1.05	$199,110	7.674	353	591	74.5
601 - 620	$8,601,062	45	3.49	$191,135	7.216	356	612	74.9
621 - 640	$24,660,111	123	10.02	$200,489	7.180	344	631	77.2
641 - 660	$25,348,953	115	10.30	$220,426	7.245	348	650	81.9
661 - 680	$24,929,338	119	10.13	$209,490	7.022	336	672	77.8
681 - 700	$30,300,976	148	12.31	$204,736	6.849	344	689	78.6
701 - 720	$34,650,963	133	14.08	$260,534	6.582	351	710	76.0
721 - 740	$22,142,960	98	9.00	$225,949	6.748	349	731	76.3
741 - 760	$29,122,899	107	11.83	$272,177	6.534	347	750	75.2
761 - 780	$23,502,736	89	9.55	$264,076	6.373	354	770	71.9
781 - 800	$12,763,893	51	5.19	$250,272	6.433	351	790	72.6
801 - 820	$1,643,402	11	0.67	$149,400	7.277	328	809	66.8
821 - 840	$294,404	1	0.12	$294,404	5.750	345	827	69.9
Unknown	$1,292,666	9	0.53	$143,630	7.473	357		77.3
	$246,122,547	1,082	100.00	$227,470	6.840	347	699	76.5

Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$119,476,748	427	48.54	$279,805	6.638	339	709	75.6
12	$19,458,328	82	7.91	$237,297	7.281	355	688	78.7
24	$9,229,647	43	3.75	$214,643	7.049	357	696	77.5
30	$599,235	4	0.24	$149,809	7.588	358	660	84.2
36	$28,865,895	149	11.73	$193,731	6.886	356	684	75.0
48	$229,842	1	0.09	$229,842	7.875	359	579	63.9

$246,122,547 Fixed Rate Mortgage Loans

Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
60	$68,262,852	376	27.74	$181,550	7.011	355	693	78.0
	$246,122,547	**1,082**	**100.00**	**$227,470**	**6.840**	**347**	**699**	**76.5**

80% LTV/PMI Analysis (Excludes 731 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$234,073	1	0.39	$234,073	7.255	355	609	92.5
> 80% LTV, with MI	$60,232,326	350	99.61	$172,092	7.599	353	682	92.4
	$60,466,399	**351**	**100.00**	**$172,269**	**7.597**	**353**	**681**	**92.4**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 5.00	$1,953,586	15	0.79	$130,239	7.231	342	692	92.2
5.01 - 10.00	$347,351	3	0.14	$115,784	6.341	357	762	71.2
10.01 - 15.00	$2,027,855	7	0.82	$289,694	6.534	358	740	79.4
15.01 - 20.00	$3,696,546	16	1.50	$231,034	6.258	326	714	72.1
20.01 - 25.00	$10,684,828	38	4.34	$281,180	6.136	340	727	71.4
25.01 - 30.00	$17,064,696	69	6.93	$247,314	6.373	338	709	72.8
30.01 - 35.00	$28,031,638	109	11.39	$257,171	6.635	339	699	74.6
35.01 - 40.00	$32,883,174	122	13.36	$269,534	6.654	348	713	75.5
40.01 - 45.00	$27,182,436	120	11.04	$226,520	6.704	355	689	76.2
45.01 - 50.00	$21,592,808	96	8.77	$224,925	6.908	348	694	79.7
50.01 - 55.00	$6,370,560	21	2.59	$303,360	6.897	357	684	75.9
> 55.00	$4,285,693	15	1.74	$285,713	6.976	356	705	79.4
Unknown	$90,001,375	451	36.57	$199,560	7.183	350	693	77.8
	$246,122,547	**1,082**	**100.00**	**$227,470**	**6.840**	**347**	**699**	**76.5**

Countrywide

SECURITIES CORPORATION

A Countrywide Capital Markets Company

Computational Materials for

CWALT 2004-J9 : Group 2

$210,725,614 ARM Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool (As of Calculation Date)			Range
Total Number of Loans		1,213	
Total Outstanding Balance		$210,725,614	
Average Loan Balance		$173,723	$37,862 to $410,220
WA Mortgage Rate		5.650%	3.125% to 9.450%
WA Mortgage Rate Net LPMI		5.559%	3.125% to 9.450%
Net WAC		5.118%	2.741% to 9.066%
ARM Characteristics			
WA Gross Margin		5.265%	1.750% to 9.200%
WA Months to First Roll		30	1 to 75
WA First Periodic Cap		2.957%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.055%	1.000% to 2.000%
WA Lifetime Cap		11.624%	6.990% to 15.450%
WA Lifetime Floor		5.452%	1.750% to 9.200%
WA Original Term (months)		360	180 to 360
WA Remaining Term (months)		357	179 to 360
WA Age (months)		3	0 to 36
WA LTV		79.62%	9.45% to 100.00%
WA FICO		670	
WA DTI%		40.99%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		83.70%	
Prepay Moves Exempted	Soft	0.31%	
	Hard	67.18%	
	No Prepay	16.30%	
	Unknown	16.22%	
Percent of IO		52.41%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	44.11%	SFR	73.95%	FULL/AL	63.74%	PUR	55.80%	OO	94.46%	0	16.30%
AZ	5.78%	CND	11.61%	REDUCE	20.28%	RCO	32.97%	INV	4.63%	6	0.60%
FL	5.67%	PUD	10.97%	FULL-DU	15.04%	RNC	11.23%	2H	0.90%	12	4.24%
WA	5.01%	2-4U	3.23%	NO RATI	0.72%					24	26.18%
MN	3.98%	CNDP	0.14%	STREAM	0.11%					36	50.65%
										60	2.04%

$210,725,614 ARM Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M - IO	$123,500	1	0.06	$123,500	3.125	359	742	68.6
30Y LIB6M - IO	$3,096,295	19	1.47	$162,963	4.145	359	690	76.5
30Y LIB12M	$179,218	1	0.09	$179,218	5.000	353	689	93.0
30Y CMT1Y	$341,215	3	0.16	$113,738	4.421	345	663	73.8
2/18 LIB6M	$265,731	1	0.13	$265,731	4.750	237	685	86.4
2/28 LIB6M - IO	$33,399,880	159	15.85	$210,062	5.939	357	672	80.0
2/28 LIB6M	$50,365,310	285	23.90	$176,720	5.684	358	667	79.1
2/13 LIB6M	$103,622	1	0.05	$103,622	5.350	179	663	80.0
3/27 LIB6M - IO	$60,006,301	359	28.48	$167,148	5.527	357	665	80.1
3/1 CMT1Y	$670,923	5	0.32	$134,185	5.188	357	703	78.0
3/27 LIB6M	$44,317,700	289	21.03	$153,348	5.672	357	663	79.3
7/1 CMT1Y	$154,763	1	0.07	$154,763	7.000	324	605	78.8
5/1 LIB12M	$756,321	3	0.36	$252,107	6.258	345	643	80.7
5/25 LIB6M - IO	$13,517,372	68	6.41	$198,785	5.629	357	709	79.7
5/25 LIB6M	$2,622,864	15	1.24	$174,858	5.992	358	687	82.1
5/1 CMT1Y	$259,402	1	0.12	$259,402	5.250	358	672	80.0
7/1 LIB12M	$241,733	1	0.11	$241,733	5.375	345	706	84.8
7/23 LIB6M - IO	$303,464	1	0.14	$303,464	5.750	351	677	80.0
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$183,806	4	0.09	$45,952	5.691	358	742	49.6
$50,000.01 - $100,000.00	$13,289,819	163	6.31	$81,533	6.148	358	666	78.3
$100,000.01 - $150,000.00	$44,554,560	359	21.14	$124,107	5.865	357	667	79.4
$150,000.01 - $200,000.00	$52,830,374	301	25.07	$175,516	5.688	357	666	79.2
$200,000.01 - $250,000.00	$43,445,556	192	20.62	$226,279	5.471	357	671	79.7
$250,000.01 - $300,000.00	$38,594,503	139	18.32	$277,658	5.437	356	675	80.7
$300,000.01 - $350,000.00	$15,880,551	50	7.54	$317,611	5.423	356	675	80.6
$350,000.01 - $400,000.00	$1,536,225	4	0.73	$384,056	6.329	353	676	76.5
$400,000.01 - $450,000.00	$410,220	1	0.19	$410,220	6.375	359	742	75.0
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$145,944	3	0.07	$48,648	6.065	358	734	52.7
$50,000.01 - $100,000.00	$13,228,683	163	6.28	$81,158	6.142	358	666	78.2
$100,000.01 - $150,000.00	$44,653,559	360	21.19	$124,038	5.866	357	667	79.4
$150,000.01 - $200,000.00	$52,830,374	301	25.07	$175,516	5.688	357	666	79.2
$200,000.01 - $250,000.00	$42,698,024	189	20.26	$225,915	5.478	357	671	79.6

$210,725,614 ARM Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$250,000.01 - $300,000.00	$37,549,559	136	17.82	$276,100	5.458	356	677	80.6
$300,000.01 - $350,000.00	$17,673,027	56	8.39	$315,590	5.365	356	672	80.9
$350,000.01 - $400,000.00	$1,536,225	4	0.73	$384,056	6.329	353	676	76.5
$400,000.01 - $450,000.00	$410,220	1	0.19	$410,220	6.375	359	742	75.0
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$252,262	2	0.12	$126,131	4.462	355	684	73.7
Arizona	$12,174,703	87	5.78	$139,939	5.711	357	665	81.0
California	$92,950,442	408	44.11	$227,820	5.465	356	679	78.6
Colorado	$5,524,455	31	2.62	$178,208	5.862	358	663	83.3
Connecticut	$1,745,999	13	0.83	$134,308	5.838	358	673	77.9
Delaware	$553,200	3	0.26	$184,400	4.965	358	682	88.5
Florida	$11,951,727	80	5.67	$149,397	5.602	357	667	80.1
Georgia	$5,487,351	41	2.60	$133,838	6.094	358	658	81.5
Hawaii	$197,451	1	0.09	$197,451	5.000	354	690	90.0
Iowa	$927,922	8	0.44	$115,990	6.406	359	665	82.0
Idaho	$318,649	2	0.15	$159,324	5.147	356	646	80.0
Illinois	$3,508,416	22	1.66	$159,473	5.883	357	665	77.2
Indiana	$2,209,999	17	1.05	$130,000	5.786	349	677	82.2
Kansas	$528,412	4	0.25	$132,103	5.743	357	686	79.9
Kentucky	$768,758	8	0.36	$96,095	5.748	358	640	79.1
Massachusetts	$2,955,870	13	1.40	$227,375	5.526	358	659	75.5
Maryland	$4,446,738	26	2.11	$171,028	5.518	356	661	81.1
Maine	$202,240	1	0.10	$202,240	4.500	354	635	80.0
Michigan	$3,157,736	27	1.50	$116,953	5.989	357	654	80.2
Minnesota	$8,386,022	56	3.98	$149,750	5.922	357	658	79.5
Missouri	$1,784,178	14	0.85	$127,441	5.765	358	666	82.4
Mississippi	$1,052,019	8	0.50	$131,502	4.936	357	695	79.0
North Carolina	$4,916,915	36	2.33	$136,581	6.327	358	656	79.2
North Dakota	$202,658	2	0.10	$101,329	5.546	357	694	79.9
Nebraska	$302,982	3	0.14	$100,994	6.285	358	628	79.5
New Hampshire	$187,800	1	0.09	$187,800	4.800	357	704	80.0
New Jersey	$2,254,480	11	1.07	$204,953	6.427	359	659	79.6
New Mexico	$492,454	3	0.23	$164,151	5.750	359	640	78.4
Nevada	$3,025,566	19	1.44	$159,240	5.893	357	670	78.4
New York	$2,454,246	12	1.16	$204,521	5.679	357	637	82.6
Ohio	$4,877,035	43	2.31	$113,419	5.930	358	663	80.9
Oregon	$4,454,319	33	2.11	$134,979	5.826	358	674	81.2
Pennsylvania	$1,630,498	12	0.77	$135,875	5.471	358	660	75.5
Rhode Island	$499,424	3	0.24	$166,475	5.583	358	649	79.5
South Carolina	$1,241,456	8	0.59	$155,182	6.048	357	652	83.0

$210,725,614 ARM Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
South Dakota	$69,082	1	0.03	$69,082	6.800	359	627	78.8
Tennessee	$3,425,326	27	1.63	$126,864	5.807	358	671	80.8
Texas	$1,728,040	16	0.82	$108,002	5.965	358	666	79.4
Utah	$1,335,938	9	0.63	$148,438	5.304	356	665	81.6
Virginia	$4,323,113	27	2.05	$160,115	5.921	356	653	80.8
Washington	$10,557,051	60	5.01	$175,951	5.580	357	664	81.2
Wisconsin	$1,258,421	11	0.60	$114,402	6.177	358	682	79.9
West Virginia	$301,559	3	0.14	$100,520	6.937	359	642	79.1
Wyoming	$102,701	1	0.05	$102,701	6.150	359	685	78.5
	$210,725,614	**1,213**	**100.00**	**$173,723**	**5.650**	**357**	**670**	**79.6**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$2,657,571	20	1.26	$132,879	5.157	357	677	38.0
50.01 - 55.00	$2,151,921	13	1.02	$165,532	5.142	357	674	52.6
55.01 - 60.00	$2,145,138	11	1.02	$195,013	5.347	358	693	57.5
60.01 - 65.00	$4,089,044	20	1.94	$204,452	5.286	357	657	62.9
65.01 - 70.00	$6,707,899	37	3.18	$181,295	5.346	357	671	68.6
70.01 - 75.00	$9,113,242	48	4.32	$189,859	5.488	357	676	74.0
75.01 - 80.00	$141,700,439	848	67.24	$167,100	5.664	357	670	79.7
80.01 - 85.00	$11,439,992	57	5.43	$200,702	5.537	357	670	84.0
85.01 - 90.00	$24,103,660	124	11.44	$194,384	5.935	355	664	89.5
90.01 - 95.00	$5,299,074	25	2.51	$211,963	5.306	356	669	94.4
95.01 - 100.00	$1,317,633	10	0.63	$131,763	7.377	359	674	100.0
	$210,725,614	**1,213**	**100.00**	**$173,723**	**5.650**	**357**	**670**	**79.6**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.125	$411,500	2	0.20	$205,750	3.125	359	736	76.6
3.500	$1,094,500	6	0.52	$182,417	3.500	359	695	72.9
3.625	$200,800	1	0.10	$200,800	3.625	358	657	80.0
3.750	$87,000	1	0.04	$87,000	3.750	359	709	68.0
3.875	$135,000	1	0.06	$135,000	3.875	358	743	91.8
4.000	$288,458	2	0.14	$144,229	4.000	358	655	78.5
4.125	$275,898	1	0.13	$275,898	4.125	356	758	80.0
4.250	$482,251	3	0.23	$160,750	4.250	357	731	76.7
4.500	$8,941,533	42	4.24	$212,894	4.500	356	679	79.0
4.550	$742,746	4	0.35	$185,686	4.550	357	650	74.5
4.580	$180,800	1	0.09	$180,800	4.580	358	696	80.0
4.600	$1,655,251	9	0.79	$183,917	4.600	355	650	77.8

$210,725,614 ARM Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.625	$214,972	2	0.10	$107,486	4.625	356	733	78.5
4.650	$2,565,285	13	1.22	$197,330	4.650	355	667	81.0
4.700	$2,794,023	15	1.33	$186,268	4.700	356	703	79.3
4.710	$254,400	1	0.12	$254,400	4.710	355	686	80.0
4.740	$299,941	1	0.14	$299,941	4.740	356	759	66.7
4.750	$5,137,868	24	2.44	$214,078	4.750	349	681	78.6
4.800	$2,863,347	15	1.36	$190,890	4.800	356	683	77.4
4.850	$2,774,543	15	1.32	$184,970	4.850	355	666	81.7
4.875	$2,944,258	16	1.40	$184,016	4.875	356	700	80.2
4.900	$4,742,180	24	2.25	$197,591	4.900	356	658	77.6
4.930	$180,774	1	0.09	$180,774	4.930	358	669	80.0
4.950	$5,701,927	31	2.71	$183,933	4.950	356	677	77.3
4.990	$4,841,373	23	2.30	$210,494	4.990	356	670	78.9
4.999	$247,500	1	0.12	$247,500	4.999	357	650	75.0
5.000	$5,606,831	30	2.66	$186,894	5.000	356	688	82.0
5.050	$2,593,336	16	1.23	$162,084	5.050	355	668	76.4
5.080	$235,158	1	0.11	$235,158	5.080	357	654	80.0
5.100	$5,191,863	26	2.46	$199,687	5.100	356	657	76.5
5.125	$1,324,367	8	0.63	$165,546	5.125	357	717	77.5
5.150	$7,109,765	38	3.37	$187,099	5.150	356	671	79.4
5.200	$3,151,273	18	1.50	$175,071	5.200	357	664	80.5
5.240	$633,440	3	0.30	$211,147	5.240	355	648	82.5
5.250	$7,316,461	41	3.47	$178,450	5.250	357	680	77.5
5.270	$102,949	1	0.05	$102,949	5.270	356	707	80.0
5.275	$152,474	1	0.07	$152,474	5.275	357	663	90.0
5.300	$5,482,409	28	2.60	$195,800	5.300	358	662	79.5
5.320	$133,500	1	0.06	$133,500	5.320	356	689	80.0
5.325	$256,000	1	0.12	$256,000	5.325	357	753	80.0
5.350	$4,476,753	23	2.12	$194,641	5.350	353	648	78.9
5.375	$1,747,115	9	0.83	$194,124	5.375	355	699	79.7
5.400	$5,784,204	30	2.74	$192,807	5.400	357	663	81.1
5.450	$4,146,442	26	1.97	$159,479	5.450	357	668	78.9
5.490	$323,400	2	0.15	$161,700	5.490	356	708	87.0
5.500	$4,437,687	22	2.11	$201,713	5.500	357	686	75.4
5.510	$112,000	1	0.05	$112,000	5.510	357	688	80.0
5.525	$187,920	1	0.09	$187,920	5.525	358	649	80.0
5.530	$324,000	1	0.15	$324,000	5.530	355	666	90.0
5.550	$2,515,004	12	1.19	$209,584	5.550	357	671	77.2
5.590	$171,800	1	0.08	$171,800	5.590	356	623	71.7
5.600	$1,594,383	9	0.76	$177,154	5.600	357	675	81.8
5.625	$906,235	5	0.43	$181,247	5.625	357	680	80.3
5.630	$163,200	1	0.08	$163,200	5.630	357	660	80.0
5.650	$3,566,662	21	1.69	$169,841	5.650	358	674	79.6
5.700	$4,196,060	23	1.99	$182,437	5.700	357	679	81.4
5.725	$318,750	1	0.15	$318,750	5.725	355	733	75.0
5.740	$351,200	2	0.17	$175,600	5.740	353	631	79.8
5.750	$4,423,288	21	2.10	$210,633	5.750	356	670	80.9

Countrywide®

SECURITIES CORPORATION

A Countrywide Capital Markets Company

$210,725,614 ARM Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.780	$268,300	2	0.13	$134,150	5.780	356	572	80.0
5.800	$1,411,307	7	0.67	$201,615	5.800	357	668	79.8
5.850	$1,415,150	8	0.67	$176,894	5.850	356	658	80.0
5.860	$129,314	1	0.06	$129,314	5.860	358	630	80.0
5.875	$1,693,367	9	0.80	$188,152	5.875	359	694	80.1
5.880	$127,870	1	0.06	$127,870	5.880	359	627	80.0
5.900	$3,824,902	26	1.82	$147,112	5.900	357	668	80.0
5.950	$3,235,886	19	1.54	$170,310	5.950	356	660	80.9
5.960	$95,970	1	0.05	$95,970	5.960	357	642	80.0
5.980	$156,000	1	0.07	$156,000	5.980	356	634	80.0
5.990	$3,967,155	21	1.88	$188,912	5.990	357	665	80.1
5.999	$881,600	4	0.42	$220,400	5.999	358	685	80.0
6.000	$3,862,403	25	1.83	$154,496	6.000	358	663	78.9
6.050	$1,675,575	11	0.80	$152,325	6.050	359	667	80.3
6.075	$167,200	1	0.08	$167,200	6.075	358	653	79.6
6.100	$1,806,416	16	0.86	$112,901	6.100	358	650	79.3
6.125	$1,705,218	8	0.81	$213,152	6.125	359	702	79.1
6.140	$130,466	1	0.06	$130,466	6.140	359	623	78.8
6.150	$2,728,948	20	1.30	$136,447	6.150	359	662	80.4
6.175	$170,071	2	0.08	$85,036	6.175	359	639	80.0
6.200	$1,538,966	12	0.73	$128,247	6.200	359	653	79.2
6.250	$6,119,958	39	2.90	$156,922	6.250	359	668	79.4
6.270	$99,826	1	0.05	$99,826	6.270	359	625	79.9
6.275	$132,751	1	0.06	$132,751	6.275	357	641	80.0
6.300	$1,017,225	7	0.48	$145,318	6.300	358	674	79.4
6.320	$134,274	1	0.06	$134,274	6.320	359	640	80.0
6.350	$1,218,672	9	0.58	$135,408	6.350	358	645	76.3
6.370	$112,821	1	0.05	$112,821	6.370	359	642	79.0
6.375	$2,027,629	11	0.96	$184,330	6.375	359	691	79.0
6.390	$288,070	2	0.14	$144,035	6.390	358	639	79.4
6.400	$1,284,802	11	0.61	$116,800	6.400	359	636	78.2
6.450	$901,000	7	0.43	$128,714	6.450	358	629	78.0
6.480	$151,920	1	0.07	$151,920	6.480	359	736	80.0
6.490	$99,600	1	0.05	$99,600	6.490	357	700	80.0
6.500	$3,700,439	21	1.76	$176,211	6.500	356	665	78.5
6.550	$661,951	5	0.31	$132,390	6.550	358	655	75.1
6.575	$67,878	1	0.03	$67,878	6.575	359	623	79.1
6.590	$134,100	1	0.06	$134,100	6.590	357	606	79.4
6.600	$1,192,200	9	0.57	$132,467	6.600	359	671	75.7
6.625	$1,436,679	7	0.68	$205,240	6.625	359	691	84.0
6.640	$87,923	1	0.04	$87,923	6.640	360	624	80.0
6.650	$1,609,615	12	0.76	$134,135	6.650	359	654	78.9
6.675	$108,720	1	0.05	$108,720	6.675	359	690	78.8
6.690	$93,600	1	0.04	$93,600	6.690	359	665	79.3
6.700	$1,617,631	10	0.77	$161,763	6.700	359	628	79.5
6.720	$85,479	1	0.04	$85,479	6.720	359	641	77.8
6.725	$286,771	2	0.14	$143,385	6.725	359	637	79.9

$210,725,614 ARM Rate Mortgage Loans

Current Gross Coupon								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.750	$3,932,733	24	1.87	$163,864	6.750	359	663	80.3
6.780	$86,350	1	0.04	$86,350	6.780	359	658	80.0
6.800	$1,007,501	8	0.48	$125,938	6.800	359	666	82.1
6.850	$511,096	6	0.24	$85,183	6.850	359	657	78.7
6.875	$2,634,374	13	1.25	$202,644	6.875	358	656	84.8
6.900	$359,613	4	0.17	$89,903	6.900	359	661	79.2
6.910	$121,399	1	0.06	$121,399	6.910	359	639	90.0
6.950	$697,610	7	0.33	$99,659	6.950	359	644	80.3
6.990	$1,500,392	7	0.71	$214,342	6.990	359	684	79.9
7.000	$1,707,395	11	0.81	$155,218	7.000	355	661	81.4
7.075	$177,157	1	0.08	$177,157	7.075	359	743	90.0
7.100	$495,160	5	0.23	$99,032	7.100	359	680	78.7
7.125	$981,900	5	0.47	$196,380	7.125	359	676	82.5
7.150	$671,764	5	0.32	$134,353	7.150	359	650	82.6
7.200	$244,008	2	0.12	$122,004	7.200	359	652	83.0
7.230	$120,211	1	0.06	$120,211	7.230	359	607	78.7
7.250	$1,531,260	9	0.73	$170,140	7.250	359	642	87.3
7.300	$436,904	3	0.21	$145,635	7.300	359	620	85.4
7.375	$1,334,916	6	0.63	$222,486	7.375	359	646	85.2
7.400	$71,546	1	0.03	$71,546	7.400	359	684	79.6
7.450	$536,926	4	0.25	$134,232	7.450	360	682	86.7
7.475	$153,485	1	0.07	$153,485	7.475	359	640	80.0
7.500	$1,299,011	8	0.62	$162,376	7.500	358	634	83.2
7.550	$659,258	5	0.31	$131,852	7.550	359	659	78.8
7.625	$671,236	3	0.32	$223,745	7.625	358	679	85.1
7.650	$230,184	2	0.11	$115,092	7.650	359	634	82.6
7.750	$797,344	7	0.38	$113,906	7.750	358	685	85.3
7.780	$76,338	1	0.04	$76,338	7.780	358	629	90.0
7.800	$206,855	1	0.10	$206,855	7.800	360	643	86.3
7.850	$95,710	1	0.05	$95,710	7.850	359	641	88.0
7.875	$353,959	3	0.17	$117,986	7.875	359	689	87.9
7.900	$333,243	2	0.16	$166,622	7.900	359	645	85.1
7.930	$80,003	1	0.04	$80,003	7.930	359	660	85.0
7.990	$171,784	1	0.08	$171,784	7.990	359	627	90.0
8.000	$517,723	4	0.25	$129,431	8.000	359	639	85.7
8.100	$59,001	1	0.03	$59,001	8.100	359	625	88.8
8.125	$67,500	1	0.03	$67,500	8.125	360	653	75.0
8.375	$149,807	1	0.07	$149,807	8.375	359	614	100.0
8.500	$477,642	3	0.23	$159,214	8.500	359	678	89.5
8.550	$56,182	1	0.03	$56,182	8.550	359	633	90.0
8.650	$87,197	1	0.04	$87,197	8.650	359	693	90.0
8.750	$88,945	1	0.04	$88,945	8.750	358	609	90.0
9.450	$175,324	1	0.08	$175,324	9.450	359	648	83.6
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

$210,725,614 ARM Rate Mortgage Loans

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$155,841,721	919	73.95	$169,577	5.663	357	667	80.0
CND	$24,468,012	140	11.61	$174,772	5.648	357	683	79.8
PUD	$23,125,045	118	10.97	$195,975	5.417	357	671	79.0
2-4U	$6,814,318	32	3.23	$212,947	6.182	357	683	72.4
CNDP	$297,300	3	0.14	$99,100	5.508	356	663	78.0
MNF	$179,218	1	0.09	$179,218	5.000	353	689	93.0
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$117,586,759	711	55.80	$165,382	5.756	357	675	80.3
RCO	$69,480,586	353	32.97	$196,829	5.464	356	665	78.2
RNC	$23,658,268	149	11.23	$158,780	5.665	357	659	80.2
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$199,052,497	1,145	94.46	$173,845	5.634	357	668	79.7
INV	$9,766,786	59	4.63	$165,539	6.054	357	697	78.5
2H	$1,906,330	9	0.90	$211,814	5.237	357	692	79.5
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
360	$4,768,197	34	2.26	$140,241	6.964	360	657	83.8
359	$66,171,680	411	31.40	$161,002	6.218	359	668	79.2
358	$25,360,984	153	12.04	$165,758	5.741	358	672	78.1
357	$30,049,326	169	14.26	$177,807	5.441	357	671	79.9
356	$50,193,757	281	23.82	$178,625	5.187	356	676	79.7
355	$18,270,766	89	8.67	$205,290	5.170	355	669	79.7
354	$7,506,664	35	3.56	$214,476	5.103	354	661	82.3
353	$3,546,736	16	1.68	$221,671	5.095	353	656	83.2
352	$2,436,942	12	1.16	$203,078	4.837	352	652	76.4
351	$814,719	4	0.39	$203,680	5.196	351	661	78.4
349	$136,590	1	0.06	$136,590	7.500	349	668	95.0
348	$63,438	1	0.03	$63,438	7.750	348	721	80.0
345	$241,733	1	0.11	$241,733	5.375	345	706	84.8

$210,725,614 ARM Rate Mortgage Loans

Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
344	$70,775	1	0.03	$70,775	6.875	344	731	95.0
335	$569,190	2	0.27	$284,595	5.950	335	648	84.0
324	$154,763	1	0.07	$154,763	7.000	324	605	78.8
237	$265,731	1	0.13	$265,731	4.750	237	685	86.4
179	$103,622	1	0.05	$103,622	5.350	179	663	80.0
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL/ALT	$134,318,679	801	63.74	$167,689	5.574	357	663	79.6
REDUCED	$42,744,424	220	20.28	$194,293	6.245	358	685	79.9
FULL-DU	$31,691,156	179	15.04	$177,046	5.187	356	676	79.9
NO RATIO	$1,521,295	9	0.72	$169,033	5.193	357	683	73.5
STREAMLINE	$241,733	1	0.11	$241,733	5.375	345	706	84.8
NINA	$208,326	3	0.10	$69,442	6.241	353	737	61.1
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Range of FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
561 - 580	$134,684	1	0.06	$134,684	5.150	358	578	65.9
581 - 600	$181,500	1	0.09	$181,500	6.375	360	600	80.0
601 - 620	$14,620,837	95	6.94	$153,904	6.140	357	615	77.9
621 - 640	$42,536,746	250	20.19	$170,147	5.736	357	630	79.2
641 - 660	$46,256,150	263	21.95	$175,879	5.721	357	650	81.4
661 - 680	$36,213,178	210	17.18	$172,444	5.590	357	670	79.1
681 - 700	$26,489,910	144	12.57	$183,958	5.531	356	690	80.0
701 - 720	$15,073,112	86	7.15	$175,269	5.499	357	710	79.9
721 - 740	$12,126,066	66	5.75	$183,728	5.492	357	729	79.1
741 - 760	$10,529,401	55	5.00	$191,444	5.297	357	750	78.9
761 - 780	$4,015,494	26	1.91	$154,442	5.598	357	767	79.4
781 - 800	$1,943,059	13	0.92	$149,466	5.316	357	787	74.0
801 - 820	$605,477	3	0.29	$201,826	5.471	357	804	67.6
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$34,340,088	205	16.30	$167,513	5.687	357	681	79.9

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for
CWALT 2004-J9 : Group 2

$210,725,614 ARM Rate Mortgage Loans

Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6	$1,261,790	5	0.60	$252,358	5.453	355	679	83.0
12	$8,927,304	48	4.24	$185,985	5.765	358	664	79.4
24	$55,171,877	302	26.18	$182,688	5.903	357	669	79.8
36	$106,734,880	631	50.65	$169,152	5.468	357	666	79.3
60	$4,289,674	22	2.04	$194,985	5.442	359	678	81.4
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

80% LTV/PMI Analysis

(Excludes 997 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$5,639,460	33	13.38	$170,893	7.239	358	643	90.2
> 80% LTV, with MI	$36,520,899	183	86.62	$199,568	5.570	356	670	88.7
	$42,160,359	216	100.00	$195,187	5.793	356	667	88.9

Months to Roll

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$123,500	1	0.06	$123,500	3.125	359	742	68.6
4	$650,470	4	0.31	$162,618	4.215	358	682	71.9
5	$2,625,043	16	1.25	$164,065	4.185	359	692	78.7
9	$162,320	2	0.08	$81,160	4.058	357	674	67.4
11	$178,895	1	0.08	$178,895	4.750	335	653	79.7
12	$63,438	1	0.03	$63,438	7.750	348	721	80.0
13	$136,590	1	0.06	$136,590	7.500	349	668	95.0
15	$440,857	2	0.21	$220,429	4.853	351	656	77.1
16	$1,667,136	8	0.79	$208,392	4.756	352	657	79.2
17	$2,013,387	8	0.96	$251,673	5.151	353	645	83.1
18	$5,176,326	24	2.46	$215,680	5.171	354	660	82.4
19	$7,501,222	31	3.56	$241,975	5.296	355	670	78.6
20	$10,256,156	49	4.87	$209,309	5.267	356	676	78.4
21	$10,816,023	56	5.13	$193,143	5.629	354	680	81.4
22	$9,051,794	53	4.30	$170,789	5.684	358	669	75.7
23	$34,181,686	192	16.22	$178,030	6.195	358	668	79.2
24	$2,900,702	22	1.38	$131,850	7.024	360	654	85.8
27	$70,398	1	0.03	$70,398	4.950	351	621	80.0
28	$769,805	4	0.37	$192,451	5.013	352	641	70.2
29	$1,354,131	7	0.64	$193,447	5.026	353	667	82.2
30	$2,330,338	11	1.11	$211,849	4.954	354	663	81.9
31	$9,653,581	53	4.58	$182,143	5.064	355	670	80.3
32	$33,977,764	200	16.12	$169,889	5.196	356	668	80.2
33	$17,324,537	103	8.22	$168,199	5.320	357	663	79.2
34	$13,747,689	87	6.52	$158,019	5.797	358	667	79.7

$210,725,614 ARM Rate Mortgage Loans

Months to Roll

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
35	$24,413,705	176	11.59	$138,714	6.435	359	658	79.2
36	$1,672,495	11	0.79	$152,045	6.914	360	658	82.5
48	$154,763	1	0.07	$154,763	7.000	324	605	78.8
55	$1,115,962	5	0.53	$223,192	5.248	355	660	82.3
56	$6,030,612	33	2.86	$182,746	5.022	356	720	79.5
57	$2,012,177	9	0.95	$223,575	5.486	357	687	81.0
58	$1,911,031	9	0.91	$212,337	6.130	358	719	80.0
59	$5,500,881	29	2.61	$189,686	6.399	359	695	80.0
60	$195,000	1	0.09	$195,000	6.500	360	695	66.1
69	$241,733	1	0.11	$241,733	5.375	345	706	84.8
75	$303,464	1	0.14	$303,464	5.750	351	677	80.0
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Margin

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.750	$124,500	1	0.06	$124,500	3.500	359	676	91.5
2.000	$411,500	2	0.20	$205,750	3.125	359	736	76.6
2.125	$554,500	3	0.26	$184,833	3.539	359	717	76.0
2.250	$10,201,590	54	4.84	$188,918	5.228	356	713	80.0
2.375	$651,500	4	0.31	$162,875	3.708	359	681	68.7
2.500	$250,000	2	0.12	$125,000	4.795	358	774	81.7
2.625	$164,000	1	0.08	$164,000	4.000	359	662	80.0
2.750	$2,454,689	12	1.16	$204,557	5.789	350	697	79.9
2.875	$972,008	6	0.46	$162,001	5.577	357	681	78.6
3.250	$1,345,821	9	0.64	$149,536	5.528	358	666	75.9
3.500	$200,028	2	0.09	$100,014	7.579	349	685	90.2
3.740	$299,941	1	0.14	$299,941	4.740	356	759	68.7
3.750	$1,139,890	4	0.54	$284,973	5.269	356	714	78.4
3.950	$207,200	1	0.10	$207,200	4.950	356	666	80.0
3.990	$771,436	3	0.37	$257,145	4.990	355	707	67.5
4.000	$204,000	1	0.10	$204,000	7.000	358	692	80.0
4.070	$107,501	1	0.05	$107,501	5.250	356	783	80.0
4.100	$157,250	1	0.07	$157,250	5.100	356	619	52.5
4.150	$248,000	1	0.12	$248,000	5.150	353	640	80.0
4.200	$418,996	2	0.20	$209,498	4.550	357	650	80.0
4.220	$238,069	1	0.11	$238,069	4.600	357	638	71.3
4.240	$510,255	2	0.24	$255,128	5.240	355	637	83.1
4.250	$7,958,064	38	3.78	$209,423	4.528	356	684	78.4
4.300	$163,749	1	0.08	$163,749	4.550	357	639	55.0
4.330	$180,800	1	0.09	$180,800	4.580	356	696	80.0
4.350	$915,201	6	0.43	$152,533	4.600	357	651	80.0
4.360	$234,339	1	0.11	$234,339	4.800	358	743	59.5
4.400	$2,090,471	11	0.99	$190,043	4.650	356	671	80.8

$210,725,614 ARM Rate Mortgage Loans

Margin								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.410	$171,105	1	0.08	$171,105	4.800	357	627	75.0
4.450	$2,398,865	13	1.14	$184,528	4.700	356	709	80.0
4.460	$254,400	1	0.12	$254,400	4.710	355	666	80.0
4.500	$5,979,891	31	2.84	$192,900	4.979	355	666	78.0
4.530	$324,000	1	0.15	$324,000	5.530	355	666	90.0
4.550	$2,091,474	11	0.99	$190,134	4.951	356	680	80.8
4.560	$79,530	1	0.04	$79,530	5.000	358	700	47.9
4.600	$1,396,710	9	0.66	$155,190	4.850	356	677	80.0
4.610	$188,557	1	0.09	$188,557	5.150	358	721	89.6
4.625	$635,933	3	0.30	$211,978	4.953	357	707	80.0
4.650	$3,205,603	18	1.52	$178,089	4.900	358	647	81.0
4.660	$234,015	1	0.11	$234,015	4.950	357	697	83.9
4.680	$180,774	1	0.09	$180,774	4.930	358	669	80.0
4.700	$4,054,884	22	1.92	$184,313	5.051	356	680	79.3
4.725	$318,750	1	0.15	$318,750	5.725	355	733	75.0
4.740	$3,522,947	18	1.67	$195,719	5.065	356	660	80.0
4.750	$6,047,149	31	2.87	$195,069	5.233	357	710	72.0
4.800	$1,047,201	7	0.50	$149,600	5.040	356	683	80.0
4.812	$182,748	1	0.09	$182,748	5.450	359	701	64.1
4.830	$235,158	1	0.11	$235,158	5.080	357	654	80.0
4.850	$1,452,746	6	0.69	$242,124	5.249	355	643	77.5
4.860	$133,528	1	0.06	$133,528	5.150	357	742	90.0
4.875	$643,842	4	0.31	$160,960	5.255	357	710	80.0
4.900	$3,055,285	18	1.45	$169,738	5.182	356	668	80.5
4.910	$67,599	1	0.03	$67,599	5.100	358	629	80.0
4.950	$2,605,777	15	1.24	$173,718	5.346	358	676	81.0
4.990	$780,743	4	0.37	$195,186	5.872	354	648	71.6
4.998	$138,903	1	0.07	$138,903	5.700	359	682	90.0
5.000	$9,041,259	45	4.29	$200,917	5.398	357	678	78.0
5.010	$679,164	3	0.32	$226,388	4.962	357	660	76.7
5.025	$102,949	1	0.05	$102,949	5.270	356	707	80.0
5.030	$104,004	1	0.05	$104,004	4.750	357	651	80.0
5.050	$2,388,743	13	1.13	$183,749	5.302	356	666	78.6
5.060	$219,050	1	0.10	$219,050	4.990	357	625	74.6
5.070	$133,500	1	0.06	$133,500	5.320	356	689	80.0
5.075	$256,000	1	0.12	$256,000	5.325	357	753	80.0
5.080	$195,807	1	0.09	$195,807	6.050	359	679	80.0
5.100	$2,891,901	13	1.37	$222,454	5.350	356	648	77.6
5.110	$119,792	1	0.06	$119,792	5.350	357	790	75.0
5.125	$401,200	2	0.19	$200,600	5.625	358	716	80.0
5.150	$3,283,592	18	1.56	$182,422	5.383	356	683	81.2
5.200	$2,268,442	16	1.08	$141,778	5.506	356	654	81.3
5.210	$168,626	1	0.08	$168,626	5.350	358	647	84.6
5.240	$323,400	2	0.15	$161,700	5.490	356	708	87.0
5.248	$167,821	1	0.08	$167,821	5.650	359	668	82.0
5.250	$5,377,115	29	2.55	$185,418	5.551	354	682	78.0
5.260	$112,000	1	0.05	$112,000	5.510	357	688	80.0

$210,725,614 ARM Rate Mortgage Loans

Margin								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.275	$187,920	1	0.09	$187,920	5.525	358	649	80.0
5.300	$935,567	5	0.44	$187,113	5.550	356	646	80.8
5.310	$99,779	1	0.05	$99,779	5.450	358	625	80.0
5.340	$171,800	1	0.08	$171,800	5.590	356	623	71.7
5.350	$1,473,917	9	0.70	$163,769	5.832	356	641	79.5
5.375	$1,732,203	9	0.82	$192,467	5.823	358	668	80.2
5.400	$2,067,136	12	0.98	$172,261	5.650	357	669	82.1
5.410	$179,601	1	0.09	$179,601	5.450	358	742	80.0
5.420	$73,247	1	0.03	$73,247	5.300	357	667	80.0
5.450	$1,816,411	13	0.86	$139,724	5.700	357	692	80.0
5.490	$718,631	3	0.34	$239,544	5.990	358	718	80.0
5.499	$117,600	1	0.06	$117,600	5.999	359	681	80.0
5.500	$4,565,444	23	2.17	$198,498	5.644	357	655	79.7
5.530	$111,980	1	0.05	$111,980	5.780	356	711	80.0
5.540	$152,474	1	0.07	$152,474	5.275	357	663	90.0
5.550	$1,068,807	5	0.51	$213,761	5.800	357	673	80.0
5.570	$99,661	1	0.05	$99,661	5.350	357	629	68.5
5.600	$886,810	6	0.42	$147,802	5.850	356	641	80.0
5.610	$129,314	1	0.06	$129,314	5.860	358	630	80.0
5.625	$1,126,218	5	0.53	$225,244	6.125	359	693	80.0
5.630	$127,870	1	0.06	$127,870	5.880	359	627	80.0
5.650	$3,824,902	26	1.82	$147,112	5.900	357	668	80.0
5.700	$2,495,086	16	1.18	$155,943	5.950	356	654	81.2
5.710	$95,970	1	0.05	$95,970	5.960	357	642	80.0
5.730	$156,000	1	0.07	$156,000	5.980	356	634	80.0
5.740	$2,108,467	13	1.00	$162,190	5.990	357	661	81.9
5.750	$4,924,629	29	2.34	$169,815	6.089	359	673	80.6
5.760	$624,981	2	0.30	$312,490	5.631	357	648	87.4
5.800	$1,479,768	10	0.70	$147,977	6.050	359	666	80.3
5.810	$284,400	1	0.13	$284,400	5.200	357	630	90.0
5.825	$167,200	1	0.08	$167,200	6.075	358	653	79.6
5.850	$1,618,416	15	0.77	$107,894	6.100	358	652	79.2
5.860	$154,942	1	0.07	$154,942	5.400	357	627	85.0
5.875	$2,027,629	11	0.96	$184,330	6.375	359	691	79.0
5.890	$130,466	1	0.06	$130,466	6.140	359	623	78.8
5.900	$2,728,948	20	1.30	$136,447	6.150	359	662	80.4
5.910	$157,500	1	0.07	$157,500	5.800	357	660	90.0
5.925	$170,071	2	0.08	$85,036	6.175	359	639	80.0
5.950	$1,538,966	12	0.73	$128,247	6.200	359	653	79.2
6.000	$17,499,199	94	8.30	$186,162	5.519	357	657	77.5
6.010	$246,495	1	0.12	$246,495	5.250	357	625	85.0
6.020	$99,826	1	0.05	$99,826	6.270	359	625	79.9
6.025	$132,751	1	0.06	$132,751	6.275	357	641	80.0
6.050	$1,017,225	7	0.48	$145,318	6.300	358	674	79.4
6.070	$134,274	1	0.06	$134,274	6.320	359	640	80.0
6.100	$1,418,272	10	0.67	$141,827	6.385	359	645	76.8
6.120	$112,821	1	0.05	$112,821	6.370	359	642	79.0

$210,725,614 ARM Rate Mortgage Loans

Margin								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.125	$985,929	5	0.47	$197,186	6.625	359	675	84.5
6.140	$288,070	2	0.14	$144,035	6.390	358	639	79.4
6.150	$1,284,802	11	0.61	$116,800	6.400	359	636	78.2
6.200	$901,000	7	0.43	$128,714	6.450	358	629	78.0
6.230	$151,920	1	0.07	$151,920	6.480	359	736	80.0
6.240	$99,600	1	0.05	$99,600	6.490	357	700	80.0
6.250	$3,481,860	22	1.65	$158,266	6.636	359	657	79.8
6.300	$661,951	5	0.31	$132,390	6.550	358	655	75.1
6.325	$67,878	1	0.03	$67,878	6.575	359	623	79.1
6.340	$134,100	1	0.06	$134,100	6.590	357	606	79.4
6.350	$992,600	8	0.47	$124,075	6.600	359	677	74.8
6.375	$2,388,445	11	1.13	$217,131	6.875	359	650	84.1
6.400	$1,697,538	13	0.81	$130,580	6.649	359	653	79.0
6.425	$108,720	1	0.05	$108,720	6.675	359	690	78.8
6.440	$93,600	1	0.04	$93,600	6.690	359	665	79.3
6.450	$1,617,631	10	0.77	$161,763	6.700	359	628	79.5
6.470	$85,479	1	0.04	$85,479	6.720	359	641	77.8
6.475	$286,771	2	0.14	$143,385	6.725	359	637	79.9
6.490	$902,920	4	0.43	$225,730	6.990	359	682	79.9
6.500	$11,788,053	59	5.59	$199,798	5.356	355	656	83.1
6.530	$86,350	1	0.04	$86,350	6.780	359	658	80.0
6.550	$1,007,501	8	0.48	$125,938	6.800	359	666	82.1
6.600	$511,096	6	0.24	$85,183	6.850	359	657	78.7
6.625	$732,700	4	0.35	$183,175	7.125	359	675	83.4
6.650	$359,613	4	0.17	$89,903	6.900	359	661	79.2
6.660	$121,399	1	0.06	$121,399	6.910	359	639	90.0
6.700	$697,610	7	0.33	$99,659	6.950	359	644	80.3
6.740	$597,472	3	0.28	$199,157	6.990	359	686	79.8
6.750	$1,050,258	7	0.50	$150,037	7.140	359	655	86.2
6.825	$177,157	1	0.08	$177,157	7.075	359	743	90.0
6.850	$495,160	5	0.23	$99,032	7.100	359	680	78.7
6.875	$1,334,916	6	0.63	$222,486	7.375	359	646	85.2
6.900	$671,764	5	0.32	$134,353	7.150	359	650	82.6
6.950	$244,008	2	0.12	$122,004	7.200	359	652	83.0
6.980	$120,211	1	0.06	$120,211	7.230	359	607	78.7
7.000	$1,187,039	6	0.56	$197,840	7.302	359	628	82.8
7.050	$436,904	3	0.21	$145,635	7.300	359	620	85.4
7.125	$671,236	3	0.32	$223,745	7.625	358	679	85.1
7.150	$71,546	1	0.03	$71,546	7.400	359	684	79.6
7.200	$536,926	4	0.25	$134,232	7.450	360	682	86.7
7.225	$153,485	1	0.07	$153,485	7.475	359	640	80.0
7.250	$1,351,551	10	0.64	$135,155	7.580	359	643	85.6
7.300	$659,258	5	0.31	$131,852	7.550	359	659	78.8
7.375	$230,000	2	0.11	$115,000	7.875	360	667	92.2
7.400	$230,184	2	0.11	$115,092	7.650	359	634	82.6
7.500	$481,687	4	0.23	$120,422	7.845	359	646	79.1
7.530	$76,338	1	0.04	$76,338	7.780	358	629	90.0

$210,725,614 ARM Rate Mortgage Loans

Margin

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.550	$206,855	1	0.10	$206,855	7.800	360	643	88.3
7.600	$95,710	1	0.05	$95,710	7.850	359	641	86.0
7.625	$67,500	1	0.03	$67,500	8.125	360	653	75.0
7.650	$333,243	2	0.16	$166,622	7.900	359	645	85.1
7.680	$80,003	1	0.04	$80,003	7.930	359	680	85.0
7.740	$171,784	1	0.08	$171,784	7.990	359	627	90.0
7.750	$334,813	2	0.16	$167,406	8.000	359	622	89.8
7.850	$59,001	1	0.03	$59,001	8.100	359	625	88.8
7.875	$149,807	1	0.07	$149,807	8.375	359	614	100.0
8.000	$265,500	1	0.13	$265,500	8.500	359	726	90.0
8.250	$212,142	2	0.10	$106,071	8.500	359	617	88.9
8.300	$56,182	1	0.03	$56,182	8.550	359	633	90.0
8.400	$87,197	1	0.04	$87,197	8.650	359	693	90.0
8.500	$88,945	1	0.04	$88,945	8.750	358	609	90.0
9.200	$175,324	1	0.08	$175,324	9.450	359	648	83.6
	$210,725,614	1,213	100.00	$173,723	5.850	357	670	79.6

Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.990	$178,895	1	0.08	$178,895	4.750	335	653	79.7
9.125	$411,500	2	0.20	$205,750	3.125	359	736	76.6
9.500	$1,246,363	7	0.59	$178,052	3.866	359	689	73.8
9.625	$200,800	1	0.10	$200,800	3.625	358	657	80.0
9.750	$87,000	1	0.04	$87,000	3.750	359	709	68.0
9.875	$135,000	1	0.06	$135,000	3.875	358	743	91.8
9.999	$247,500	1	0.12	$247,500	4.999	357	650	75.0
10.000	$288,458	2	0.14	$144,229	4.000	358	655	78.5
10.125	$275,898	1	0.13	$275,898	4.125	356	758	80.0
10.250	$741,653	4	0.35	$185,413	4.600	357	710	77.8
10.375	$241,733	1	0.11	$241,733	5.375	345	706	84.8
10.500	$8,941,533	42	4.24	$212,894	4.500	356	679	79.0
10.550	$742,746	4	0.35	$185,686	4.550	357	650	74.5
10.580	$180,800	1	0.09	$180,800	4.580	356	696	80.0
10.600	$1,655,251	9	0.79	$183,917	4.600	355	650	77.8
10.625	$214,972	2	0.10	$107,486	4.625	356	733	78.5
10.650	$2,565,285	13	1.22	$197,330	4.650	355	667	81.0
10.700	$2,794,023	15	1.33	$186,268	4.700	356	703	79.3
10.710	$254,400	1	0.12	$254,400	4.710	355	666	80.0
10.740	$299,941	1	0.14	$299,941	4.740	356	759	66.7
10.750	$5,547,437	25	2.63	$221,897	4.856	350	685	78.5
10.800	$2,863,347	15	1.36	$190,890	4.800	356	683	77.4
10.850	$2,774,543	15	1.32	$184,970	4.850	355	666	81.7

$210,725,614 ARM Rate Mortgage Loans

Maximum Rates								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.875	$3,265,582	18	1.55	$181,421	4.973	356	709	79.8
10.900	$4,742,180	24	2.25	$197,591	4.900	356	658	77.6
10.930	$180,774	1	0.09	$180,774	4.930	358	669	80.0
10.950	$5,701,927	31	2.71	$183,933	4.950	356	677	77.3
10.990	$4,841,373	23	2.30	$210,494	4.990	356	670	78.9
10.999	$764,000	3	0.36	$254,667	5.999	358	686	80.0
11.000	$5,972,857	32	2.83	$186,652	5.061	356	685	81.5
11.050	$2,593,336	16	1.23	$162,084	5.050	355	668	76.4
11.080	$235,158	1	0.11	$235,158	5.080	357	654	80.0
11.100	$5,191,863	26	2.46	$199,687	5.100	356	657	76.5
11.125	$1,608,367	9	0.76	$178,707	5.302	357	720	77.9
11.150	$7,109,765	38	3.37	$187,099	5.150	356	671	79.4
11.200	$3,151,273	18	1.50	$175,071	5.200	357	664	80.5
11.240	$633,440	3	0.30	$211,147	5.240	355	648	82.5
11.250	$7,057,059	40	3.35	$176,426	5.250	357	681	77.4
11.270	$102,949	1	0.05	$102,949	5.270	356	707	80.0
11.275	$152,474	1	0.07	$152,474	5.275	357	663	90.0
11.300	$5,482,409	28	2.60	$195,800	5.300	358	662	79.5
11.320	$133,500	1	0.06	$133,500	5.320	356	689	80.0
11.325	$256,000	1	0.12	$256,000	5.325	357	753	80.0
11.350	$4,476,753	23	2.12	$194,641	5.350	353	648	78.9
11.375	$1,505,382	8	0.71	$188,173	5.375	357	698	78.8
11.400	$5,784,204	30	2.74	$192,807	5.400	357	663	81.1
11.450	$4,146,442	26	1.97	$159,479	5.450	357	668	78.9
11.490	$323,400	2	0.15	$161,700	5.490	356	708	87.0
11.500	$4,827,982	23	2.29	$209,912	5.581	355	683	76.2
11.510	$112,000	1	0.05	$112,000	5.510	357	688	80.0
11.525	$187,920	1	0.09	$187,920	5.525	358	649	80.0
11.530	$324,000	1	0.15	$324,000	5.530	355	666	90.0
11.550	$2,515,004	12	1.19	$209,584	5.550	357	671	77.2
11.590	$171,800	1	0.08	$171,800	5.590	356	623	71.7
11.600	$1,594,383	9	0.76	$177,154	5.600	357	675	81.8
11.625	$906,235	5	0.43	$181,247	5.625	357	680	80.3
11.630	$163,200	1	0.08	$163,200	5.630	357	660	80.0
11.650	$3,566,662	21	1.69	$169,841	5.650	358	674	79.6
11.700	$4,196,060	23	1.99	$182,437	5.700	357	679	81.4
11.725	$318,750	1	0.15	$318,750	5.725	355	733	75.0
11.740	$351,200	2	0.17	$175,600	5.740	353	631	79.8
11.750	$3,834,824	19	1.82	$201,833	5.750	356	664	81.4
11.780	$268,300	2	0.13	$134,150	5.780	356	672	80.0
11.800	$1,411,307	7	0.67	$201,615	5.800	357	668	79.8
11.850	$1,415,150	8	0.67	$176,894	5.850	356	656	80.0
11.860	$129,314	1	0.06	$129,314	5.860	358	630	80.0
11.875	$1,372,043	7	0.65	$196,006	5.875	359	672	81.0

$210,725,614 ARM Rate Mortgage Loans

Maximum Rates								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.880	$127,870	1	0.06	$127,870	5.880	359	627	80.0
11.900	$3,824,902	26	1.82	$147,112	5.900	357	688	80.0
11.950	$3,235,886	19	1.54	$170,310	5.950	356	660	80.9
11.960	$95,970	1	0.05	$95,970	5.960	357	642	80.0
11.980	$156,000	1	0.07	$156,000	5.980	356	634	80.0
11.990	$3,967,155	21	1.88	$188,912	5.990	357	665	80.1
11.999	$117,600	1	0.06	$117,600	5.999	359	681	80.0
12.000	$3,855,141	25	1.83	$154,206	6.093	357	684	79.3
12.050	$1,675,575	11	0.80	$152,325	6.050	359	667	80.3
12.075	$167,200	1	0.08	$167,200	6.075	358	653	79.6
12.100	$1,806,416	16	0.86	$112,901	6.100	358	650	79.3
12.125	$1,670,417	8	0.79	$208,802	6.274	359	693	79.1
12.140	$130,466	1	0.06	$130,466	6.140	359	623	78.8
12.150	$2,728,948	20	1.30	$136,447	6.150	359	662	80.4
12.175	$170,071	2	0.08	$85,036	6.175	359	639	80.0
12.200	$1,538,966	12	0.73	$128,247	6.200	359	653	79.2
12.250	$6,119,958	39	2.90	$156,922	6.250	359	668	79.4
12.270	$99,826	1	0.05	$99,826	6.270	359	625	79.9
12.275	$132,751	1	0.06	$132,751	6.275	357	641	80.0
12.300	$1,017,225	7	0.48	$145,318	6.300	358	674	79.4
12.320	$134,274	1	0.06	$134,274	6.320	359	640	80.0
12.350	$1,218,672	9	0.58	$135,408	6.350	358	645	76.3
12.370	$112,821	1	0.05	$112,821	6.370	359	642	79.0
12.375	$2,027,629	11	0.96	$184,330	6.375	359	691	79.0
12.390	$288,070	2	0.14	$144,035	6.390	358	639	79.4
12.400	$1,284,802	11	0.61	$116,800	6.400	359	636	78.2
12.450	$901,000	7	0.43	$128,714	6.450	358	629	78.0
12.480	$151,920	1	0.07	$151,920	6.480	359	736	80.0
12.490	$99,600	1	0.05	$99,600	6.490	357	700	80.0
12.500	$3,294,871	20	1.56	$164,744	6.541	358	668	78.2
12.550	$661,951	5	0.31	$132,390	6.550	358	655	75.1
12.575	$67,878	1	0.03	$67,878	6.575	359	623	79.1
12.590	$134,100	1	0.06	$134,100	6.590	357	606	79.4
12.600	$1,192,200	9	0.57	$132,467	6.600	359	671	75.7
12.625	$1,436,679	7	0.68	$205,240	6.625	359	691	84.0
12.640	$87,923	1	0.04	$87,923	6.640	360	624	80.0
12.650	$1,609,615	12	0.76	$134,135	6.650	359	654	78.9
12.675	$108,720	1	0.05	$108,720	6.675	359	690	78.8
12.690	$93,600	1	0.04	$93,600	6.690	359	665	79.3
12.700	$1,617,631	10	0.77	$161,763	6.700	359	628	79.5
12.720	$85,479	1	0.04	$85,479	6.720	359	641	77.8
12.725	$156,000	1	0.07	$156,000	6.725	359	637	80.0
12.730	$130,771	1	0.06	$130,771	6.725	359	638	79.8
12.750	$3,996,171	25	1.90	$159,847	6.766	359	664	80.3

$210,725,614 ARM Rate Mortgage Loans

Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12.780	$86,350	1	0.04	$86,350	6.780	359	658	80.0
12.800	$1,007,501	8	0.48	$125,938	6.800	359	666	82.1
12.850	$511,096	6	0.24	$85,183	6.850	359	657	78.7
12.875	$2,758,333	14	1.31	$197,024	6.920	358	659	84.6
12.900	$359,613	4	0.17	$89,903	6.900	359	681	79.2
12.910	$121,399	1	0.06	$121,399	6.910	359	639	90.0
12.950	$697,610	7	0.33	$99,659	6.950	359	644	80.3
12.990	$1,500,392	7	0.71	$214,342	6.990	359	684	79.9
13.000	$1,348,631	9	0.64	$149,848	7.000	359	663	81.9
13.075	$177,157	1	0.08	$177,157	7.075	359	743	90.0
13.100	$495,160	5	0.23	$99,032	7.100	359	680	78.7
13.125	$732,700	4	0.35	$183,175	7.125	359	675	83.4
13.150	$671,764	5	0.32	$134,353	7.150	359	650	82.6
13.200	$244,008	2	0.12	$122,004	7.200	359	652	83.0
13.230	$120,211	1	0.06	$120,211	7.230	359	607	78.7
13.250	$1,531,260	9	0.73	$170,140	7.250	359	642	87.3
13.300	$436,904	3	0.21	$145,635	7.300	359	620	85.4
13.375	$1,334,916	6	0.63	$222,486	7.375	359	646	85.2
13.400	$71,546	1	0.03	$71,546	7.400	359	684	79.6
13.450	$536,926	4	0.25	$134,232	7.450	360	682	86.7
13.475	$153,485	1	0.07	$153,485	7.475	359	640	80.0
13.500	$1,162,421	7	0.55	$166,060	7.500	359	630	81.8
13.550	$659,258	5	0.31	$131,852	7.550	359	659	78.8
13.625	$671,236	3	0.32	$223,745	7.625	358	679	85.1
13.650	$230,184	2	0.11	$115,092	7.650	359	634	82.6
13.750	$733,908	6	0.35	$122,318	7.750	359	660	85.8
13.780	$76,338	1	0.04	$76,338	7.780	358	629	90.0
13.800	$206,855	1	0.10	$206,855	7.800	360	643	86.3
13.850	$95,710	1	0.05	$95,710	7.850	359	641	86.0
13.875	$230,000	2	0.11	$115,000	7.875	360	667	92.2
13.900	$333,243	2	0.16	$166,622	7.900	359	645	85.1
13.930	$80,003	1	0.04	$80,003	7.930	359	680	85.0
13.990	$171,784	1	0.08	$171,784	7.990	359	627	90.0
14.000	$517,723	4	0.25	$129,431	8.000	359	639	85.7
14.100	$59,001	1	0.03	$59,001	8.100	359	625	88.8
14.125	$67,500	1	0.03	$67,500	8.125	360	653	75.0
14.375	$149,807	1	0.07	$149,807	8.375	359	614	100.0
14.500	$477,642	3	0.23	$159,214	8.500	359	678	89.5
14.550	$56,182	1	0.03	$56,182	8.550	359	633	90.0
14.650	$87,197	1	0.04	$87,197	8.650	359	693	90.0
14.750	$88,945	1	0.04	$88,945	8.750	358	609	90.0
15.450	$175,324	1	0.08	$175,324	9.450	359	648	83.6
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

$210,725,614 ARM Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10/04	$123,500	1	0.06	$123,500	3.125	359	742	68.6
01/05	$650,470	4	0.31	$162,618	4.215	358	682	71.9
02/05	$2,625,043	16	1.25	$164,065	4.185	359	692	78.7
07/05	$162,320	2	0.08	$81,160	4.058	357	674	67.4
09/05	$178,895	1	0.08	$178,895	4.750	335	653	79.7
10/05	$63,438	1	0.03	$63,438	7.750	348	721	80.0
11/05	$136,590	1	0.06	$136,590	7.500	349	668	95.0
12/05	$440,857	2	0.21	$220,429	4.853	351	656	77.1
01/06	$1,667,136	8	0.79	$208,392	4.758	352	657	79.2
02/06	$2,013,387	8	0.96	$251,673	5.151	353	645	83.1
03/06	$5,698,633	27	2.70	$211,060	5.208	354	658	82.9
04/06	$7,422,115	31	3.52	$239,423	5.265	355	671	78.0
05/06	$10,486,768	51	4.98	$205,623	5.281	356	674	78.6
06/06	$7,715,832	45	3.66	$171,463	5.316	353	680	80.1
07/06	$13,644,278	78	6.47	$174,927	6.029	358	668	78.2
08/06	$22,452,492	130	10.65	$172,711	5.911	358	663	78.6
09/06	$12,463,791	65	5.91	$191,751	6.807	359	679	81.6
12/06	$70,398	1	0.03	$70,398	4.950	351	621	80.0
01/07	$769,805	4	0.37	$192,451	5.013	352	641	70.2
02/07	$1,354,131	7	0.64	$193,447	5.026	353	667	82.2
03/07	$3,716,587	20	1.76	$185,829	4.952	354	661	81.0
04/07	$20,104,963	118	9.54	$170,381	5.213	356	665	80.3
05/07	$29,073,826	170	13.80	$171,023	5.188	356	672	80.1
06/07	$12,488,493	78	5.93	$160,109	5.336	357	657	78.5
07/07	$16,835,334	117	7.99	$143,892	6.160	358	661	80.3
08/07	$19,106,178	127	9.07	$150,442	6.361	359	681	78.7
09/07	$1,794,729	11	0.85	$163,157	6.468	359	681	83.0
09/08	$154,763	1	0.07	$154,763	7.000	324	605	78.8
04/09	$1,115,962	5	0.53	$223,192	5.248	355	660	82.3
05/09	$5,822,492	32	2.76	$181,953	4.996	356	722	79.0
06/09	$2,220,298	10	1.05	$222,030	5.511	357	687	82.3
07/09	$1,732,840	8	0.82	$216,605	6.066	358	728	79.5
08/09	$1,609,390	9	0.76	$178,821	6.405	359	714	75.8
09/09	$4,264,683	22	2.02	$193,849	6.416	359	684	81.2
06/10	$241,733	1	0.11	$241,733	5.375	345	706	84.8
12/10	$303,464	1	0.14	$303,464	5.750	351	677	80.0
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$123,500	1	0.06	$123,500	3.125	359	742	68.6
6	$3,096,295	19	1.47	$162,963	4.145	359	690	76.5
12	$520,433	4	0.25	$130,108	4.620	348	672	80.4
24	$84,134,543	446	39.93	$188,642	5.782	357	669	79.5

$210,725,614 ARM Rate Mortgage Loans

Initial Fixed Period								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
36	$104,994,924	653	49.83	$160,789	5.586	357	665	79.7
60	$17,155,959	87	8.14	$197,195	5.707	357	702	80.1
84	$699,960	3	0.33	$233,320	5.897	343	671	81.4
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.8

Floor Rate								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.750	$124,500	1	0.06	$124,500	3.500	359	676	91.5
2.000	$411,500	2	0.20	$205,750	3.125	359	736	76.6
2.125	$554,500	3	0.26	$184,833	3.539	359	717	76.0
2.250	$10,201,590	54	4.84	$188,918	5.228	356	713	80.0
2.375	$651,500	4	0.31	$162,875	3.708	359	681	68.7
2.500	$250,000	2	0.12	$125,000	4.795	358	774	81.7
2.625	$164,000	1	0.08	$164,000	4.000	359	662	80.0
2.750	$2,454,689	12	1.16	$204,557	5.789	350	697	79.9
2.875	$972,008	6	0.46	$162,001	5.577	357	681	78.6
3.250	$1,345,821	9	0.64	$149,536	5.528	358	666	75.9
4.000	$204,000	1	0.10	$204,000	7.000	358	692	80.0
4.125	$249,200	1	0.12	$249,200	7.125	358	679	80.0
4.250	$115,981	1	0.06	$115,981	4.500	355	692	80.0
4.400	$243,418	1	0.12	$243,418	4.650	355	691	84.5
4.500	$8,593,341	40	4.08	$214,834	4.549	356	680	79.2
4.550	$742,746	4	0.35	$185,686	4.550	357	650	74.5
4.580	$180,800	1	0.09	$180,800	4.580	356	696	80.0
4.600	$1,655,251	9	0.79	$183,917	4.600	355	650	77.8
4.650	$2,321,867	12	1.10	$193,489	4.650	355	665	80.7
4.700	$3,005,223	16	1.43	$187,826	4.718	356	699	79.3
4.710	$254,400	1	0.12	$254,400	4.710	355	666	80.0
4.740	$299,941	1	0.14	$299,941	4.740	356	759	66.7
4.750	$4,844,036	22	2.30	$220,183	4.750	349	680	78.5
4.800	$2,863,347	15	1.36	$190,890	4.800	356	683	77.4
4.850	$2,774,543	15	1.32	$184,970	4.850	355	666	81.7
4.875	$438,000	2	0.21	$219,000	4.875	357	705	80.0
4.900	$4,019,815	21	1.91	$191,420	4.900	356	657	79.9
4.930	$180,774	1	0.09	$180,774	4.930	358	669	80.0
4.950	$5,490,727	30	2.61	$183,024	4.950	356	679	77.2
4.990	$4,612,999	22	2.19	$209,682	4.990	356	671	78.6
5.000	$3,340,092	19	1.59	$175,794	5.000	355	664	80.9
5.050	$2,445,013	15	1.16	$163,001	5.050	355	672	75.7
5.080	$235,158	1	0.11	$235,158	5.080	357	654	80.0
5.100	$3,859,430	20	1.83	$192,971	5.114	355	666	77.7
5.125	$505,775	3	0.24	$168,592	5.125	358	716	80.0
5.150	$6,462,717	34	3.07	$190,080	5.158	355	670	81.4

$210,725,614 ARM Rate Mortgage Loans

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.200	$2,238,491	13	1.06	$172,192	5.200	356	673	81.9
5.240	$633,440	3	0.30	$211,147	5.240	355	648	82.5
5.250	$4,851,451	27	2.30	$179,683	5.250	356	678	78.1
5.270	$102,949	1	0.05	$102,949	5.270	356	707	80.0
5.275	$152,474	1	0.07	$152,474	5.275	357	663	90.0
5.300	$2,834,262	15	1.35	$188,951	5.300	357	669	78.2
5.320	$133,500	1	0.06	$133,500	5.320	356	689	80.0
5.325	$256,000	1	0.12	$256,000	5.325	357	753	80.0
5.350	$3,732,029	19	1.77	$196,423	5.350	352	651	77.8
5.375	$336,000	2	0.16	$168,000	5.375	357	702	80.0
5.400	$3,310,749	19	1.57	$174,250	5.400	356	664	80.3
5.450	$3,040,970	20	1.44	$152,048	5.450	356	676	80.3
5.490	$323,400	2	0.15	$161,700	5.490	356	708	87.0
5.500	$5,019,687	25	2.38	$200,787	5.515	357	683	76.4
5.510	$112,000	1	0.05	$112,000	5.510	357	688	80.0
5.525	$187,920	1	0.09	$187,920	5.525	358	649	80.0
5.530	$324,000	1	0.15	$324,000	5.530	355	666	90.0
5.550	$2,515,004	12	1.19	$209,584	5.550	357	671	77.2
5.590	$171,800	1	0.08	$171,800	5.590	356	623	71.7
5.600	$1,594,383	9	0.76	$177,154	5.600	357	675	81.8
5.625	$761,360	4	0.36	$190,340	5.625	356	686	78.6
5.630	$183,200	1	0.09	$183,200	5.630	357	660	80.0
5.650	$4,081,975	25	1.94	$163,279	5.682	358	675	79.6
5.700	$4,544,360	25	2.16	$181,774	5.708	357	675	81.0
5.725	$318,750	1	0.15	$318,750	5.725	355	733	75.0
5.740	$527,824	3	0.25	$175,941	5.824	355	664	79.8
5.750	$4,148,210	21	1.97	$197,534	5.756	357	667	81.5
5.780	$268,300	2	0.13	$134,150	5.780	356	672	80.0
5.800	$1,411,307	7	0.67	$201,615	5.800	357	668	79.8
5.850	$1,415,150	8	0.67	$176,894	5.850	356	656	80.0
5.860	$129,314	1	0.06	$129,314	5.860	358	630	80.0
5.875	$1,372,043	7	0.65	$196,006	5.875	359	672	81.0
5.880	$127,870	1	0.06	$127,870	5.880	359	627	80.0
5.900	$3,567,339	25	1.69	$142,694	5.918	357	666	80.2
5.950	$3,477,957	20	1.65	$173,898	5.975	356	661	80.7
5.960	$95,970	1	0.05	$95,970	5.960	357	642	80.0
5.980	$156,000	1	0.07	$156,000	5.980	356	634	80.0
5.990	$3,790,532	20	1.80	$189,527	5.990	357	662	80.2
5.999	$117,600	1	0.06	$117,600	5.999	359	681	80.0
6.000	$14,242,754	78	6.76	$182,599	5.377	359	653	77.1
6.050	$1,860,811	13	0.88	$143,139	6.075	359	666	80.2
6.075	$167,200	1	0.08	$167,200	6.075	358	653	79.6
6.100	$2,190,016	18	1.04	$121,668	6.167	358	650	79.4
6.120	$112,821	1	0.05	$112,821	6.370	359	642	79.0
6.125	$1,308,618	6	0.62	$218,103	6.125	359	697	80.0
6.140	$271,136	2	0.13	$135,568	6.270	359	647	78.9
6.150	$2,760,263	19	1.31	$145,277	6.176	359	657	80.1

$210,725,614 ARM Rate Mortgage Loans

Floor Rate								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.175	$170,071	2	0.08	$85,036	6.175	359	639	80.0
6.200	$1,290,415	11	0.61	$117,310	6.218	359	649	78.9
6.230	$151,920	1	0.07	$151,920	6.480	359	736	80.0
6.250	$5,584,187	34	2.65	$164,241	6.263	359	665	79.3
6.270	$99,826	1	0.05	$99,826	6.270	359	625	79.9
6.275	$132,751	1	0.06	$132,751	6.275	357	641	80.0
6.300	$831,990	5	0.39	$166,398	6.300	358	679	79.5
6.320	$134,274	1	0.06	$134,274	6.320	359	640	80.0
6.350	$1,256,699	10	0.60	$125,670	6.394	359	644	76.2
6.375	$2,027,629	11	0.96	$184,330	6.375	359	691	79.0
6.390	$147,400	1	0.07	$147,400	6.390	357	609	79.7
6.400	$1,255,631	11	0.60	$114,148	6.452	359	638	78.2
6.450	$1,158,776	9	0.55	$128,753	6.526	358	628	78.6
6.470	$85,479	1	0.04	$85,479	6.720	359	641	77.8
6.475	$130,771	1	0.06	$130,771	6.725	359	638	79.8
6.490	$99,600	1	0.05	$99,600	6.490	357	700	80.0
6.500	$3,734,541	21	1.77	$177,835	6.388	358	662	79.2
6.550	$731,033	6	0.35	$121,839	6.574	358	653	75.5
6.575	$67,878	1	0.03	$67,878	6.575	359	623	79.1
6.590	$134,100	1	0.06	$134,100	6.590	357	606	79.4
6.600	$828,123	7	0.39	$118,303	6.617	359	686	72.3
6.625	$985,929	5	0.47	$197,186	6.625	359	675	84.5
6.640	$210,215	2	0.10	$105,108	6.646	360	652	68.3
6.650	$1,227,428	9	0.58	$136,381	6.650	359	656	81.0
6.675	$108,720	1	0.05	$108,720	6.675	359	690	78.8
6.690	$93,600	1	0.04	$93,600	6.690	359	665	79.3
6.700	$1,682,180	11	0.80	$152,925	6.762	359	632	80.1
6.725	$156,000	1	0.07	$156,000	6.725	359	637	80.0
6.740	$325,472	2	0.15	$162,736	6.990	359	653	79.6
6.750	$3,366,481	20	1.60	$168,324	6.750	359	663	80.7
6.780	$86,350	1	0.04	$86,350	6.780	359	658	80.0
6.800	$938,419	7	0.45	$134,060	6.800	359	668	82.3
6.850	$559,145	6	0.27	$93,191	6.897	359	665	81.6
6.875	$2,388,445	11	1.13	$217,131	6.875	359	650	84.1
6.900	$778,149	7	0.37	$111,164	7.034	359	654	82.2
6.910	$121,399	1	0.06	$121,399	6.910	359	639	90.0
6.950	$354,707	4	0.17	$88,677	7.002	359	635	81.3
6.980	$120,211	1	0.06	$120,211	7.230	359	607	78.7
6.990	$1,174,920	5	0.56	$234,984	6.990	359	692	79.9
7.000	$1,567,831	10	0.74	$156,783	7.035	359	657	81.5
7.050	$324,736	2	0.15	$162,368	7.300	359	622	88.0
7.075	$177,157	1	0.08	$177,157	7.075	359	743	90.0
7.100	$389,560	4	0.18	$97,390	7.100	358	670	78.4
7.125	$732,700	4	0.35	$183,175	7.125	359	675	83.4
7.150	$324,773	3	0.15	$108,258	7.205	359	661	79.1
7.200	$465,045	2	0.22	$232,522	7.358	360	690	86.3
7.250	$1,837,966	11	0.87	$167,088	7.322	359	640	86.8

$210,725,614 ARM Rate Mortgage Loans

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.300	$388,760	3	0.18	$129,587	7.478	359	668	79.2
7.375	$1,334,916	6	0.63	$222,486	7.375	359	646	85.2
7.450	$242,147	3	0.11	$80,716	7.450	359	661	82.7
7.475	$153,485	1	0.07	$153,485	7.475	359	640	80.0
7.500	$916,900	6	0.44	$152,817	7.539	357	638	83.2
7.550	$589,521	4	0.28	$147,380	7.638	360	639	80.9
7.600	$95,710	1	0.05	$95,710	7.850	359	641	86.0
7.625	$671,236	3	0.32	$223,745	7.625	358	679	85.1
7.650	$362,104	3	0.17	$120,701	7.741	359	630	80.8
7.750	$653,548	6	0.31	$108,925	7.750	358	670	86.5
7.780	$76,338	1	0.04	$76,338	7.780	358	629	90.0
7.875	$230,000	2	0.11	$115,000	7.875	360	667	92.2
7.900	$201,323	1	0.10	$201,323	7.900	359	659	90.0
7.930	$80,003	1	0.04	$80,003	7.930	359	660	85.0
7.990	$171,784	1	0.08	$171,784	7.990	359	627	90.0
8.000	$517,723	4	0.25	$129,431	8.000	359	639	85.7
8.100	$59,001	1	0.03	$59,001	8.100	359	625	88.8
8.125	$67,500	1	0.03	$67,500	8.125	360	653	75.0
8.250	$105,172	1	0.05	$105,172	8.500	359	617	87.8
8.375	$149,807	1	0.07	$149,807	8.375	359	614	100.0
8.500	$372,470	2	0.18	$186,235	8.500	359	695	90.0
8.550	$56,182	1	0.03	$56,182	8.550	359	633	90.0
8.650	$87,197	1	0.04	$87,197	8.650	359	693	90.0
8.750	$88,945	1	0.04	$88,945	8.750	358	609	90.0
9.200	$175,324	1	0.08	$175,324	9.450	359	648	83.6
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.000	$123,500	1	0.06	$123,500	3.125	359	742	68.6
1.000	$3,096,295	19	1.47	$162,963	4.145	359	690	76.5
2.000	$37,857,258	185	17.97	$204,634	5.169	355	669	77.9
3.000	$156,673,899	943	74.35	$166,144	5.814	357	666	80.1
5.000	$3,943,987	16	1.87	$246,499	5.906	353	692	78.7
6.000	$9,030,675	49	4.29	$184,299	5.256	357	717	79.9
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.000	$123,500	1	0.06	$123,500	3.125	359	742	68.6

$210,725,614 ARM Rate Mortgage Loans

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$198,967,864	1,148	94.42	$173,317	5.671	357	668	79.6
2.000	$11,634,250	64	5.52	$181,785	5.314	355	707	79.9
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 5.00	$300,600	1	0.14	$300,600	5.300	356	711	80.0
5.01 - 10.00	$463,866	2	0.22	$231,933	5.061	358	675	86.1
10.01 - 15.00	$1,120,341	9	0.53	$124,482	5.267	357	692	74.4
15.01 - 20.00	$3,475,592	20	1.65	$173,780	5.395	357	677	73.6
20.01 - 25.00	$6,528,331	41	3.10	$159,228	5.415	357	679	75.5
25.01 - 30.00	$11,275,043	63	5.35	$178,969	5.426	357	678	78.0
30.01 - 35.00	$17,984,752	107	8.53	$168,082	5.586	357	674	78.6
35.01 - 40.00	$36,645,705	209	17.39	$175,338	5.632	357	671	80.4
40.01 - 45.00	$44,485,688	268	21.11	$165,991	5.705	357	674	80.1
45.01 - 50.00	$74,245,930	414	35.23	$179,338	5.710	357	662	80.0
50.01 - 55.00	$4,221,687	22	2.00	$191,895	6.344	358	668	82.4
> 55.00	$1,113,464	5	0.53	$222,693	6.313	358	667	86.4
Unknown	$8,864,615	52	4.21	$170,473	5.310	356	681	78.3
	$210,725,614	1,213	100.00	$173,723	5.650	357	670	79.6

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for
CWALT 2004-J9 : Group 3

$456,867,463 ARM Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		1,891	
Total Outstanding Balance		$456,867,463	
Average Loan Balance		$241,601	$49,902 to $1,470,000
WA Mortgage Rate		5.804%	2.500% to 9.200%
WA Mortgage Rate Net LPMI		5.730%	2.500% to 9.200%
Net WAC		5.334%	2.116% to 8.816%
ARM Characteristics			
WA Gross Margin		4.735%	1.250% to 8.950%
WA Months to First Roll		34	1 to 116
WA First Periodic Cap		3.219%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.232%	1.000% to 6.000%
WA Lifetime Cap		11.619%	6.625% to 15.200%
WA Lifetime Floor		4.884%	1.500% to 9.200%
WA Original Term (months)		359	180 to 360
WA Remaining Term (months)		357	176 to 360
WA Age (months)		3	0 to 143
WA LTV		79.04%	24.91% to 100.00%
WA FICO		684	
WA DTI%		40.28%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		66.83%	
Prepay Moves Exempted	Soft	0.20%	
	Hard	51.94%	
	No Prepay	33.17%	
	Unknown	14.69%	
Percent of IO		53.34%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	47.93%	SFR	75.58%	FULL/AL	55.72%	PUR	55.78%	OO	94.14%	0	33.17%
FL	5.01%	PUD	13.65%	REDUCE	33.57%	RCO	32.21%	INV	4.17%	6	0.28%
VA	3.91%	CND	7.67%	FULL-DU	7.68%	RNC	12.01%	2H	1.69%	12	4.37%
AZ	3.83%	2-4U	2.48%	NINA	1.13%					24	20.45%
WA	3.61%	CNDP	0.61%	PREFER	1.05%					30	0.09%
										36	40.50%
										60	1.13%

$456,867,463 ARM Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M - IO	$519,000	1	0.11	$519,000	2.500	359	655	64.9
CD6M ARM	$285,280	1	0.06	$285,280	3.625	217	648	87.5
30Y LIB6M	$737,639	4	0.16	$184,410	4.286	358	720	79.1
30Y LIB6M - IO	$7,056,335	29	1.54	$243,322	4.116	359	720	80.6
30Y LIB12M	$337,807	1	0.07	$337,807	3.875	353	671	88.6
30Y CMT1Y	$498,963	3	0.11	$166,321	3.956	358	746	78.7
2/13 LIB6M	$557,216	4	0.12	$139,304	5.275	177	678	60.9
2/28 LIB6M - IO	$60,939,606	217	13.34	$280,828	6.246	358	681	79.8
2/28 LIB6M	$100,030,520	456	21.89	$219,365	5.667	358	676	79.0
2/18 LIB6M	$1,095,692	4	0.24	$273,923	5.379	239	714	72.3
3/1 CMT1Y	$3,068,327	8	0.67	$383,541	4.757	343	733	81.7
3/1 LIB12M - IO	$3,943,171	7	0.86	$563,310	4.114	356	744	74.7
3/1 LIB12M	$3,938,182	8	0.86	$492,273	4.314	356	690	71.8
3/27 LIB6M - IO	$85,505,590	403	18.72	$212,173	5.613	357	666	80.4
3/27 LIB6M	$85,355,212	476	18.68	$179,318	5.655	357	672	79.9
5/1 CMT1Y	$1,289,234	4	0.28	$322,309	6.236	353	695	80.8
5/1 LIB12M	$7,334,745	15	1.61	$488,983	6.207	353	699	70.7
5/25 LIB6M - IO	$19,977,488	81	4.37	$246,636	5.717	357	722	78.6
5/25 LIB6M	$4,531,542	19	0.99	$238,502	5.784	358	736	78.7
5/1 LIB12M - IO	$63,048,483	133	13.80	$474,034	6.558	359	715	77.7
7/1 CMT1Y	$577,335	2	0.13	$288,668	5.947	352	615	80.6
7/23 LIB6M	$326,779	1	0.07	$326,779	6.250	348	735	64.2
7/1 LIB12M	$2,008,867	5	0.44	$401,773	5.303	353	604	73.4
7/1 LIB12M - IO	$2,683,500	6	0.59	$447,250	6.227	357	684	74.0
10/1 CMT1Y	$355,385	1	0.08	$355,365	5.875	348	609	90.0
10/1 LIB12M	$867,585	2	0.19	$433,792	5.590	355	569	64.9
	$456,867,463	1,891	100.00	$241,601	5.804	357	684	79.0

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$99,871	2	0.02	$49,936	7.238	359	669	82.1
$50,000.01 - $100,000.00	$16,370,137	202	3.58	$81,040	6.103	357	669	77.7
$100,000.01 - $150,000.00	$58,488,705	468	12.80	$124,976	5.939	357	670	79.3
$150,000.01 - $200,000.00	$63,567,687	367	13.91	$173,209	5.678	356	676	79.5
$200,000.01 - $250,000.00	$35,517,754	158	7.77	$224,798	5.573	357	684	80.0
$250,000.01 - $300,000.00	$25,573,399	94	5.60	$272,057	5.438	356	687	80.3
$300,000.01 - $350,000.00	$49,251,049	148	10.78	$332,777	5.693	357	685	79.7
$350,000.01 - $400,000.00	$75,573,402	201	16.54	$375,987	6.049	358	689	80.5
$400,000.01 - $450,000.00	$39,841,281	94	8.72	$423,843	5.694	357	684	80.0
$450,000.01 - $500,000.00	$30,004,260	63	6.57	$476,258	5.702	357	681	78.3
$500,000.01 - $550,000.00	$16,287,977	31	3.57	$525,419	5.849	353	700	78.9
$550,000.01 - $600,000.00	$15,017,608	26	3.29	$577,600	5.892	358	691	76.4
$600,000.01 - $650,000.00	$8,231,757	13	1.80	$633,212	5.559	354	687	73.3
$650,000.01 - $700,000.00	$3,395,600	5	0.74	$679,120	5.751	358	683	75.8

$456,867,463 ARM Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$700,000.01 - $750,000.00	$1,463,903	2	0.32	$731,952	5.982	359	708	71.9
$750,000.01 - $1,000,000.00	$8,715,072	10	1.91	$871,507	5.989	356	718	66.7
$1,000,000.01 - $1,500,000.00	$9,468,000	7	2.07	$1,352,571	6.388	359	728	76.1
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$99,871	2	0.02	$49,936	7.238	359	659	82.1
$50,000.01 - $100,000.00	$16,195,140	200	3.54	$80,976	6.118	357	668	77.7
$100,000.01 - $150,000.00	$58,438,880	468	12.79	$124,869	5.940	357	670	79.3
$150,000.01 - $200,000.00	$63,522,998	367	13.90	$173,087	5.676	356	676	79.5
$200,000.01 - $250,000.00	$35,517,754	158	7.77	$224,796	5.573	357	684	80.0
$250,000.01 - $300,000.00	$25,288,120	93	5.54	$271,915	5.459	357	688	80.2
$300,000.01 - $350,000.00	$48,839,993	147	10.69	$332,245	5.694	356	685	79.7
$350,000.01 - $400,000.00	$76,344,738	204	16.71	$374,239	6.034	358	688	80.5
$400,000.01 - $450,000.00	$39,841,281	94	8.72	$423,843	5.694	357	684	80.0
$450,000.01 - $500,000.00	$30,198,771	64	6.61	$471,856	5.705	357	682	78.3
$500,000.01 - $550,000.00	$15,754,236	30	3.45	$525,141	5.886	354	698	78.8
$550,000.01 - $600,000.00	$15,551,349	27	3.40	$575,976	5.853	357	694	76.5
$600,000.01 - $650,000.00	$7,600,927	12	1.66	$633,411	5.816	356	682	72.7
$650,000.01 - $700,000.00	$4,026,430	6	0.88	$671,072	5.614	353	693	76.5
$700,000.01 - $750,000.00	$1,463,903	2	0.32	$731,952	5.982	359	708	71.9
$750,000.01 - $800,000.00	$1,579,956	2	0.35	$789,978	5.428	358	701	79.8
$800,000.01 - $850,000.00	$2,494,880	3	0.55	$831,627	5.905	358	720	65.0
$850,000.01 - $900,000.00	$1,733,167	2	0.38	$866,584	6.564	359	717	75.0
$950,000.01 - $1,000,000.00	$2,907,069	3	0.64	$969,023	6.022	352	726	56.2
$1,150,000.01 - $1,200,000.00	$2,320,000	2	0.51	$1,160,000	6.188	359	749	80.0
$1,350,000.01 - $1,400,000.00	$2,800,000	2	0.61	$1,400,000	6.438	359	758	80.0
$1,400,000.01 - $1,450,000.00	$1,416,000	1	0.31	$1,416,000	6.125	359	749	80.0
$1,450,000.01 - $1,500,000.00	$2,932,000	2	0.64	$1,466,000	6.625	359	672	67.5
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$873,342	5	0.19	$174,668	5.749	358	635	79.9
Arizona	$17,490,054	112	3.83	$156,161	5.775	357	672	80.1
California	$218,963,855	620	47.93	$353,151	5.821	357	694	78.9
Colorado	$10,114,227	54	2.21	$187,300	5.925	357	690	79.1
Connecticut	$2,577,429	11	0.56	$234,312	5.344	357	689	73.0
Delaware	$449,318	4	0.10	$112,329	5.283	359	680	74.7

$456,867,463 ARM Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Florida	$22,902,546	128	5.01	$178,926	5.569	356	678	80.5
Georgia	$8,468,627	57	1.85	$148,572	5.608	358	674	81.2
Hawaii	$2,018,325	7	0.44	$288,332	4.998	355	698	63.3
Iowa	$1,558,333	12	0.34	$129,861	5.608	357	681	79.2
Idaho	$465,472	4	0.10	$116,368	5.669	358	662	79.7
Illinois	$6,971,113	38	1.53	$183,450	6.325	358	669	81.5
Indiana	$3,863,296	21	0.85	$183,966	5.542	352	673	81.1
Kansas	$710,543	7	0.16	$101,506	6.135	358	661	81.4
Kentucky	$1,008,204	9	0.22	$112,023	5.835	358	670	80.7
Louisiana	$223,270	3	0.05	$74,423	6.564	359	658	79.2
Massachusetts	$9,309,592	35	2.04	$265,988	5.651	358	691	77.0
Maryland	$11,855,941	46	2.60	$257,738	5.821	357	663	79.6
Maine	$808,899	2	0.18	$404,450	5.388	358	721	78.7
Michigan	$4,277,392	28	0.94	$152,764	6.131	357	659	79.6
Minnesota	$13,964,119	80	3.06	$174,551	5.980	357	676	79.3
Missouri	$4,147,225	28	0.91	$148,115	6.133	358	670	80.6
Mississippi	$818,848	6	0.18	$136,475	4.954	357	666	79.2
Montana	$1,098,443	4	0.24	$274,611	6.172	358	709	69.0
North Carolina	$7,999,361	47	1.75	$170,199	5.986	358	660	76.0
North Dakota	$193,902	2	0.04	$96,951	6.233	359	707	79.8
Nebraska	$943,134	8	0.21	$117,892	6.298	359	678	80.0
New Hampshire	$754,722	4	0.17	$188,680	5.840	328	642	72.6
New Jersey	$5,474,578	20	1.20	$273,729	5.275	358	689	80.9
New Mexico	$460,953	4	0.10	$115,238	6.251	359	728	82.3
Nevada	$10,160,305	34	2.22	$298,832	6.301	358	692	78.4
New York	$7,981,004	24	1.75	$332,542	5.525	351	665	74.0
Ohio	$10,818,346	70	2.37	$154,548	5.984	358	656	81.7
Oklahoma	$756,035	6	0.17	$126,006	6.011	358	669	83.0
Oregon	$7,017,359	47	1.54	$149,306	6.037	358	679	80.7
Pennsylvania	$5,327,574	27	1.17	$197,318	5.896	358	665	83.4
Rhode Island	$2,421,258	10	0.53	$242,126	5.745	358	673	75.9
South Carolina	$2,534,339	15	0.55	$168,956	5.814	358	696	79.9
South Dakota	$120,402	1	0.03	$120,402	6.225	359	685	79.9
Tennessee	$4,474,514	27	0.98	$165,723	5.375	357	659	79.5
Texas	$5,300,539	35	1.16	$151,444	5.331	347	705	78.0
Utah	$2,299,244	14	0.50	$164,232	5.695	358	667	81.4
Virginia	$17,845,269	69	3.91	$258,627	5.777	358	673	78.8
Washington	$16,495,011	86	3.61	$191,802	5.731	357	670	77.8
Wisconsin	$2,146,469	16	0.47	$134,154	5.731	358	684	79.3
West Virginia	$134,933	1	0.03	$134,933	6.050	359	612	67.6
Wyoming	$279,797	3	0.06	$93,266	6.377	359	637	81.5
	$456,867,463	1,891	100.00	$241,601	5.804	357	684	79.0

$456,867,463 ARM Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$6,152,438	26	1.35	$236,632	5.359	355	706	40.4
50.01 - 55.00	$4,770,580	17	1.04	$280,622	5.736	351	685	52.6
55.01 - 60.00	$6,037,076	19	1.32	$317,741	5.674	352	698	58.1
60.01 - 65.00	$14,298,409	49	3.13	$291,804	5.411	356	687	63.2
65.01 - 70.00	$17,124,742	54	3.75	$317,125	5.751	355	674	68.9
70.01 - 75.00	$25,419,543	94	5.56	$270,421	5.618	353	685	73.8
75.01 - 80.00	$297,305,262	1,299	65.07	$228,872	5.863	358	685	79.7
80.01 - 85.00	$25,278,103	90	5.53	$280,868	5.641	357	681	84.0
85.01 - 90.00	$46,334,030	188	10.14	$246,458	5.838	356	677	89.4
90.01 - 95.00	$12,124,843	42	2.65	$288,687	5.620	356	677	94.3
95.01 - 100.00	$2,022,438	13	0.44	$155,572	7.104	359	700	99.5
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500	$519,000	1	0.11	$519,000	2.500	359	655	64.9
3.000	$345,000	1	0.08	$345,000	3.000	359	722	73.4
3.125	$442,000	1	0.10	$442,000	3.125	359	810	80.0
3.375	$236,079	2	0.05	$118,040	3.375	357	723	82.3
3.500	$2,084,000	7	0.46	$297,714	3.500	359	708	77.4
3.625	$1,619,167	5	0.35	$323,833	3.625	333	698	80.2
3.750	$1,075,418	4	0.24	$268,855	3.750	356	741	79.9
3.875	$1,987,172	7	0.43	$283,882	3.875	356	715	78.8
4.000	$1,643,882	4	0.36	$410,971	4.000	357	764	76.3
4.125	$2,410,916	4	0.53	$602,729	4.125	357	705	72.9
4.200	$203,437	1	0.04	$203,437	4.200	357	690	69.5
4.250	$2,005,239	6	0.44	$334,207	4.250	355	734	72.1
4.500	$9,960,124	44	2.18	$226,366	4.500	356	706	78.0
4.550	$2,487,381	11	0.54	$226,126	4.550	356	700	80.0
4.600	$2,529,997	11	0.55	$230,000	4.600	355	683	79.3
4.625	$985,552	6	0.22	$164,259	4.625	356	751	75.5
4.650	$2,438,863	11	0.53	$221,715	4.650	356	685	83.5
4.670	$185,683	1	0.04	$185,683	4.670	358	727	80.0
4.690	$238,462	1	0.05	$238,462	4.690	356	644	88.9
4.700	$4,248,667	23	0.93	$184,725	4.700	356	701	80.2
4.725	$84,509	1	0.02	$84,509	4.725	357	650	52.0
4.750	$10,899,007	33	2.39	$330,273	4.750	354	687	76.3
4.780	$212,000	1	0.05	$212,000	4.780	357	772	80.0
4.800	$4,323,104	16	0.95	$270,194	4.800	355	679	77.6
4.830	$350,048	2	0.08	$175,024	4.830	357	707	80.0
4.850	$4,067,561	19	0.89	$214,082	4.850	356	663	80.1
4.870	$195,600	1	0.04	$195,600	4.870	356	659	80.0
4.875	$4,783,204	20	1.05	$239,160	4.875	349	711	76.7

$456,867,463 ARM Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.880	$175,567	1	0.04	$175,567	4.880	358	707	80.0
4.900	$7,408,852	36	1.62	$205,801	4.900	356	659	80.0
4.925	$179,297	1	0.04	$179,297	4.925	357	662	54.8
4.930	$143,920	1	0.03	$143,920	4.930	356	656	80.0
4.950	$6,671,886	28	1.46	$238,282	4.950	356	677	81.6
4.955	$445,000	1	0.10	$445,000	4.955	357	650	68.7
4.990	$8,496,879	32	1.86	$265,527	4.990	354	703	77.0
4.999	$572,000	1	0.13	$572,000	4.999	358	654	80.0
5.000	$9,055,796	33	1.98	$274,418	5.000	354	698	75.2
5.040	$107,999	1	0.02	$107,999	5.040	355	641	80.0
5.050	$7,699,258	31	1.69	$248,363	5.050	356	669	77.4
5.075	$719,880	4	0.16	$179,970	5.075	356	686	74.4
5.090	$330,119	1	0.07	$330,119	5.090	357	668	90.0
5.100	$8,439,834	33	1.85	$255,753	5.100	353	677	79.8
5.125	$2,562,486	9	0.56	$284,721	5.125	354	698	82.1
5.130	$116,800	1	0.03	$116,800	5.130	356	743	80.0
5.150	$9,347,551	47	2.05	$198,884	5.150	353	676	79.0
5.200	$5,411,689	25	1.18	$216,468	5.200	357	675	79.1
5.240	$198,400	1	0.04	$198,400	5.240	355	695	80.0
5.250	$12,706,891	56	2.78	$226,909	5.250	357	680	78.0
5.275	$409,452	1	0.09	$409,452	5.275	357	627	63.1
5.300	$6,010,572	25	1.32	$240,423	5.300	347	676	79.5
5.350	$8,017,627	36	1.75	$222,712	5.350	354	663	79.3
5.370	$128,365	1	0.03	$128,365	5.370	358	674	80.0
5.375	$5,944,194	20	1.30	$297,210	5.375	357	680	77.7
5.390	$121,600	1	0.03	$121,600	5.390	356	612	80.0
5.400	$9,458,741	43	2.07	$219,971	5.400	357	679	75.7
5.425	$62,789	1	0.01	$62,789	5.425	357	677	70.0
5.440	$158,400	1	0.03	$158,400	5.440	353	677	90.0
5.450	$9,202,885	35	2.01	$262,940	5.450	357	665	80.6
5.475	$359,206	1	0.08	$359,206	5.475	358	689	82.8
5.490	$728,612	3	0.16	$242,871	5.490	356	640	83.1
5.500	$8,608,744	34	1.88	$253,198	5.500	357	683	78.1
5.550	$6,333,388	23	1.39	$275,365	5.550	358	695	79.4
5.560	$166,800	1	0.04	$166,800	5.560	355	665	80.0
5.575	$111,920	1	0.02	$111,920	5.575	357	709	80.0
5.580	$460,000	1	0.10	$460,000	5.580	357	694	80.0
5.590	$307,120	2	0.07	$153,560	5.590	356	627	80.0
5.600	$7,337,362	27	1.61	$271,754	5.600	358	673	78.7
5.620	$315,852	1	0.07	$315,852	5.620	354	629	80.0
5.625	$2,584,789	8	0.57	$323,099	5.625	358	685	82.8
5.650	$10,330,337	44	2.26	$234,780	5.650	354	670	80.2
5.700	$5,734,263	24	1.26	$238,928	5.700	354	701	78.5
5.720	$244,000	1	0.05	$244,000	5.720	359	672	78.7
5.750	$6,297,383	20	1.38	$314,869	5.750	357	671	80.3
5.775	$644,551	2	0.14	$322,275	5.775	358	653	79.6
5.800	$1,837,330	6	0.40	$306,222	5.800	356	645	78.6

$456,867,463 ARM Rate Mortgage Loans

Current Gross Coupon								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.830	$143,920	1	0.03	$143,920	5.830	357	642	80.0
5.850	$4,796,297	18	1.05	$266,461	5.850	357	655	80.7
5.860	$401,500	1	0.09	$401,500	5.860	355	686	83.7
5.875	$6,198,796	26	1.36	$238,415	5.875	357	701	82.9
5.880	$322,871	2	0.07	$161,435	5.880	359	645	79.8
5.900	$4,226,041	29	0.93	$145,726	5.900	357	665	81.2
5.925	$124,000	1	0.03	$124,000	5.925	357	668	80.0
5.940	$204,000	1	0.04	$204,000	5.940	357	641	80.0
5.950	$4,891,609	27	1.07	$181,171	5.950	357	649	80.9
5.990	$8,180,401	33	1.79	$247,891	5.990	358	665	79.8
5.999	$1,418,327	5	0.31	$283,665	5.999	358	757	77.2
6.000	$6,837,976	39	1.50	$175,333	6.000	358	682	79.0
6.050	$1,828,693	10	0.40	$182,869	6.050	359	652	76.1
6.090	$151,200	1	0.03	$151,200	6.090	359	640	80.0
6.100	$3,597,026	30	0.79	$119,901	6.100	359	662	79.3
6.125	$6,932,016	18	1.52	$385,112	6.125	357	727	77.7
6.130	$91,821	1	0.02	$91,821	6.130	359	641	80.0
6.150	$4,361,493	22	0.95	$198,250	6.150	359	670	81.0
6.200	$3,348,421	28	0.73	$119,586	6.200	359	648	80.4
6.225	$120,402	1	0.03	$120,402	6.225	359	685	79.9
6.230	$798,290	4	0.17	$199,573	6.230	358	650	77.8
6.240	$188,066	1	0.04	$188,066	6.240	358	699	80.0
6.250	$17,898,941	81	3.92	$220,975	6.250	359	702	79.9
6.275	$122,400	1	0.03	$122,400	6.275	357	649	80.0
6.280	$171,838	2	0.04	$85,919	6.280	359	670	79.6
6.290	$165,300	1	0.04	$165,300	6.290	359	682	76.9
6.300	$1,621,992	12	0.36	$135,166	6.300	359	679	79.9
6.350	$1,049,377	8	0.23	$131,172	6.350	359	673	79.2
6.375	$12,329,956	34	2.70	$362,646	6.375	358	712	80.3
6.400	$1,240,844	10	0.27	$124,084	6.400	359	683	81.6
6.450	$2,901,470	17	0.64	$170,675	6.450	359	638	83.0
6.490	$504,720	2	0.11	$252,360	6.490	359	702	80.0
6.500	$28,246,644	81	6.18	$348,724	6.500	359	690	77.3
6.525	$369,000	1	0.08	$369,000	6.525	359	701	90.0
6.550	$1,675,849	7	0.37	$239,407	6.550	359	637	80.0
6.575	$84,800	1	0.02	$84,800	6.575	358	676	79.6
6.580	$186,834	1	0.04	$186,834	6.580	360	639	83.1
6.590	$124,000	1	0.03	$124,000	6.590	359	635	80.0
6.600	$1,437,206	8	0.31	$179,651	6.600	359	681	82.3
6.625	$17,102,293	45	3.74	$380,051	6.625	359	696	78.9
6.650	$2,760,038	17	0.60	$162,355	6.650	359	641	80.4
6.660	$154,688	1	0.03	$154,688	6.660	359	758	79.7
6.680	$81,928	1	0.02	$81,928	6.680	359	645	79.6
6.700	$2,989,630	20	0.65	$149,481	6.700	359	649	80.3
6.725	$150,190	1	0.03	$150,190	6.725	359	664	77.1
6.730	$124,400	1	0.03	$124,400	6.730	359	624	79.7
6.740	$344,000	1	0.08	$344,000	6.740	359	709	80.0

$456,867,463 ARM Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.750	$17,335,376	55	3.79	$315,189	6.750	359	695	76.9
6.780	$350,400	1	0.08	$350,400	6.780	359	637	80.0
6.800	$587,889	4	0.13	$146,972	6.800	359	650	81.3
6.830	$505,273	2	0.11	$252,636	6.830	359	614	84.2
6.840	$100,800	1	0.02	$100,800	6.840	359	642	80.0
6.850	$636,636	5	0.14	$127,327	6.850	359	670	80.0
6.875	$5,324,811	14	1.17	$380,344	6.875	359	698	80.5
6.880	$184,888	2	0.04	$92,444	6.880	359	635	78.8
6.900	$1,320,408	11	0.29	$120,037	6.900	359	647	80.0
6.950	$968,784	8	0.21	$121,098	6.950	359	659	80.9
6.990	$3,262,681	11	0.71	$296,607	6.990	359	697	82.9
7.000	$3,515,133	19	0.77	$185,007	7.000	359	682	81.9
7.050	$1,323,713	8	0.29	$165,464	7.050	359	676	80.7
7.075	$310,696	1	0.07	$310,696	7.075	359	643	80.0
7.100	$544,676	4	0.12	$136,169	7.100	359	683	78.8
7.125	$4,692,917	14	1.03	$335,208	7.125	359	708	78.5
7.150	$1,740,096	9	0.38	$193,344	7.150	359	630	79.8
7.175	$439,402	2	0.10	$219,701	7.175	359	637	79.2
7.200	$337,700	2	0.07	$168,850	7.200	358	627	84.0
7.250	$4,729,323	17	1.04	$278,195	7.250	359	680	83.2
7.280	$242,812	1	0.05	$242,812	7.280	359	612	90.0
7.290	$89,780	1	0.02	$89,780	7.290	359	631	77.5
7.300	$215,826	2	0.05	$107,913	7.300	358	647	80.0
7.350	$542,952	3	0.12	$180,984	7.350	360	658	82.6
7.375	$2,588,356	10	0.57	$258,836	7.375	358	705	84.0
7.400	$1,023,991	5	0.22	$204,798	7.400	359	658	81.5
7.450	$247,163	2	0.05	$123,582	7.450	359	677	83.7
7.475	$140,800	1	0.03	$140,800	7.475	359	630	80.0
7.490	$63,825	1	0.01	$63,825	7.490	359	637	79.9
7.500	$4,018,766	12	0.88	$334,897	7.500	359	671	68.6
7.550	$638,811	3	0.14	$212,937	7.550	359	729	80.8
7.580	$301,385	2	0.07	$150,692	7.580	359	654	79.9
7.600	$500,055	3	0.11	$166,685	7.600	359	673	82.6
7.625	$2,336,850	8	0.51	$292,106	7.625	359	697	83.6
7.650	$361,825	2	0.08	$180,913	7.650	359	662	79.3
7.700	$59,115	1	0.01	$59,115	7.700	359	709	80.0
7.750	$806,658	5	0.18	$161,332	7.750	358	678	84.5
7.800	$554,386	3	0.12	$184,795	7.800	359	705	86.6
7.850	$95,787	1	0.02	$95,787	7.850	359	664	79.9
7.875	$366,800	3	0.08	$122,267	7.875	359	642	81.1
7.900	$263,000	2	0.06	$131,500	7.900	359	683	80.0
7.990	$682,281	2	0.15	$341,140	7.990	359	646	88.4
8.000	$193,880	2	0.04	$96,940	8.000	359	631	100.0
8.050	$274,274	2	0.06	$137,137	8.050	360	623	86.6
8.125	$1,070,621	4	0.23	$267,655	8.125	359	658	82.5
8.130	$73,703	1	0.02	$73,703	8.130	359	612	90.0
8.150	$199,870	1	0.04	$199,870	8.150	359	647	80.0

$456,867,463 ARM Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.200	$463,701	1	0.10	$463,701	8.200	359	679	80.0
8.250	$200,350	2	0.04	$100,175	8.250	360	709	92.2
8.375	$286,069	3	0.06	$95,356	8.375	359	692	88.1
8.580	$60,727	1	0.01	$60,727	8.580	359	676	80.0
8.750	$1,096,885	3	0.24	$365,628	8.750	359	641	85.8
8.990	$55,800	1	0.01	$55,800	8.990	360	666	90.0
9.000	$75,958	1	0.02	$75,958	9.000	360	634	80.0
9.125	$76,959	1	0.02	$76,959	9.125	359	648	100.0
9.200	$116,876	1	0.03	$116,876	9.200	359	632	80.7
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$345,301,645	1,480	75.58	$233,312	5.811	357	679	79.2
PUD	$62,350,050	209	13.65	$298,326	5.751	357	697	77.6
CND	$35,020,046	156	7.67	$224,487	5.744	358	695	80.2
2-4U	$11,327,536	38	2.48	$298,093	6.014	358	705	79.3
CNDP	$2,770,900	7	0.61	$395,843	6.119	359	695	80.0
MNF	$97,286	1	0.02	$97,286	5.500	350	808	57.9
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$254,838,529	1,064	55.78	$239,510	6.019	358	692	79.8
RCO	$147,173,930	576	32.21	$255,510	5.493	356	676	78.2
RNC	$54,855,004	251	12.01	$218,546	5.644	356	687	77.9
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$430,097,676	1,792	94.14	$240,010	5.789	357	681	79.1
INV	$19,054,936	78	4.17	$244,294	6.351	358	732	77.7
2H	$7,714,851	21	1.69	$367,374	5.341	358	726	79.6
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

$456,867,463 ARM Rate Mortgage Loans

Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
360	$36,147,475	117	7.91	$308,953	6.647	360	697	79.6
359	$179,692,101	764	39.33	$235,199	6.241	359	682	78.9
358	$64,842,772	273	14.19	$237,519	5.818	358	692	78.1
357	$53,101,888	244	11.62	$217,631	5.284	357	684	79.1
356	$62,875,117	281	13.76	$223,755	5.157	356	679	79.5
355	$25,321,127	100	5.54	$253,211	5.220	355	670	80.2
354	$9,620,505	32	2.11	$300,641	5.000	354	669	83.1
353	$9,724,862	29	2.13	$335,340	5.000	353	673	80.1
352	$6,152,515	22	1.35	$279,660	4.917	352	669	79.8
351	$1,791,335	5	0.39	$358,267	5.000	351	735	77.6
350	$578,220	2	0.13	$289,110	5.812	350	683	84.6
348	$682,144	2	0.15	$341,072	6.055	348	669	77.6
346	$246,400	1	0.05	$246,400	4.250	346	759	80.0
344	$412,391	1	0.09	$412,391	4.750	344	653	92.8
336	$1,629,137	3	0.36	$543,046	4.998	336	757	54.7
335	$716,433	2	0.16	$358,216	6.259	335	665	77.9
324	$640,088	2	0.14	$320,044	5.186	324	763	81.5
323	$754,765	2	0.17	$377,383	4.875	323	727	79.2
239	$1,095,892	4	0.24	$273,923	5.379	239	714	72.3
217	$285,280	1	0.06	$285,280	3.625	217	648	87.5
179	$249,976	2	0.05	$124,988	5.462	179	665	57.3
176	$307,240	2	0.07	$153,620	5.122	176	689	63.9
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL/ALT	$254,582,732	1,178	55.72	$216,114	5.576	356	673	79.4
REDUCED	$153,369,907	494	33.57	$310,465	6.367	358	702	78.6
FULL-DU	$35,074,955	179	7.68	$195,949	5.154	357	672	79.7
NINA	$5,161,005	16	1.13	$322,563	6.313	359	707	72.6
PREFERRED	$4,804,776	10	1.05	$480,478	4.493	356	748	75.9
NO RATIO	$2,073,221	10	0.45	$207,322	5.537	359	697	86.5
STREAMLINE	$1,800,867	4	0.39	$450,217	5.155	354	568	67.4
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

Range of FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
541 - 560	$984,807	2	0.22	$492,404	5.063	355	556	67.4
561 - 580	$957,352	2	0.21	$478,676	5.570	354	573	62.8
581 - 600	$1,118,988	2	0.24	$559,494	5.408	357	595	79.4

$456,867,463 ARM Rate Mortgage Loans

Range of FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
601 - 620	$28,519,016	147	6.24	$194,007	6.101	358	613	79.3
621 - 640	$66,290,741	306	14.51	$216,636	5.872	357	631	79.3
641 - 660	$72,078,501	326	15.78	$221,100	5.818	357	651	79.2
661 - 680	$74,385,535	325	16.28	$228,879	5.805	357	670	79.9
681 - 700	$56,461,969	226	12.36	$249,832	5.720	357	689	80.4
701 - 720	$41,945,545	159	9.18	$263,808	5.744	355	711	78.5
721 - 740	$40,016,924	139	8.76	$287,892	5.776	358	730	78.2
741 - 760	$36,813,691	124	8.06	$296,885	5.910	357	749	79.3
761 - 780	$22,996,384	84	5.03	$273,766	5.601	356	770	75.8
781 - 800	$9,856,656	39	2.16	$252,735	5.491	355	791	77.5
801 - 820	$4,441,373	10	0.97	$444,137	5.774	357	808	77.5
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$151,553,715	483	33.17	$313,776	5.985	357	705	77.4
6	$1,272,026	5	0.28	$254,405	5.760	355	640	79.2
12	$19,975,175	84	4.37	$237,800	5.820	358	677	77.7
24	$93,418,633	402	20.45	$232,385	6.005	358	675	80.1
30	$430,800	1	0.09	$430,800	5.600	358	640	77.1
36	$185,047,639	899	40.50	$205,837	5.545	356	672	80.0
60	$5,169,475	17	1.13	$304,087	6.149	357	687	80.4
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

80% LTV/PMI Analysis

(Excludes 1558 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$13,887,355	52	16.19	$267,065	6.833	358	656	89.0
> 80% LTV, with MI	$71,872,058	281	83.81	$255,772	5.575	356	683	88.7
	$85,759,413	**333**	**100.00**	**$257,536**	**5.779**	**356**	**679**	**88.7**

Months to Roll

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$804,280	2	0.18	$402,140	2.899	309	653	72.9
2	$161,079	1	0.04	$161,079	3.375	356	687	80.0
4	$1,157,829	6	0.25	$192,971	3.957	358	751	82.4
5	$6,812,873	27	1.49	$252,329	4.167	359	713	80.6
9	$222,806	1	0.05	$222,806	4.125	357	803	80.0

$456,867,463 ARM Rate Mortgage Loans

Months to Roll

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10	$276,158	2	0.06	$138,079	3.820	358	700	77.6
11	$754,765	2	0.17	$377,383	4.875	323	727	79.2
12	$533,741	1	0.12	$533,741	4.750	324	772	80.0
15	$847,585	3	0.19	$282,528	4.866	351	667	88.9
16	$3,089,753	12	0.68	$257,479	4.921	352	659	82.3
17	$3,841,138	13	0.84	$295,472	5.046	353	684	81.5
18	$4,664,025	17	1.02	$274,354	5.066	354	651	85.9
19	$9,459,107	32	2.07	$295,597	5.380	355	671	80.9
20	$15,715,494	64	3.44	$245,555	5.253	352	690	78.0
21	$14,316,862	57	3.13	$251,173	5.508	357	687	80.3
22	$21,006,077	99	4.60	$212,183	5.802	358	686	77.1
23	$82,337,892	350	18.02	$235,251	6.186	357	676	78.8
24	$7,757,492	35	1.70	$221,643	6.767	360	669	80.7
28	$2,706,689	9	0.59	$300,743	4.885	352	689	76.9
29	$5,085,930	14	1.11	$363,281	5.006	353	675	80.5
30	$4,956,480	15	1.08	$330,432	4.937	354	687	80.5
31	$13,920,371	62	3.05	$224,522	5.116	355	674	80.6
32	$41,387,231	193	9.06	$214,442	5.158	356	672	80.8
33	$32,226,819	163	7.05	$197,711	5.144	357	677	78.5
34	$28,665,567	133	6.27	$215,531	5.661	358	677	79.5
35	$48,253,126	287	10.56	$168,129	6.367	359	662	79.8
36	$5,252,940	27	1.15	$194,553	6.056	353	687	72.9
46	$246,400	1	0.05	$246,400	4.250	346	759	80.0
48	$106,347	1	0.02	$106,347	7.375	324	717	89.2
51	$618,750	1	0.14	$618,750	5.250	351	792	75.0
55	$829,697	4	0.18	$207,424	5.083	355	717	80.7
56	$4,912,723	23	1.08	$213,597	4.871	356	728	75.9
57	$6,335,401	23	1.39	$275,452	5.532	357	709	78.9
58	$12,335,653	30	2.70	$411,188	6.300	358	739	77.0
59	$43,789,118	107	9.58	$409,244	6.520	359	710	77.5
60	$24,766,180	58	5.42	$427,003	6.625	360	712	79.1
72	$326,779	1	0.07	$326,779	6.250	348	735	64.2
74	$578,220	2	0.13	$289,110	5.812	350	683	84.6
75	$325,000	1	0.07	$325,000	4.875	351	804	53.3
76	$356,073	1	0.08	$356,073	5.125	352	603	79.5
77	$459,987	1	0.10	$459,987	5.375	353	566	58.1
79	$614,587	1	0.13	$614,587	4.875	355	557	70.7
80	$1,048,000	2	0.23	$524,000	5.059	356	606	78.8
82	$1,401,488	3	0.31	$467,163	6.933	358	639	71.1
83	$380,000	1	0.08	$380,000	7.250	359	710	95.0
108	$355,365	1	0.08	$355,365	5.875	348	609	90.0
115	$497,365	1	0.11	$497,365	5.750	355	579	67.1
116	$370,220	1	0.08	$370,220	5.375	356	555	62.0
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

$456,867,463 ARM Rate Mortgage Loans

Margin								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.250	$174,451	1	0.04	$174,451	6.000	359	656	79.5
1.500	$519,000	1	0.11	$519,000	2.500	359	655	64.9
1.625	$465,000	2	0.10	$232,500	3.129	359	721	68.7
1.750	$442,000	1	0.10	$442,000	3.125	359	810	80.0
1.875	$832,000	3	0.18	$277,333	3.500	359	730	78.7
2.000	$1,398,400	4	0.31	$349,600	3.585	359	708	76.9
2.125	$106,400	1	0.02	$106,400	3.750	359	689	80.0
2.250	$99,069,077	245	21.68	$404,364	6.100	358	713	76.5
2.375	$451,000	2	0.10	$225,500	3.479	359	685	81.2
2.500	$591,280	2	0.13	$295,640	3.560	290	699	88.8
2.625	$666,000	4	0.15	$166,500	4.637	358	699	75.0
2.750	$6,633,978	20	1.45	$331,699	5.438	349	715	80.7
2.875	$2,602,809	7	0.57	$371,830	5.016	357	700	82.1
3.000	$920,391	2	0.20	$460,196	5.647	352	710	85.7
3.250	$2,899,215	14	0.63	$207,087	5.639	357	696	85.1
3.375	$714,764	1	0.16	$714,764	6.750	358	804	80.0
3.625	$402,000	1	0.09	$402,000	6.500	358	736	80.0
3.750	$739,637	3	0.16	$246,546	5.211	358	695	80.2
3.850	$378,250	1	0.08	$378,250	4.850	356	634	85.0
3.875	$503,192	1	0.11	$503,192	7.125	358	675	80.0
3.900	$186,236	1	0.04	$186,236	4.900	355	636	75.0
3.955	$445,000	1	0.10	$445,000	4.955	357	650	68.7
3.990	$395,120	1	0.09	$395,120	4.990	355	692	85.0
4.000	$447,533	1	0.10	$447,533	6.875	358	788	80.0
4.060	$203,437	1	0.04	$203,437	4.200	357	690	69.5
4.075	$119,475	1	0.03	$119,475	5.075	355	658	35.7
4.150	$254,000	1	0.06	$254,000	5.150	356	678	65.8
4.160	$215,450	1	0.05	$215,450	4.700	358	697	67.9
4.250	$8,064,947	37	1.77	$217,972	4.751	357	715	79.6
4.270	$342,573	1	0.07	$342,573	4.250	357	689	80.0
4.300	$2,077,480	10	0.45	$207,748	4.661	357	715	79.4
4.350	$1,527,068	8	0.33	$190,883	4.600	356	678	75.1
4.375	$892,000	2	0.20	$446,000	6.452	357	697	84.9
4.400	$1,568,576	9	0.34	$174,286	4.728	356	687	79.9
4.410	$87,380	1	0.02	$87,380	4.950	357	691	73.7
4.420	$348,051	2	0.08	$174,026	4.707	358	695	82.3
4.450	$4,069,076	21	0.89	$193,766	4.859	356	708	80.1
4.460	$157,014	1	0.03	$157,014	4.850	358	728	80.0
4.500	$8,915,414	36	1.95	$247,650	4.989	355	683	79.9
4.510	$189,512	1	0.04	$189,512	4.650	358	652	79.8
4.530	$212,000	1	0.05	$212,000	4.780	357	772	80.0
4.550	$2,093,943	9	0.46	$232,660	4.800	356	677	79.4
4.580	$350,048	2	0.08	$175,024	4.830	357	707	80.0
4.600	$2,920,796	14	0.64	$208,628	4.973	356	667	80.8
4.620	$511,452	2	0.11	$255,726	5.333	355	640	80.0
4.625	$842,227	3	0.18	$280,742	5.138	359	683	80.0
4.630	$175,567	1	0.04	$175,567	4.880	358	707	80.0

$456,867,463 ARM Rate Mortgage Loans

Margin								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.650	$4,629,816	24	1.01	$192,909	5.096	356	657	79.4
4.680	$323,217	2	0.07	$161,609	4.927	357	659	65.9
4.690	$238,462	1	0.05	$238,462	4.690	356	644	88.9
4.700	$3,788,403	17	0.83	$222,847	5.032	356	690	80.9
4.710	$925,096	3	0.20	$308,365	5.037	357	728	80.8
4.740	$3,290,448	13	0.72	$253,111	4.990	356	677	80.4
4.748	$251,163	2	0.05	$125,582	5.343	357	756	76.1
4.749	$604,342	3	0.13	$201,447	5.532	359	719	79.5
4.750	$17,438,667	70	3.82	$249,124	5.274	353	722	74.8
4.800	$4,034,202	18	0.88	$224,122	5.154	356	674	79.5
4.810	$524,984	2	0.11	$262,492	4.971	358	729	68.4
4.825	$196,800	1	0.04	$196,800	5.075	356	742	80.0
4.840	$330,119	1	0.07	$330,119	5.090	357	688	90.0
4.850	$3,014,690	13	0.66	$231,899	5.259	356	657	79.9
4.860	$888,402	4	0.19	$222,100	5.342	357	697	84.2
4.865	$356,000	1	0.08	$356,000	5.990	356	681	80.0
4.875	$1,684,465	6	0.37	$280,744	5.346	358	693	80.0
4.880	$391,279	3	0.09	$130,426	5.167	357	696	76.9
4.890	$107,999	1	0.02	$107,999	5.040	355	641	80.0
4.900	$3,779,462	20	0.83	$188,973	5.262	356	665	81.8
4.950	$3,295,738	15	0.72	$219,716	5.236	356	685	79.8
4.960	$280,079	2	0.06	$140,040	5.100	358	655	83.4
4.990	$493,144	2	0.11	$246,572	5.729	355	664	79.5
4.997	$223,457	1	0.05	$223,457	5.700	359	698	89.5
4.998	$1,045,379	4	0.23	$261,345	5.398	327	695	75.6
5.000	$15,924,373	68	3.49	$234,182	5.372	355	683	79.0
5.010	$106,826	1	0.02	$106,826	5.200	357	628	80.0
5.020	$409,452	1	0.09	$409,452	5.275	357	627	63.1
5.030	$66,272	1	0.01	$66,272	5.300	357	752	78.2
5.050	$1,776,710	11	0.39	$161,519	5.265	357	669	81.4
5.080	$533,429	2	0.12	$266,714	5.250	357	710	85.0
5.100	$4,164,576	19	0.91	$219,188	5.350	357	646	79.6
5.120	$128,365	1	0.03	$128,365	5.370	358	674	80.0
5.125	$2,179,608	7	0.48	$311,373	5.514	358	678	83.3
5.150	$5,782,380	25	1.27	$231,295	5.400	357	681	81.2
5.180	$157,474	1	0.03	$157,474	5.450	357	629	79.0
5.190	$158,400	1	0.03	$158,400	5.440	353	677	90.0
5.200	$5,284,135	19	1.16	$278,112	5.468	356	667	81.4
5.225	$359,206	1	0.08	$359,206	5.475	358	689	82.8
5.240	$112,971	1	0.02	$112,971	5.490	356	626	80.0
5.248	$842,625	4	0.18	$210,656	5.415	358	666	72.0
5.249	$233,141	1	0.05	$233,141	5.600	358	666	82.0
5.250	$11,300,891	42	2.47	$269,069	5.585	356	666	77.3
5.280	$483,494	1	0.11	$483,494	4.650	357	668	89.2
5.300	$2,254,618	9	0.49	$250,513	5.550	357	656	79.5
5.310	$669,201	3	0.15	$223,067	5.626	357	643	81.7
5.320	$174,341	1	0.04	$174,341	5.200	357	651	72.9

$456,867,463 ARM Rate Mortgage Loans

Margin								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.325	$111,920	1	0.02	$111,920	5.575	357	709	80.0
5.340	$307,120	2	0.07	$153,560	5.590	356	627	80.0
5.350	$2,488,706	12	0.54	$207,392	5.600	356	651	80.6
5.360	$451,110	2	0.10	$225,555	5.208	358	682	82.4
5.375	$3,982,542	16	0.87	$248,909	5.875	359	718	79.9
5.380	$186,549	1	0.04	$186,549	5.250	357	668	90.0
5.400	$2,605,801	13	0.57	$200,446	5.650	357	671	81.9
5.450	$1,132,434	6	0.25	$188,739	5.662	357	673	77.9
5.460	$207,281	1	0.05	$207,281	5.250	357	643	80.0
5.470	$244,000	1	0.05	$244,000	5.720	359	672	78.7
5.490	$2,099,930	7	0.46	$299,990	6.103	358	684	80.0
5.499	$215,900	1	0.05	$215,900	5.999	359	682	80.0
5.500	$8,028,793	30	1.76	$267,626	5.617	355	666	79.8
5.525	$644,551	2	0.14	$322,275	5.775	358	653	79.6
5.550	$1,152,383	4	0.25	$288,096	5.800	357	647	79.1
5.560	$149,822	1	0.03	$149,822	5.075	357	646	80.0
5.580	$390,768	2	0.09	$195,384	5.558	358	649	80.0
5.600	$4,145,941	16	0.91	$259,121	5.780	356	654	81.0
5.610	$276,089	2	0.06	$138,044	5.326	358	657	76.4
5.625	$1,866,705	8	0.41	$233,338	6.167	359	677	80.0
5.630	$322,871	2	0.07	$161,435	5.880	359	645	79.8
5.645	$116,607	1	0.03	$116,607	5.400	357	655	90.0
5.650	$3,745,179	28	0.82	$133,756	5.904	357	667	80.5
5.675	$124,000	1	0.03	$124,000	5.925	357	668	80.0
5.690	$204,000	1	0.04	$204,000	5.940	357	641	80.0
5.700	$4,397,274	24	0.96	$183,220	5.950	357	644	80.6
5.740	$4,866,328	22	1.07	$221,197	5.990	357	652	80.9
5.749	$339,638	1	0.07	$339,638	5.650	359	627	68.4
5.750	$8,912,287	44	1.95	$202,552	6.116	359	674	78.3
5.800	$1,828,693	10	0.40	$182,869	6.050	359	652	76.1
5.810	$171,000	1	0.04	$171,000	5.950	358	639	90.0
5.840	$151,200	1	0.03	$151,200	6.090	359	640	80.0
5.850	$3,633,461	30	0.80	$121,115	6.093	358	663	79.4
5.875	$3,304,642	13	0.72	$254,203	6.357	358	664	80.7
5.880	$91,821	1	0.02	$91,821	6.130	359	641	80.0
5.900	$3,903,287	21	0.85	$185,871	6.150	359	672	81.1
5.950	$3,797,474	29	0.83	$130,947	6.192	358	647	80.3
5.975	$120,402	1	0.03	$120,402	6.225	359	685	79.9
5.980	$798,290	4	0.17	$199,573	6.230	358	650	77.8
5.990	$664,748	3	0.15	$221,583	6.330	359	696	80.0
6.000	$32,723,892	153	7.16	$213,882	5.624	358	663	77.7
6.025	$122,400	1	0.03	$122,400	6.275	357	649	80.0
6.030	$171,838	2	0.04	$85,919	6.280	359	670	79.6
6.040	$165,300	1	0.04	$165,300	6.290	359	682	76.9
6.050	$1,621,992	12	0.36	$135,166	6.300	359	679	79.9
6.100	$1,479,984	9	0.32	$164,443	6.379	359	672	81.7
6.125	$3,594,666	12	0.79	$299,555	6.600	359	691	78.0

$456,867,463 ARM Rate Mortgage Loans

Margin								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.150	$1,240,844	10	0.27	$124,084	6.400	359	683	81.6
6.200	$2,470,864	16	0.54	$154,429	6.450	359	633	82.1
6.240	$490,320	2	0.11	$245,160	6.665	359	694	80.0
6.250	$5,001,183	26	1.09	$192,353	6.637	359	677	79.2
6.275	$369,000	1	0.08	$369,000	6.525	359	701	90.0
6.300	$1,675,849	7	0.37	$239,407	6.550	359	637	80.0
6.330	$271,634	2	0.06	$135,817	6.578	359	651	82.0
6.340	$124,000	1	0.03	$124,000	6.590	359	635	80.0
6.350	$1,437,206	8	0.31	$179,651	6.600	359	681	82.3
6.375	$2,598,832	8	0.57	$324,854	6.851	360	656	80.4
6.380	$100,622	1	0.02	$100,622	6.625	359	640	77.5
6.400	$2,760,038	17	0.60	$162,355	6.650	359	641	80.4
6.410	$154,688	1	0.03	$154,688	6.660	359	758	79.7
6.430	$81,928	1	0.02	$81,928	6.680	359	645	79.6
6.450	$2,989,630	20	0.65	$149,481	6.700	359	649	80.3
6.475	$150,190	1	0.03	$150,190	6.725	359	664	77.1
6.480	$124,400	1	0.03	$124,400	6.730	359	624	79.7
6.490	$2,181,881	7	0.48	$311,697	6.990	358	693	84.4
6.499	$177,600	1	0.04	$177,600	6.990	359	746	80.0
6.500	$23,124,230	85	5.06	$272,050	5.255	354	673	82.0
6.530	$350,400	1	0.08	$350,400	6.780	359	637	80.0
6.550	$587,889	4	0.13	$146,972	6.800	359	650	81.3
6.580	$505,273	2	0.11	$252,636	6.830	359	614	84.2
6.590	$100,800	1	0.02	$100,800	6.840	359	642	80.0
6.600	$636,636	5	0.14	$127,327	6.850	359	670	80.0
6.625	$1,745,046	8	0.38	$218,131	7.111	359	682	81.1
6.630	$184,888	2	0.04	$92,444	6.880	359	635	78.8
6.650	$1,320,408	11	0.29	$120,037	6.900	359	647	80.0
6.700	$968,784	8	0.21	$121,098	6.950	359	659	80.9
6.750	$5,072,829	25	1.11	$202,913	7.170	359	657	82.7
6.800	$1,323,713	8	0.29	$165,464	7.050	359	676	80.7
6.825	$310,696	1	0.07	$310,696	7.075	359	643	80.0
6.850	$544,676	4	0.12	$136,169	7.100	359	683	78.8
6.875	$1,116,451	4	0.24	$279,113	7.353	359	670	86.2
6.900	$1,740,096	9	0.38	$193,344	7.150	359	630	79.8
6.925	$439,402	2	0.10	$219,701	7.175	359	637	79.2
6.950	$337,700	2	0.07	$168,850	7.200	358	627	84.0
7.000	$2,928,112	9	0.64	$325,346	7.458	359	678	68.4
7.040	$89,780	1	0.02	$89,780	7.290	359	631	77.5
7.050	$726,231	4	0.16	$181,558	7.330	359	643	82.9
7.100	$542,952	3	0.12	$180,984	7.350	360	658	82.6
7.125	$2,061,788	10	0.45	$206,179	7.580	359	676	86.4
7.150	$929,424	5	0.20	$185,885	7.447	359	653	82.0
7.200	$247,163	2	0.05	$123,582	7.450	359	677	83.7
7.225	$140,800	1	0.03	$140,800	7.475	359	630	80.0
7.240	$63,825	1	0.01	$63,825	7.490	359	637	79.9
7.250	$559,374	3	0.12	$186,458	7.500	359	628	85.3

$456,867,463 ARM Rate Mortgage Loans

Margin

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.300	$638,811	3	0.14	$212,937	7.550	359	729	80.8
7.330	$301,385	2	0.07	$150,692	7.580	359	654	79.9
7.350	$500,055	3	0.11	$166,685	7.600	359	673	82.6
7.375	$366,800	3	0.08	$122,267	7.875	359	642	81.1
7.400	$188,800	1	0.04	$188,800	7.650	359	675	78.7
7.450	$59,115	1	0.01	$59,115	7.700	359	709	80.0
7.500	$645,038	6	0.14	$107,506	7.825	359	632	86.1
7.550	$554,386	3	0.12	$184,795	7.800	359	705	86.6
7.600	$95,787	1	0.02	$95,787	7.850	359	664	79.9
7.625	$1,070,621	4	0.23	$267,655	8.125	359	658	82.5
7.650	$263,000	2	0.06	$131,500	7.900	359	683	80.0
7.740	$682,281	2	0.15	$341,140	7.990	359	646	88.4
7.750	$122,000	1	0.03	$122,000	8.250	360	752	100.0
7.800	$274,274	2	0.06	$137,137	8.050	360	623	86.6
7.875	$286,069	3	0.06	$95,356	8.375	359	692	88.1
7.880	$73,703	1	0.02	$73,703	8.130	359	612	90.0
7.900	$199,870	1	0.04	$199,870	8.150	359	647	80.0
7.950	$463,701	1	0.10	$463,701	8.200	359	679	80.0
8.000	$78,350	1	0.02	$78,350	8.250	359	643	80.0
8.250	$885,507	2	0.19	$442,753	8.750	359	646	84.8
8.330	$60,727	1	0.01	$60,727	8.580	359	676	80.0
8.490	$55,800	1	0.01	$55,800	8.990	360	666	90.0
8.500	$211,378	1	0.05	$211,378	8.750	359	619	90.0
8.625	$76,959	1	0.02	$76,959	9.125	359	648	100.0
8.750	$75,958	1	0.02	$75,958	9.000	360	634	80.0
8.950	$116,876	1	0.03	$116,876	9.200	359	632	80.7
	$456,867,463	1,891	100.00	$241,601	5.804	357	684	79.0

Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.625	$118,776	1	0.03	$118,776	6.625	356	666	80.0
8.500	$519,000	1	0.11	$519,000	2.500	359	655	64.9
9.000	$345,000	1	0.08	$345,000	3.000	359	722	73.4
9.125	$442,000	1	0.10	$442,000	3.125	359	810	80.0
9.375	$236,079	2	0.05	$118,040	3.375	357	723	82.3
9.500	$2,084,000	7	0.46	$297,714	3.500	359	708	77.4
9.625	$1,333,887	4	0.29	$333,472	3.625	358	709	78.7
9.750	$1,475,418	5	0.32	$295,084	4.021	356	708	79.1
9.875	$2,953,322	9	0.65	$328,147	4.317	353	703	73.3
9.999	$572,000	1	0.13	$572,000	4.999	358	654	80.0
10.000	$2,570,952	5	0.56	$514,190	4.361	349	769	61.6
10.125	$3,896,902	8	0.85	$487,113	4.506	355	698	75.6
10.200	$203,437	1	0.04	$203,437	4.200	357	690	69.5

$456,867,463 ARM Rate Mortgage Loans

Maximum Rates								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.250	$3,471,243	9	0.76	$385,694	4.672	354	718	74.3
10.375	$1,168,015	3	0.26	$389,338	4.941	354	593	68.2
10.500	$10,305,943	46	2.26	$224,042	4.534	356	707	77.8
10.550	$2,487,381	11	0.54	$226,126	4.550	356	700	80.0
10.600	$2,529,997	11	0.55	$230,000	4.600	355	683	79.3
10.625	$1,836,390	8	0.40	$229,549	5.088	357	709	77.2
10.650	$2,438,863	11	0.53	$221,715	4.650	356	685	83.5
10.670	$185,683	1	0.04	$185,683	4.670	358	727	80.0
10.690	$238,462	1	0.05	$238,462	4.690	358	644	88.9
10.700	$4,248,667	23	0.93	$184,725	4.700	356	701	80.2
10.725	$84,509	1	0.02	$84,509	4.725	357	650	52.0
10.750	$11,782,630	36	2.58	$327,295	4.904	356	686	76.1
10.780	$212,000	1	0.05	$212,000	4.780	357	772	80.0
10.800	$4,323,104	16	0.95	$270,194	4.800	355	679	77.6
10.830	$350,048	2	0.08	$175,024	4.830	357	707	80.0
10.850	$4,067,561	19	0.89	$214,082	4.850	356	663	80.1
10.870	$195,600	1	0.04	$195,600	4.870	356	659	80.0
10.875	$3,839,682	19	0.84	$202,089	5.165	355	702	81.9
10.880	$175,567	1	0.04	$175,567	4.880	358	707	80.0
10.900	$7,408,852	36	1.62	$205,801	4.900	356	659	80.0
10.925	$179,297	1	0.04	$179,297	4.925	357	662	54.6
10.930	$143,920	1	0.03	$143,920	4.930	356	656	80.0
10.950	$6,449,501	27	1.41	$238,870	4.950	356	677	81.6
10.955	$445,000	1	0.10	$445,000	4.955	357	650	68.7
10.990	$8,496,879	32	1.86	$265,527	4.990	354	703	77.0
10.999	$1,065,900	3	0.23	$355,300	5.999	358	772	76.9
11.000	$8,593,284	34	1.88	$252,744	4.975	352	687	79.9
11.040	$107,999	1	0.02	$107,999	5.040	355	641	80.0
11.050	$7,699,258	31	1.69	$248,363	5.050	356	669	77.4
11.075	$719,880	4	0.16	$179,970	5.075	356	686	74.4
11.090	$330,119	1	0.07	$330,119	5.090	357	668	90.0
11.100	$8,439,834	33	1.85	$255,753	5.100	353	677	79.8
11.125	$6,102,956	13	1.34	$469,458	5.949	357	732	77.8
11.130	$116,800	1	0.03	$116,800	5.130	356	743	80.0
11.150	$9,347,551	47	2.05	$198,884	5.150	353	676	79.0
11.200	$5,411,689	25	1.18	$216,468	5.200	357	675	79.1
11.240	$198,400	1	0.04	$198,400	5.240	355	695	80.0
11.250	$15,747,288	60	3.45	$262,455	5.536	358	706	78.7
11.275	$409,452	1	0.09	$409,452	5.275	357	627	63.1
11.300	$6,232,957	26	1.36	$239,729	5.288	348	676	79.5
11.350	$8,017,627	36	1.75	$222,712	5.350	354	663	79.3
11.370	$128,365	1	0.03	$128,365	5.370	358	674	80.0
11.375	$13,078,384	37	2.86	$353,470	5.984	358	724	80.0
11.400	$9,458,741	43	2.07	$219,971	5.400	357	679	75.7

Countrywide®
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for

CWALT 2004-J9 : Group 3

$456,867,463 ARM Rate Mortgage Loans

Maximum Rates								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.425	$62,789	1	0.01	$62,789	5.425	357	677	70.0
11.440	$158,400	1	0.03	$158,400	5.440	353	677	90.0
11.450	$9,202,885	35	2.01	$262,940	5.450	357	685	80.6
11.475	$359,206	1	0.08	$359,206	5.475	358	689	82.8
11.490	$728,612	3	0.16	$242,871	5.490	356	640	83.1
11.500	$30,361,380	79	6.65	$384,321	6.194	358	692	77.4
11.550	$6,333,388	23	1.39	$275,365	5.550	358	695	79.4
11.560	$166,800	1	0.04	$166,800	5.560	355	665	80.0
11.575	$111,920	1	0.02	$111,920	5.575	357	709	80.0
11.580	$460,000	1	0.10	$460,000	5.580	357	694	80.0
11.590	$307,120	2	0.07	$153,560	5.590	356	627	80.0
11.600	$7,337,362	27	1.61	$271,754	5.600	358	673	78.7
11.620	$315,852	1	0.07	$315,852	5.620	354	629	80.0
11.625	$13,940,754	33	3.05	$422,447	6.501	359	694	80.0
11.650	$10,330,337	44	2.28	$234,780	5.650	354	670	80.2
11.700	$5,734,263	24	1.26	$238,928	5.700	354	701	78.5
11.720	$244,000	1	0.05	$244,000	5.720	359	672	78.7
11.750	$16,003,345	39	3.50	$410,342	6.460	358	689	77.0
11.775	$404,800	1	0.09	$404,800	5.775	358	629	79.4
11.780	$239,751	1	0.05	$239,751	5.775	359	693	80.0
11.800	$1,837,330	6	0.40	$306,222	5.800	356	645	78.6
11.830	$143,920	1	0.03	$143,920	5.830	357	642	80.0
11.850	$4,796,297	18	1.05	$266,461	5.850	357	655	80.7
11.860	$401,500	1	0.09	$401,500	5.860	355	686	83.7
11.875	$7,934,179	29	1.74	$273,592	6.234	359	720	81.4
11.880	$322,871	2	0.07	$161,435	5.880	359	645	79.8
11.900	$4,226,041	29	0.93	$145,726	5.900	357	665	81.2
11.925	$124,000	1	0.03	$124,000	5.925	357	668	80.0
11.940	$204,000	1	0.04	$204,000	5.940	357	641	80.0
11.950	$4,891,609	27	1.07	$181,171	5.950	357	649	80.9
11.990	$8,492,401	34	1.86	$249,776	6.018	358	665	79.8
11.999	$352,427	2	0.08	$176,213	5.999	359	711	78.0
12.000	$7,429,748	40	1.63	$185,744	6.104	359	688	79.7
12.050	$1,828,893	10	0.40	$182,889	6.050	359	652	76.1
12.090	$151,200	1	0.03	$151,200	6.090	359	640	80.0
12.100	$3,597,026	30	0.79	$119,901	6.100	359	662	79.3
12.125	$5,481,993	17	1.20	$322,470	6.546	356	722	78.9
12.130	$91,821	1	0.02	$91,821	6.130	359	641	80.0
12.150	$4,361,493	22	0.95	$198,250	6.150	359	670	81.0
12.200	$3,348,421	28	0.73	$119,586	6.200	359	648	80.4
12.225	$120,402	1	0.03	$120,402	6.225	359	685	79.9
12.230	$798,290	4	0.17	$199,573	6.230	358	650	77.8
12.240	$188,066	1	0.04	$188,066	6.240	358	699	80.0
12.250	$14,296,476	77	3.13	$185,669	6.293	358	681	80.2

$456,867,463 ARM Rate Mortgage Loans

Maximum Rates								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12.275	$122,400	1	0.03	$122,400	6.275	357	649	80.0
12.280	$171,838	2	0.04	$85,919	6.280	359	670	79.6
12.290	$165,300	1	0.04	$165,300	6.290	359	682	76.9
12.300	$1,621,992	12	0.36	$135,166	6.300	359	679	79.9
12.350	$1,049,377	8	0.23	$131,172	6.350	359	673	79.2
12.375	$5,560,706	19	1.22	$292,669	6.590	358	682	81.3
12.400	$1,240,844	10	0.27	$124,084	6.400	359	683	81.6
12.450	$2,901,470	17	0.64	$170,675	6.450	359	638	83.0
12.490	$504,720	2	0.11	$252,360	6.490	359	702	80.0
12.500	$7,806,019	37	1.71	$210,973	6.632	359	673	77.0
12.525	$369,000	1	0.08	$369,000	6.525	359	701	90.0
12.550	$1,675,849	7	0.37	$239,407	6.550	359	637	80.0
12.575	$84,800	1	0.02	$84,800	6.575	358	676	79.6
12.580	$186,834	1	0.04	$186,834	6.580	360	639	83.1
12.590	$124,000	1	0.03	$124,000	6.590	359	635	80.0
12.600	$1,437,206	8	0.31	$179,651	6.600	359	681	82.3
12.625	$5,425,713	18	1.19	$301,429	6.745	359	710	77.5
12.650	$2,760,038	17	0.60	$162,355	6.650	359	641	80.4
12.660	$154,688	1	0.03	$154,688	6.660	359	758	79.7
12.680	$81,928	1	0.02	$81,928	6.680	359	645	79.6
12.700	$2,989,630	20	0.65	$149,481	6.700	359	649	80.3
12.725	$150,190	1	0.03	$150,190	6.725	359	664	77.1
12.730	$124,400	1	0.03	$124,400	6.730	359	624	79.7
12.740	$344,000	1	0.08	$344,000	6.740	359	709	80.0
12.750	$5,977,150	32	1.31	$186,786	6.809	359	690	81.1
12.780	$350,400	1	0.08	$350,400	6.780	359	637	80.0
12.800	$587,889	4	0.13	$146,972	6.800	359	650	81.3
12.830	$505,273	2	0.11	$252,636	6.830	359	614	84.2
12.840	$100,800	1	0.02	$100,800	6.840	359	642	80.0
12.850	$636,636	5	0.14	$127,327	6.850	359	670	80.0
12.875	$2,474,228	7	0.54	$353,461	6.875	360	658	80.4
12.880	$184,888	2	0.04	$92,444	6.880	359	635	78.8
12.900	$1,320,408	11	0.29	$120,037	6.900	359	647	80.0
12.950	$968,784	8	0.21	$121,098	6.950	359	659	80.9
12.990	$3,262,681	11	0.71	$296,607	6.990	359	697	82.9
13.000	$2,744,083	17	0.60	$161,417	7.000	359	669	81.0
13.050	$1,323,713	8	0.29	$165,464	7.050	359	676	80.7
13.075	$310,696	1	0.07	$310,696	7.075	359	643	80.0
13.100	$544,676	4	0.12	$136,169	7.100	359	683	78.8
13.125	$1,650,226	8	0.36	$206,278	7.125	359	678	81.1
13.150	$1,740,096	9	0.38	$193,344	7.150	359	630	79.8
13.175	$439,402	2	0.10	$219,701	7.175	359	637	79.2
13.200	$337,700	2	0.07	$168,850	7.200	358	627	84.0
13.250	$3,949,323	15	0.86	$263,288	7.250	359	667	82.6

$456,867,463 ARM Rate Mortgage Loans

Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
13.280	$242,812	1	0.05	$242,812	7.280	359	612	90.0
13.290	$89,780	1	0.02	$89,780	7.290	359	631	77.5
13.300	$215,826	2	0.05	$107,913	7.300	358	647	80.0
13.350	$542,952	3	0.12	$180,984	7.350	360	658	82.6
13.375	$1,393,209	6	0.30	$232,202	7.375	359	662	86.8
13.400	$1,023,991	5	0.22	$204,798	7.400	359	658	81.5
13.450	$247,163	2	0.05	$123,582	7.450	359	677	83.7
13.475	$140,800	1	0.03	$140,800	7.475	359	630	80.0
13.490	$63,825	1	0.01	$63,825	7.490	359	637	79.9
13.500	$2,991,766	10	0.65	$299,177	7.500	359	673	69.9
13.550	$638,811	3	0.14	$212,937	7.550	359	729	80.8
13.580	$301,385	2	0.07	$150,692	7.580	359	654	79.9
13.600	$500,055	3	0.11	$166,885	7.600	359	673	82.6
13.625	$1,687,850	7	0.37	$241,121	7.625	359	680	86.3
13.650	$361,825	2	0.08	$180,913	7.650	359	662	79.3
13.700	$59,115	1	0.01	$59,115	7.700	359	709	80.0
13.750	$451,158	4	0.10	$112,789	7.750	359	632	80.1
13.800	$554,386	3	0.12	$184,795	7.800	359	705	86.6
13.850	$95,787	1	0.02	$95,787	7.850	359	664	79.9
13.875	$366,800	3	0.08	$122,267	7.875	359	642	81.1
13.900	$263,000	2	0.06	$131,500	7.900	359	683	80.0
13.990	$682,281	2	0.15	$341,140	7.990	359	646	88.4
14.000	$193,880	2	0.04	$96,940	8.000	359	631	100.0
14.050	$274,274	2	0.06	$137,137	8.050	360	623	86.6
14.125	$1,070,621	4	0.23	$267,655	8.125	359	658	82.5
14.130	$73,703	1	0.02	$73,703	8.130	359	612	90.0
14.150	$199,870	1	0.04	$199,870	8.150	359	647	80.0
14.200	$463,701	1	0.10	$463,701	8.200	359	679	80.0
14.250	$200,350	2	0.04	$100,175	8.250	360	709	92.2
14.375	$286,069	3	0.06	$95,356	8.375	359	692	88.1
14.580	$60,727	1	0.01	$60,727	8.580	359	676	80.0
14.750	$1,096,885	3	0.24	$365,628	8.750	359	641	85.8
14.990	$55,800	1	0.01	$55,800	8.990	360	666	90.0
15.000	$75,958	1	0.02	$75,958	9.000	360	634	80.0
15.125	$76,959	1	0.02	$76,959	9.125	359	648	100.0
15.200	$116,876	1	0.03	$116,876	9.200	359	632	80.7
	$456,867,463	1,891	100.00	$241,601	5.804	357	684	79.0

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10/04	$519,000	1	0.11	$519,000	2.500	359	655	64.9
11/04	$285,280	1	0.06	$285,280	3.625	217	648	87.5

$456,867,463 ARM Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/04	$161,079	1	0.04	$161,079	3.375	356	687	80.0
01/05	$747,350	4	0.16	$186,838	3.933	358	750	88.0
02/05	$7,223,351	29	1.58	$249,081	4.157	359	715	80.1
07/05	$222,806	1	0.05	$222,806	4.125	357	803	80.0
08/05	$1,030,923	4	0.23	$257,731	4.593	332	720	78.8
09/05	$533,741	1	0.12	$533,741	4.750	324	772	80.0
12/05	$847,585	3	0.19	$282,528	4.866	351	667	88.9
01/06	$3,089,753	12	0.68	$257,479	4.921	352	659	82.3
02/06	$3,841,138	13	0.84	$295,472	5.046	353	684	81.5
03/06	$5,039,890	18	1.10	$279,994	5.046	354	653	85.5
04/06	$10,377,365	39	2.27	$266,086	5.406	355	673	81.3
05/06	$13,849,532	56	3.03	$247,313	5.176	352	687	77.2
06/06	$13,149,972	57	2.88	$230,701	5.388	357	690	79.1
07/06	$23,276,001	116	5.09	$200,655	6.001	358	683	78.0
08/06	$55,305,550	237	12.11	$233,357	5.835	356	673	78.3
09/06	$34,258,638	131	7.50	$261,516	6.806	359	683	80.1
01/07	$2,706,689	9	0.59	$300,743	4.885	352	689	76.9
02/07	$4,682,060	13	1.02	$360,158	5.072	353	678	81.1
03/07	$6,187,662	23	1.35	$269,029	5.023	354	677	80.1
04/07	$24,416,724	122	5.34	$200,137	5.198	355	668	80.4
05/07	$40,449,076	196	8.85	$206,373	5.123	356	677	80.5
06/07	$26,803,907	123	5.87	$217,918	5.187	357	675	78.6
07/07	$35,464,411	186	7.76	$190,669	5.947	358	668	79.4
08/07	$36,176,426	212	7.92	$170,644	6.327	359	664	79.9
09/07	$5,568,197	19	1.22	$293,063	6.085	352	708	73.9
07/08	$246,400	1	0.05	$246,400	4.250	346	759	80.0
09/08	$106,347	1	0.02	$106,347	7.375	324	717	89.2
12/08	$618,750	1	0.14	$618,750	5.250	351	792	75.0
04/09	$829,697	4	0.18	$207,424	5.083	355	717	80.7
05/09	$4,912,723	23	1.08	$213,597	4.871	356	728	75.9
06/09	$3,644,499	16	0.80	$227,781	5.150	357	727	76.6
07/09	$13,907,040	31	3.04	$448,614	6.241	358	734	77.5
08/09	$41,097,472	97	9.00	$423,685	6.544	359	709	77.3
09/09	$28,577,342	74	6.26	$386,180	6.574	360	710	79.2
09/10	$326,779	1	0.07	$326,779	6.250	348	735	64.2
11/10	$480,934	1	0.11	$480,934	5.875	350	658	90.0
12/10	$422,286	2	0.09	$211,143	5.019	351	805	54.4
01/11	$356,073	1	0.08	$356,073	5.125	352	603	79.5
02/11	$459,987	1	0.10	$459,987	5.375	353	566	58.1
04/11	$614,587	1	0.13	$614,587	4.875	355	557	70.7
05/11	$1,048,000	2	0.23	$524,000	5.059	356	606	78.8
07/11	$930,500	2	0.20	$465,250	7.596	358	662	67.3
08/11	$850,988	2	0.19	$425,494	6.351	358	645	86.0
09/13	$355,365	1	0.08	$355,365	5.875	348	609	90.0
04/14	$497,365	1	0.11	$497,365	5.750	355	579	67.1
05/14	$370,220	1	0.08	$370,220	5.375	356	555	62.0

$456,867,463 ARM Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$456,867,463	1,891	100.00	$241,601	5.804	357	684	79.0

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$519,000	1	0.11	$519,000	2.500	359	655	64.9
6	$8,079,253	34	1.77	$237,625	4.114	354	717	80.7
12	$836,770	4	0.18	$209,193	3.924	356	716	82.7
24	$162,623,034	681	35.60	$238,800	5.881	356	678	79.2
36	$181,810,481	902	39.80	$201,564	5.558	357	672	79.9
60	$96,179,493	252	21.05	$381,665	6.316	358	716	77.5
84	$5,596,481	14	1.22	$399,749	5.868	354	642	73.9
120	$1,222,950	3	0.27	$407,650	5.673	353	580	72.2
	$456,867,463	1,891	100.00	$241,601	5.804	357	684	79.0

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$519,000	1	0.11	$519,000	2.500	359	655	64.9
1.625	$465,000	2	0.10	$232,500	3.129	359	721	68.7
1.750	$442,000	1	0.10	$442,000	3.125	359	810	80.0
1.875	$832,000	3	0.18	$277,333	3.500	359	730	78.7
2.000	$1,398,400	4	0.31	$349,600	3.585	359	708	76.9
2.125	$106,400	1	0.02	$106,400	3.750	359	689	80.0
2.250	$99,069,077	245	21.68	$404,364	6.100	358	713	76.5
2.375	$451,000	2	0.10	$225,500	3.479	359	685	81.2
2.500	$591,280	2	0.13	$295,640	3.560	290	699	88.8
2.625	$666,000	4	0.15	$166,500	4.637	358	699	75.0
2.750	$6,521,205	19	1.43	$343,221	5.463	349	715	80.7
2.875	$2,602,809	7	0.57	$371,830	5.016	357	700	82.1
3.000	$920,391	2	0.20	$460,196	5.647	352	710	85.7
3.250	$2,613,215	13	0.57	$201,017	5.736	357	705	87.2
3.375	$1,000,764	2	0.22	$500,382	6.178	358	752	76.2
3.625	$402,000	1	0.09	$402,000	6.500	358	736	80.0
3.750	$195,000	1	0.04	$195,000	5.125	359	695	100.0
4.000	$560,307	2	0.12	$280,153	6.296	358	766	79.6
4.125	$503,192	1	0.11	$503,192	7.125	358	675	80.0
4.200	$203,437	1	0.04	$203,437	4.200	357	690	69.5
4.250	$991,573	2	0.22	$495,787	6.459	358	724	77.7
4.375	$452,000	1	0.10	$452,000	7.500	358	730	80.0
4.500	$8,817,815	41	1.93	$215,069	4.510	356	708	80.4
4.550	$2,487,381	11	0.54	$226,126	4.550	356	700	80.0

$456,867,463 ARM Rate Mortgage Loans

Floor Rate								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.600	$2,529,997	11	0.55	$230,000	4.600	355	683	79.3
4.650	$2,566,857	12	0.56	$213,905	4.662	356	683	83.3
4.670	$185,683	1	0.04	$185,683	4.670	358	727	80.0
4.690	$238,462	1	0.05	$238,462	4.690	356	644	88.9
4.700	$4,248,667	23	0.93	$184,725	4.700	358	701	80.2
4.725	$84,509	1	0.02	$84,509	4.725	357	650	52.0
4.750	$5,957,890	21	1.30	$283,709	4.750	356	684	75.8
4.780	$212,000	1	0.05	$212,000	4.780	357	772	80.0
4.800	$4,323,104	16	0.95	$270,194	4.800	355	679	77.6
4.830	$350,048	2	0.08	$175,024	4.830	357	707	80.0
4.850	$4,067,561	19	0.89	$214,082	4.850	356	663	80.1
4.870	$195,600	1	0.04	$195,600	4.870	356	659	80.0
4.875	$398,774	2	0.09	$199,387	4.875	358	635	80.0
4.880	$175,567	1	0.04	$175,567	4.880	358	707	80.0
4.900	$6,530,882	32	1.43	$204,090	4.900	355	659	80.7
4.925	$179,297	1	0.04	$179,297	4.925	357	662	54.6
4.930	$143,920	1	0.03	$143,920	4.930	356	656	80.0
4.950	$6,092,934	26	1.33	$234,344	4.950	355	678	81.8
4.955	$445,000	1	0.10	$445,000	4.955	357	650	68.7
4.990	$8,496,879	32	1.86	$265,527	4.990	354	703	77.0
5.000	$5,477,286	22	1.20	$248,968	5.018	355	681	79.9
5.040	$107,999	1	0.02	$107,999	5.040	355	641	80.0
5.050	$5,542,765	25	1.21	$221,711	5.050	356	674	80.2
5.075	$719,880	4	0.16	$179,970	5.075	356	686	74.4
5.090	$330,119	1	0.07	$330,119	5.090	357	668	90.0
5.100	$7,092,871	26	1.55	$272,803	5.113	352	681	80.6
5.125	$194,800	1	0.04	$194,800	5.125	358	685	80.0
5.130	$116,800	1	0.03	$116,800	5.130	356	743	80.0
5.150	$8,536,484	44	1.87	$194,011	5.150	352	677	79.5
5.200	$3,966,099	19	0.87	$208,742	5.216	356	687	80.4
5.240	$198,400	1	0.04	$198,400	5.240	355	695	80.0
5.250	$7,013,161	37	1.54	$189,545	5.250	357	687	80.4
5.275	$409,452	1	0.09	$409,452	5.275	357	627	63.1
5.300	$3,187,164	15	0.70	$212,478	5.276	337	692	78.8
5.350	$5,752,049	26	1.26	$221,233	5.350	357	661	79.3
5.370	$128,365	1	0.03	$128,365	5.370	358	674	80.0
5.375	$3,337,854	10	0.73	$333,785	5.375	358	682	82.3
5.390	$121,600	1	0.03	$121,600	5.390	356	612	80.0
5.400	$8,656,127	38	1.89	$227,793	5.400	357	684	76.6
5.425	$62,789	1	0.01	$62,789	5.425	357	677	70.0
5.440	$158,400	1	0.03	$158,400	5.440	353	677	90.0
5.450	$7,210,478	25	1.58	$288,419	5.450	356	668	80.1
5.475	$359,206	1	0.08	$359,206	5.475	358	689	82.8
5.490	$411,311	2	0.09	$205,656	5.490	355	627	80.0
5.500	$9,142,623	34	2.00	$268,901	5.483	357	672	80.2
5.525	$239,751	1	0.05	$239,751	5.775	359	693	80.0
5.550	$6,564,665	24	1.44	$273,528	5.559	358	695	79.4

$456,867,463 ARM Rate Mortgage Loans

Floor Rate								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.560	$166,800	1	0.04	$166,800	5.560	355	665	80.0
5.575	$111,920	1	0.02	$111,920	5.575	357	709	80.0
5.580	$460,000	1	0.10	$460,000	5.580	357	694	80.0
5.590	$307,120	2	0.07	$153,560	5.590	356	627	80.0
5.600	$7,337,362	27	1.61	$271,754	5.600	358	673	78.7
5.620	$315,852	1	0.07	$315,852	5.620	354	629	80.0
5.625	$1,214,872	4	0.27	$303,718	5.625	359	698	83.1
5.650	$10,595,072	48	2.32	$220,731	5.667	354	674	80.5
5.700	$6,378,042	27	1.40	$236,224	5.725	355	696	79.3
5.720	$244,000	1	0.05	$244,000	5.720	359	672	78.7
5.740	$426,380	3	0.09	$142,127	5.990	359	651	80.0
5.749	$339,638	1	0.07	$339,638	5.650	359	627	68.4
5.750	$4,973,609	19	1.09	$261,769	5.814	357	660	79.8
5.775	$404,800	1	0.09	$404,800	5.775	358	629	79.4
5.800	$1,988,296	6	0.44	$331,383	5.848	357	634	78.0
5.830	$143,920	1	0.03	$143,920	5.830	357	642	80.0
5.850	$5,668,096	26	1.24	$218,004	5.888	357	657	80.3
5.860	$401,500	1	0.09	$401,500	5.860	355	686	83.7
5.875	$4,589,766	20	1.00	$229,488	5.875	358	716	80.5
5.880	$322,871	2	0.07	$161,435	5.880	359	645	79.8
5.900	$5,119,285	31	1.12	$165,138	5.969	357	668	81.8
5.925	$124,000	1	0.03	$124,000	5.925	357	668	80.0
5.940	$204,000	1	0.04	$204,000	5.940	357	641	80.0
5.950	$4,472,363	26	0.98	$172,014	5.963	357	650	80.0
5.990	$8,066,020	31	1.77	$260,194	6.019	358	666	79.8
5.999	$215,900	1	0.05	$215,900	5.999	359	682	80.0
6.000	$24,650,192	111	5.40	$222,074	5.402	358	656	77.0
6.050	$1,542,360	10	0.34	$154,236	6.066	359	665	76.2
6.090	$151,200	1	0.03	$151,200	6.090	359	640	80.0
6.100	$2,725,227	22	0.60	$123,874	6.100	358	661	79.6
6.125	$1,310,575	7	0.29	$187,225	6.125	359	687	80.0
6.130	$91,821	1	0.02	$91,821	6.130	359	641	80.0
6.150	$3,338,915	19	0.73	$175,732	6.179	359	661	80.2
6.200	$3,495,218	29	0.77	$120,525	6.233	359	646	80.5
6.225	$120,402	1	0.03	$120,402	6.225	359	685	79.9
6.230	$798,290	4	0.17	$199,573	6.230	358	650	77.8
6.240	$188,066	1	0.04	$188,066	6.240	358	699	80.0
6.250	$10,884,635	61	2.38	$178,437	6.254	359	675	80.2
6.275	$122,400	1	0.03	$122,400	6.275	357	649	80.0
6.280	$171,838	2	0.04	$85,919	6.280	359	670	79.6
6.290	$165,300	1	0.04	$165,300	6.290	359	682	76.9
6.300	$1,602,014	12	0.35	$133,501	6.312	359	674	80.0
6.350	$1,274,777	10	0.28	$127,478	6.394	359	664	79.3
6.375	$4,104,974	14	0.90	$293,212	6.375	358	661	80.6
6.400	$1,345,746	11	0.29	$122,341	6.491	359	669	80.8
6.410	$154,688	1	0.03	$154,688	6.660	359	758	79.7
6.450	$2,947,089	17	0.65	$173,358	6.493	359	634	82.9

$456,867,463 ARM Rate Mortgage Loans

Floor Rate								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.490	$504,720	2	0.11	$252,360	6.490	359	702	80.0
6.500	$8,128,469	41	1.78	$198,255	6.350	358	674	76.8
6.525	$369,000	1	0.08	$369,000	6.525	359	701	90.0
6.550	$1,599,917	6	0.35	$266,653	6.550	359	638	80.0
6.575	$84,800	1	0.02	$84,800	6.575	358	676	79.6
6.580	$186,834	1	0.04	$186,834	6.580	360	639	83.1
6.590	$124,000	1	0.03	$124,000	6.590	359	635	80.0
6.600	$1,329,307	7	0.29	$189,901	6.622	359	688	82.5
6.625	$3,450,739	13	0.76	$265,441	6.625	359	692	77.8
6.650	$2,776,708	17	0.61	$163,336	6.696	359	644	81.0
6.680	$81,928	1	0.02	$81,928	6.680	359	645	79.6
6.700	$2,656,831	18	0.58	$147,602	6.716	359	653	80.2
6.725	$150,190	1	0.03	$150,190	6.725	359	664	77.1
6.730	$124,400	1	0.03	$124,400	6.730	359	624	79.7
6.740	$344,000	1	0.08	$344,000	6.740	359	709	80.0
6.750	$4,358,886	24	0.95	$181,620	6.764	359	684	80.3
6.780	$350,400	1	0.08	$350,400	6.780	359	637	80.0
6.800	$587,889	4	0.13	$146,972	6.800	359	650	81.3
6.830	$505,273	2	0.11	$252,636	6.830	359	614	84.2
6.840	$100,800	1	0.02	$100,800	6.840	359	642	80.0
6.850	$864,686	7	0.19	$123,527	6.950	359	670	79.9
6.875	$2,474,228	7	0.54	$353,461	6.875	360	658	80.4
6.880	$184,888	2	0.04	$92,444	6.880	359	635	78.8
6.900	$1,106,843	9	0.24	$122,983	6.966	359	641	78.9
6.950	$998,423	7	0.22	$142,632	7.001	358	650	83.4
6.990	$3,262,681	11	0.71	$296,607	6.990	359	697	82.9
7.000	$2,632,340	16	0.58	$164,521	7.013	359	670	80.9
7.050	$1,695,306	10	0.37	$169,531	7.121	359	671	80.4
7.075	$310,696	1	0.07	$310,696	7.075	359	643	80.0
7.100	$266,940	2	0.06	$133,470	7.164	359	699	78.0
7.125	$1,650,226	8	0.36	$206,278	7.125	359	678	81.1
7.150	$1,892,321	9	0.41	$210,258	7.209	359	634	81.5
7.175	$439,402	2	0.10	$219,701	7.175	359	637	79.2
7.200	$280,817	2	0.06	$140,408	7.330	358	655	77.3
7.240	$63,825	1	0.01	$63,825	7.490	359	637	79.9
7.250	$4,123,093	15	0.90	$274,873	7.269	359	665	83.4
7.280	$242,812	1	0.05	$242,812	7.280	359	612	90.0
7.290	$89,780	1	0.02	$89,780	7.290	359	631	77.5
7.300	$507,726	2	0.11	$253,863	7.495	359	757	80.0
7.350	$667,415	3	0.15	$222,472	7.422	360	651	84.5
7.375	$1,393,209	6	0.30	$232,202	7.375	359	662	86.8
7.400	$309,844	2	0.07	$154,922	7.400	359	643	76.7
7.450	$101,547	1	0.02	$101,547	7.450	359	702	90.0
7.475	$140,800	1	0.03	$140,800	7.475	359	630	80.0
7.500	$2,796,216	10	0.61	$279,622	7.510	359	677	68.5
7.550	$375,025	3	0.08	$125,008	7.638	359	671	84.9
7.580	$301,385	2	0.07	$150,692	7.580	359	654	79.9

$456,867,463 ARM Rate Mortgage Loans

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.600	$403,563	3	0.09	$134,521	7.659	359	695	79.2
7.625	$2,122,850	8	0.46	$265,356	7.727	359	677	85.3
7.650	$507,225	3	0.11	$169,075	7.722	359	673	79.5
7.700	$59,115	1	0.01	$59,115	7.700	359	709	80.0
7.740	$107,927	1	0.02	$107,927	7.990	359	779	80.0
7.750	$336,938	3	0.07	$112,313	7.750	359	640	76.8
7.800	$602,271	3	0.13	$200,757	7.875	359	680	86.9
7.875	$366,800	3	0.08	$122,267	7.875	359	642	81.1
7.900	$317,470	2	0.07	$158,735	8.057	359	652	80.0
7.950	$463,701	1	0.10	$463,701	8.200	359	679	80.0
7.990	$574,354	1	0.13	$574,354	7.990	359	621	90.0
8.000	$272,230	3	0.06	$90,743	8.072	359	634	94.2
8.050	$94,274	1	0.02	$94,274	8.050	359	609	80.0
8.125	$635,621	3	0.14	$211,874	8.125	359	651	83.4
8.130	$73,703	1	0.02	$73,703	8.130	359	612	90.0
8.250	$122,000	1	0.03	$122,000	8.250	360	752	100.0
8.375	$286,069	3	0.06	$95,356	8.375	359	692	88.1
8.500	$211,378	1	0.05	$211,378	8.750	359	619	90.0
8.580	$60,727	1	0.01	$60,727	8.580	359	676	80.0
8.750	$961,465	3	0.21	$320,488	8.770	359	645	84.4
8.990	$55,800	1	0.01	$55,800	8.990	360	666	90.0
9.125	$76,959	1	0.02	$76,959	9.125	359	648	100.0
9.200	$116,876	1	0.03	$116,876	9.200	359	632	80.7
	$456,867,463	1,891	100.00	$241,601	5.804	357	684	79.0

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.000	$519,000	1	0.11	$519,000	2.500	359	655	64.9
1.000	$7,620,469	32	1.67	$238,140	4.134	354	715	81.2
2.000	$91,147,599	331	19.95	$275,370	5.108	354	686	77.6
3.000	$261,605,487	1,284	57.26	$203,743	5.931	358	672	80.3
4.000	$415,871	1	0.09	$415,871	5.700	355	747	80.0
5.000	$80,541,311	175	17.63	$460,236	6.436	358	708	76.8
6.000	$15,017,727	67	3.29	$224,145	5.423	357	734	77.3
	$456,867,463	1,891	100.00	$241,601	5.804	357	684	79.0

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.000	$519,000	1	0.11	$519,000	2.500	359	655	64.9
1.000	$352,237,780	1,630	77.10	$216,097	5.734	357	676	79.7

$456,867,463 ARM Rate Mortgage Loans

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000	$103,651,898	258	22.69	$401,752	6.069	357	711	76.9
6.000	$458,785	2	0.10	$229,392	3.781	357	748	73.7
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.01 - 10.00	$541,181	2	0.12	$270,591	6.430	357	719	90.0
10.01 - 15.00	$1,029,485	7	0.23	$147,069	5.079	356	722	68.4
15.01 - 20.00	$7,651,768	34	1.67	$225,052	5.512	351	703	78.4
20.01 - 25.00	$13,020,286	61	2.85	$213,447	5.894	358	688	76.3
25.01 - 30.00	$31,073,864	138	6.80	$225,173	5.539	352	690	77.4
30.01 - 35.00	$50,538,843	191	11.06	$264,601	5.814	358	690	78.3
35.01 - 40.00	$77,561,332	321	16.98	$241,624	5.689	357	690	79.4
40.01 - 45.00	$101,427,132	425	22.20	$238,652	5.840	357	686	79.6
45.01 - 50.00	$140,265,669	593	30.70	$236,536	5.867	357	674	80.1
50.01 - 55.00	$9,219,078	36	2.02	$256,086	6.483	359	673	81.4
> 55.00	$207,200	1	0.05	$207,200	5.375	359	688	80.0
Unknown	$24,331,623	82	5.33	$296,727	5.788	357	684	73.7
	$456,867,463	**1,891**	**100.00**	**$241,601**	**5.804**	**357**	**684**	**79.0**

MBS New Transaction

Computational Materials

$[971,153,684]
(Approximate)

CWALT, Inc.
Depositor

MORTGAGE PASS-THROUGH CERTIFICATES,
SERIES 2004-J9

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement or other final offering document relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the CWALT publicly offered securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to such securities has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement, or other final offering document relating to the Certificates, relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement, or other final offering documents relating to the Certificates, may be obtained by contacting your Country wide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet — *Date Prepared: August 27, 2004*

[$971,153,684] (Approximate) [7]
CWALT Mortgage Pass-Through Certificates, Series 2004-J9

Class [1][2]	Principal Balance [3]	WAL (Yrs) Call/Mat [4]	Payment Window (Mos) Call /Mat [4]	Expected Ratings (S&P/Moody's) [5]	Last Scheduled Distribution	Certificate Type
1-A-1	115,003,000	*Not Offered Herein*		[AAA/Aaa]		Floating Rate Senior
1-A-2	6,111,000	*Not Offered Herein*		[AAA/Aaa]		Fixed Rate Sequential
1-A-3	75,719,000	*Not Offered Herein*		[AAA/Aaa]		Fixed Rate Sequential
1-A-4	23,951,000	*Not Offered Herein*		[AAA/Aaa]		Fixed Rate Sequential
1-A-5	35,716,000	*Not Offered Herein*		[AAA/Aaa]		Fixed Rate Sequential
1-A-6	28,500,000	*Not Offered Herein*		[AAA/Aaa]		Fixed Rate Lockout
1-A-IO	300,000,000 [6]	*Not Offered Herein*		[AAA/Aaa]		Interest Only NAS
2-A	200,000,000	2.95 / 3.21	1-95 / 1-219	[AAA/Aaa]	June 2034	Floating Rate Senior
2-A-IO	210,526,316 [6]	*Not Offered Herein*		[AAA/Aaa]		Interest Only NAS
3-A-1	50,000,000	1.00 / 1.00	1-27/ 1-27	[AAA/Aaa]	February 2026	Floating Rate Super Senior
3-A-2	19,170,000	2.95 / 2.95	27-47 / 27-47	[AAA/Aaa]	January 2030	Floating Rate Super Senior
3-A-3	29,680,000	6.22 / 7.09	47-95 / 47-219	[AAA/Aaa]	July 2034	Floating Rate Super Senior
3-A-4	295,000,000	2.95 / 3.21	1-95 / 1-219	[AAA/Aaa]	July 2034	Floating Rate Super Senior
3-A-5	43,745,000	2.95 / 3.21	1-95 / 1-219	[AAA/Aaa]	July 2034	Floating Rate Senior Support
3-A-IO	460,627,368 [6]	*Not Offered Herein*		[AAA/Aaa]		Interest Only NAS
M-1	24,278,000	*Not Offered Herein*		[AA/Aa2]		Floating Rate Mezzanine
M-2	14,567,000	*Not Offered Herein*		[A/A2]		Floating Rate Mezzanine
B	9,713,684	*Not Offered Herein*		[BBB]/[Baa2]		Floating Rate Subordinate
C				Not Offered		
P				Not Offered		
Total:	[$971,153,684] [7]					

(1) *The Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4, Class 1-A-5 and Class 1-A-6 Certificates (collectively, the "Class 1-A Certificates") and Class 1-A-IO Certificates (together, with the Class 2-A-IO and the Class 3-A-IO Certificates, the "Class A-IO Certificates", all of which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans. The Class 2-A-IO (which are not offered herein) and Class 2-A Certificates are backed primarily by the cashflows from the Group 2 Mortgage Loans. The Class 3-A-IO (which are not offered herein) and Class 3-A-1, Class 3-A-2, Class 3-A-3, Class 3-A-4 and Class 3-A-5 Certificates (collectively, the "Class 3-A Certificates, and together with the Class 1-A Certificates, Class 1-A-IO Certificates, Class 2-A Certificates, and Class 2-A-IO Certificates, the "Senior Certificates") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain conditions referred to under "Certificates Priority of Distributions", cashflows from one Group of Mortgage Loans may be used to make certain payments to the Senior Certificates related to the other Group. The Class M-1, Class M-2 and Class B Certificates (the "Subordinate Certificates" which are not offered herein) are backed by the cashflows from all of the Mortgage Loans.*

(2) *The margins on the Class 2-A and Class 3-A Certificates double and the margins on the Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupons on the Class 1-A-4, Class 1-A-5 and Class 1-A-6 Certificates increase by 0.50% after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: [TBD].*

(6) *Notional Balance.*

(7) *Excludes the Class 1-A-IO, Class 2-A-IO and Class 3-A-IO notional balances.*

Trust:	Mortgage Pass-Through Certificates, Series 2004-J9.
Depositor:	CWALT, Inc.
Seller:	Countrywide Home Loans, Inc (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriter:	Countrywide Securities Corporation.
Trustee/Custodian:	The Bank of New York, a New York banking corporation.
Offered Certificates:	The Senior Certificates (including the Class 1-A, Class 1-A-IO, Class 2-A-IO and Class 3-A-IO Certificates which are not being offered herein) and the Subordinate Certificates (which are not being offered herein) are collectively referred to herein as the "***Offered Certificates***" and are expected to be offered as described in the final prospectus supplement.
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates.
	The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"
Floating Rate Certificates:	The ***"Floating Rate Certificates"*** consist of the Class 1-A-1, Class 2-A, Class 3-A and Subordinate Certificates.
Fixed Rate Certificates:	The ***"Fixed Rate Certificates"*** consist of the Class 1-A Certificates (other than the Class 1-A-1 Certificates), the Class 1-A-IO Certificates, the Class 2A-IO Certificates, and the Class 3A-IO Certificates.
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	[August 1], 2004.
Cut-off Date:	The later of [September 1,] 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	August [27], 2004.
Expected Closing Date:	September [30], 2004.
Expected Settlement Date:	September [30], 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in October 2004.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from September 1, 2004 up to, but not including, the Settlement Date.

Interest Accrual Period: The "***Interest Accrual Period***" for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis). The "***Interest Accrual Period***" for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (calculated on a 30/360 day basis).

ERISA Eligibility: The Senior Certificates and the Subordinate Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.

SMMEA Eligibility: The Senior Certificates and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call by the Master Servicer (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 8% CPR in month 1, an additional 1/11th of 16% CPR for each month thereafter, building to 24% CPR in month 12 and remaining constant thereafter.

Adjustable Rate Mortgage Loans
25% CPR.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans as of the Sample Pool Calculation Date (the "***Sample Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Closing Date Pool***"). The characteristics of the Closing Date Pool may vary from the characteristics of the Sample Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Sample Pool Calculation Date, the aggregate principal balance of the Sample Pool Mortgage Loans was approximately [$918,186,168] of which: (i) approximately [$287,255,639] are conforming fixed rate Mortgage Loans (the "***Group 1 Mortgage Loans***" or "***Fixed Rate Mortgage Loans***"), (ii) approximately [$275,187,118] are conforming Mortgage Loans that have a fixed rate period of two, three, or five years after origination and thereafter adjust semi-annually or annually based on the six-month LIBOR, one-year LIBOR or one-year CMT index (the "***Group 2 Mortgage Loans***"), and (iii) approximately [$355,743,411] are non-conforming Mortgage Loans that have a fixed rate period of two, three, five, or ten years after origination and thereafter adjust semi-annually or annually based on the six-month LIBOR, one-year LIBOR or one-year CMT index (the "***Group 3 Mortgage Loans***"), together with the Group 2 Mortgage Loans, the "***Hybrid ARM Mortgage Loans***". Collectively, the Fixed Rate Mortgage Loans and the Hybrid ARM Mortgage Loans are the ***Mortgage Loans***.

Pass-Through Rate: The Pass-Through Rate for each class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, (b) the related Net Rate Cap, and (c) the related Maximum Rate.

The Pass-Through Rate on each class of Fixed Rate Certificates (other than the Class A-IO Certificates) will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.

The Class A-IO Certificates will accrue interest based on (i) the lesser of the related Notional Balance set forth below and the actual unpaid principal balance of the related Mortgage Loans and (ii) the applicable rate set forth below (the ***"Class A-IO Certificate Rate"***):

Period	1-A-IO Notional Balance ($)	1-A-IO Rate (%)	2-A-IO Notional Balance ($)	2-A-IO Rate (%)	3-A-IO Notional Balance ($)	3-A-IO Rate (%)
1	300,000,000.00	0.65	210,526,315.79	0.65	460,627,368.41	0.65
2	277,762,891.14	0.65	194,954,574.92	0.65	426,509,075.65	0.65
3	257,172,949.64	0.65	180,534,155.00	0.65	394,916,644.72	0.65
4	238,108,241.10	0.65	167,179,962.57	0.65	365,663,165.76	0.65
5	220,455,852.41	0.65	154,813,191.26	0.65	338,575,554.05	0.65
6	204,111,224.62	0.65	143,360,857.37	0.65	313,493,527.82	0.65
7	188,977,535.21	0.65	132,755,354.80	0.65	290,268,661.56	0.65
8	174,965,125.92	0.65	122,934,103.97	0.65	268,763,509.42	0.65
9	161,990,972.94	0.65	113,839,133.25	0.65	248,850,793.27	0.65
10	149,978,196.22	0.65	105,416,754.71	0.65	230,412,650.84	0.65
11	138,855,605.12	0.65	97,617,247.75	0.65	213,339,939.45	0.65
12	128,557,277.56	0.65	90,394,565.98	0.65	197,531,591.21	0.65
13	119,022,170.34	0.65	83,706,090.77	0.65	182,894,015.80	0.65
14	110,193,758.24	0.65	77,512,301.34	0.65	169,340,547.52	0.65
15	102,019,699.85	0.65	71,776,624.58	0.65	156,790,933.14	0.65
16	94,451,528.04	0.65	66,465,190.30	0.65	145,170,857.65	0.65
17	87,444,363.34	0.65	61,546,631.55	0.65	134,411,505.02	0.65
18	80,956,648.57	0.65	56,991,899.72	0.65	124,449,151.53	0.65
19	74,949,902.98	0.65	52,774,093.18	0.65	115,224,789.04	0.65
20	69,388,494.69	0.65	48,868,298.71	0.65	106,683,776.24	0.65
21	64,239,429.85	0.65	45,251,444.55	0.65	98,775,515.59	0.65
22	59,472,157.48	0.65	41,902,164.34	0.65	91,453,154.21	0.65
23	55,058,388.71	0.65	38,803,689.74	0.65	84,673,369.82	0.65
24	50,971,929.34	0.65	35,934,236.28	0.65	78,403,833.02	0.65
25	47,188,524.88	0.65	33,276,882.66	0.65	72,598,369.37	0.65
26	43,685,716.97	0.65	30,815,957.37	0.65	67,222,544.23	0.65
27	40,442,710.44	0.65	28,536,946.38	0.65	62,244,577.49	0.65
28	37,440,250.26	0.65	26,426,407.75	0.65	57,635,038.75	0.65
29	34,660,507.50	0.65	24,471,892.39	0.65	53,366,673.62	0.65
30	32,086,973.77	0.65	22,661,870.79	0.65	49,414,242.94	0.65
31	0.00	0.00	0.00	0.00	0.00	0.00

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the premium for lender paid mortgage insurance (if any), less the sum of (a) the servicing fee rate and (b) the trustee fee rate.

Maximum Rate: The ***"Maximum Rate"*** will be equal to [11.25%].

Net Rate Cap:

The *"Net Rate Cap"* is generally, subject to certain exceptions described in the prospectus supplement, equal to:

With respect to the Class 1-A Certificates, (i) the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans minus (ii) the product of (a) the Pass-Through Rate on the Class 1-A-IO Certificates and (b) a fraction, the numerator of which is the Notional Balance of the Class 1-A-IO Certificates and the denominator of which is the unpaid principal balance of the Group 1 Mortgage Loans (in the case of the Class 1-A-1 Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

With respect to the Class 2-A Certificates, (i) the weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans minus (ii) the product of (a) the Pass-Through Rate on the Class 2-A-IO Certificates and (b) a fraction, the numerator of which is the Notional Balance of the Class 2-A-IO Certificates and the denominator of which is the unpaid principal balance of the Group 2 Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

With respect to the Class 3-A Certificates, (i) the weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans minus (ii) the product of (a) the Pass-Through Rate on the Class 3-A-IO Certificates and (b) a fraction, the numerator of which is the Notional Balance of the Class 3-A-IO Certificates and the denominator of which is the unpaid principal balance of the Group 3 Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

With respect to the Subordinate Certificates, the weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the Group 1, Group 2 and Group 3 Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Offered Certificates (other than the Class A-IO Certificates), on any Distribution Date, the ***"Net Rate Carryover"*** will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon at the Pass-Through Rate (without giving effect to the Net Rate Cap, and in the case of the Floating Rate Certificates, up to the Maximum Rate) over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the related Net Rate Cap, and in the case of the Floating Rate Certificates, up to the Maximum Rate). Net Rate Carryover will be paid to the extent available from Excess Cashflow as described under "Certificates Priority of Distributions" below and, as it relates to the Class 2-A, Class 3-A and Subordinate Certificates only, from proceeds received on the related Corridor Contract.

Corridor Contracts: The Trust will include three Corridor Contracts, one only for the benefit of the Class 2-A Certificates, one only for the benefit of the Class 3-A Certificates, and the other for the benefit of the Subordinate Certificates (the ***"Class 2-A Corridor Contract"***, the ***"Class 3-A Corridor Contract"***, and the ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the ***"Corridor Contracts"***). After the Closing Date, the notional amount of the Corridor Contracts will each amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates any related Net Rate Carryover, (b) the Class 3-A Corridor Contract will be available to pay the holders of the Class 3-A Certificates any related Net Rate Carryover and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates any related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay any Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Class C Certificate(s) and will not be available for payments of any Net Rate Carryover on any class of Certificates on future Distribution Dates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/Moody's	Initial Subordination (after required target is reached) (1)	Target Subordination at Stepdown (1)
1-A	[AAA/Aaa]	[TBD]	[TBD]
2-A	[AAA/Aaa]	[TBD]	[TBD]
3-A	[AAA/Aaa]	[TBD]	[TBD]
M-1	[AA/Aa2]	[TBD]	[TBD]
M-2	[A/A2]	[TBD]	[TBD]
B	[BBB/Baa2]	[TBD]	[TBD]

(1) Initial Overcollateralization at closing is zero. Does not include any credit for Excess Interest.

Subordination: The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2 and Class B Certificates, with each subsequent class providing credit support for the prior class or classes, if any.

Overcollateralization: Commencing in April 2005, any Excess Cashflow will be applied as principal on the Offered Certificates, in which case the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization. Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow and then by Overcollateralization. In the event that the Overcollateralization is not at its target or is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target:

Prior to the Distribution Date in April 2005, the Overcollateralization Target will be zero. For the Distribution Date in April 2005 and any Distribution thereafter prior to the Stepdown Date, the Overcollateralization Target will be equal to [0.50-2.00%] of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of O/C will be approximately zero.

On or after the Stepdown Date, [1.00-4.00%] of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to [0.35-0.75%] of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount on the immediately preceding Distribution Date.

Excess Cashflow:

"Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event:

A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger:

With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds [TBD] times the Senior Enhancement Percentage. As used above, the ***"Senior Enhancement Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will be in effect if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	Percentage
37 – 48	[TBD]% with respect to October 2007, plus an additional 1/12th of [TBD]% for each month thereafter until September 2008
49 – 60	[TBD]% with respect to October 2008, plus an additional 1/12th of [TBD]% for each month thereafter until September 2009
61 – 72	[TBD]% with respect to October 2009, plus an additional 1/12th of [TBD]% for each month thereafter until September 2010
73 +	[TBD]%

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in October 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to [TBD] of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates in the following order: to the Class B, Class M-2 and Class M-1 Certificates, until the respective certificate principal balance of such Subordinate Certificate has been reduced to zero; and, thereafter, any additional realized losses on the Group 3 Mortgage Loans that would have been allocable to the Class 3-A-1, Class 3-A-2, Class 3-A-3 and Class 3-A-4 will be allocated to the Class 3-A-5 Certificates until its certificate balance has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, as follows: (i) current and unpaid interest concurrently, (a) from interest funds related to the Group 1 Mortgage Loans, *pro rata*, to the Class 1-A and Class 1-A-IO Certificates, (b) from interest funds related to the Group 2 Mortgage Loans, *pro rata*, to the Class 2-A and Class 2-A-IO Certificates and (c) from interest funds related to the Group 3 Mortgage Loans, *pro rata*, to the Class 3-A and Class 3-A-IO Certificates, then (ii) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2 and Class B Certificates;
2) Principal funds, as follows: (i) concurrently, (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates (in the manner and priority set forth under "Class 1-A Principal Distribution" below), (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates, and (c) from principal funds related to the Group 3 Mortgage Loans to the Class 3-A Certificates (in the manner and priority set forth under "Class 3-A Principal Distribution" below), then (ii) from principal funds related to all of the Mortgage Loans sequentially, to the Class M-1, Class M-2 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Beginning on the distribution date in April 2005, any remaining Excess Cashflow, to the Senior Certificates (other than the Class A-IO Certificates) and/or Subordinate Certificates (as applicable) to build or maintain Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay (a) any unpaid interest sequentially, to the Class M-1, Class M-2 and Class B Certificates, then (b) any unpaid realized loss amounts sequentially, to the Class M-1, Class M-2 and Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the applicable Corridor Contract (as described above); and
6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2 and the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, all Classes of Senior Certificates related to one Loan Group are retired prior to the other Senior Certificates related to the other Loan Groups, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all of the Senior and Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, to the Senior Certificates, concurrently, (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates (as described under "Class 1-A Principal Distribution" below), (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates, and (c) from principal funds related to the Group 3 Mortgage Loans to the Class 3-A Certificates (as described under "Class 3-A Principal Distribution" below), in each case, such that the Senior Certificates in the aggregate will have [TBD] Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have [TBD] Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have [TBD] Subordination and (iv) fourth, to the Class B Certificates such that the Class B Certificates will have [TBD] Subordination; each subject to the required Overcollateralization Target.

Provided, however, that if the Subordinate Certificates are paid to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

Class 1-A Principal Distribution:

Principal will be distributed to the 1-A Certificates in the following order of priority:

1. To the Class 1-A-6 Certificates, the Lockout Percentage of their pro rata share of principal as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Sequentially to the Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4, Class 1-A-5 and Class 1-A-6 Certificates, until their respective certificate principal balances are reduced to zero.

Class 3-A Principal Distribution:

Principal will be distributed to the 3-A Certificates, pro rata (based on (x) the aggregate certificate principal balance of the Class 3-A-1, Class 3-A-2 and Class 3-A-3 Certificates and (y) the aggregate certificate principal balance of the Class 3-A-4 and Class 3-A-5 Certificates) concurrently, as follows:

1. Sequentially to the Class 3-A-1, Class 3-A-2 and Class 3-A-3 Certificates, until their respective certificate principal balances are reduced to zero; and

2. Pro rata, based on certificate principal balance, to the Class 3-A-4 and Class 3-A-5 Certificates, until their respective certificate principal balances are reduced to zero.

Discount Margin Tables (in bps) (1)

Class 2-A (To Call)

Margin

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	37	37	37	37	37
WAL (yr)	19.81	3.76	2.95	2.40	1.82
MDUR (yr)	16.00	3.54	2.82	2.31	1.77
First Prin Pay	10/04	10/04	10/04	10/04	10/04
Last Prin Pay	04/33	09/14	08/12	03/11	09/09

Class 2-A (To Maturity)

Margin

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	37	39	40	40	40
WAL (yr)	19.86	4.07	3.21	2.61	1.98
MDUR (yr)	16.03	3.79	3.04	2.50	1.92
First Prin Pay	10/04	10/04	10/04	10/04	10/04
Last Prin Pay	06/34	11/26	12/22	10/19	06/16

(1) See definition of Pricing Prepayment Speed above.

Discount Margin Tables (in bps) (1)

Class 3-A-1 (To Call)

Margin

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	13.71	1.27	1.00	0.82	0.63
MDUR (yr)	11.93	1.26	0.99	0.81	0.63
First Prin Pay	10/04	10/04	10/04	10/04	10/04
Last Prin Pay	02/26	07/07	12/06	07/06	02/06

Class 3-A-1 (To Maturity)

Margin

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	13.71	1.27	1.00	0.82	0.63
MDUR (yr)	11.93	1.26	0.99	0.81	0.63
First Prin Pay	10/04	10/04	10/04	10/04	10/04
Last Prin Pay	02/26	07/07	12/06	07/06	02/06

Class 3-A-2 (To Call)

Coupon

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	36	36	36	36	36
WAL (yr)	23.43	3.80	2.95	2.35	1.80
MDUR (yr)	18.74	3.67	2.88	2.30	1.77
First Prin Pay	02/26	07/07	12/06	07/06	02/06
Last Prin Pay	01/30	09/09	08/08	09/07	01/07

Class 3-A-2 (To Maturity)

Coupon

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	36	36	36	36	36
WAL (yr)	23.43	3.80	2.95	2.35	1.80
MDUR (yr)	18.74	3.67	2.88	2.30	1.77
First Prin Pay	02/26	07/07	12/06	07/06	02/06
Last Prin Pay	01/30	09/09	08/08	09/07	01/07

(1) See definition of Pricing Prepayment Speed above.

Discount Margin Tables (in bps) (1)

Class 3-A-3 (To Call)

Margin

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	53	53	53	53	53
WAL (yr)	27.49	7.88	6.22	5.08	3.82
MDUR (yr)	20.72	7.24	5.82	4.81	3.67
First Prin Pay	01/30	09/09	08/08	09/07	01/07
Last Prin Pay	04/33	09/14	08/12	03/11	09/09

Class 3-A-3 (To Maturity)

Margin

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	53	58	59	59	59
WAL (yr)	27.69	8.94	7.09	5.78	4.37
MDUR (yr)	20.82	8.05	6.52	5.40	4.15
First Prin Pay	01/30	09/09	08/08	09/07	01/07
Last Prin Pay	07/34	11/26	12/22	10/19	06/16

Class 3-A-4 (To Call)

Coupon

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	39	39	39	39	39
WAL (yr)	19.73	3.75	2.95	2.39	1.82
MDUR (yr)	15.90	3.53	2.81	2.31	1.77
First Prin Pay	10/04	10/04	10/04	10/04	10/04
Last Prin Pay	04/33	09/14	08/12	03/11	09/09

Class 3-A-4 (To Maturity)

Coupon

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	39	42	42	42	42
WAL (yr)	19.79	4.06	3.21	2.61	1.98
MDUR (yr)	15.93	3.78	3.03	2.49	1.91
First Prin Pay	10/04	10/04	10/04	10/04	10/04
Last Prin Pay	07/34	11/26	12/22	10/19	06/16

(1) See definition of Pricing Prepayment Speed above.

Discount Margin Tables (in bps) (1)

Class 3-A-5 (To Call)

Margin

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	47	47	47	47	47
WAL (yr)	19.73	3.75	2.95	2.39	1.82
MDUR (yr)	15.76	3.52	2.81	2.30	1.76
First Prin Pay	10/04	10/04	10/04	10/04	10/04
Last Prin Pay	04/33	09/14	08/12	03/11	09/09

Class 3-A-5 (To Maturity)

Margin

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	47	50	50	50	51
WAL (yr)	19.79	4.06	3.21	2.61	1.98
MDUR (yr)	15.80	3.77	3.02	2.48	1.91
First Prin Pay	10/04	10/04	10/04	10/04	10/04
Last Prin Pay	07/34	11/26	12/22	10/19	06/16

(1) See definition of Pricing Prepayment Speed above.

Class 2-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	200,000,000	5.25759	9.75000	31	89,618,642	5.58356	8.84456
2	194,906,003	4.22370	9.75000	32	87,147,851	5.77792	8.81414
3	189,934,718	4.40430	9.75000	33	84,736,516	5.58339	8.84410
4	185,083,198	4.28308	9.75000	34	82,383,217	6.50773	7.91594
5	180,348,569	4.31051	9.75000	35	80,095,023	6.28958	7.72117
6	175,728,024	4.82797	9.75000	36	77,864,076	6.28842	7.71705
7	171,218,824	4.36127	9.75000	37	75,686,532	6.50620	7.64905
8	166,789,754	4.53921	9.75000	38	75,686,532	6.28810	7.71660
9	162,466,468	4.40697	9.75000	39	73,931,013	6.50587	7.64859
10	158,246,492	4.58403	9.75000	40	72,154,745	6.28778	7.13260
11	154,127,229	4.44814	9.75000	41	70,422,809	6.28762	6.87912
12	150,105,853	4.46717	9.75000	42	68,734,195	6.73831	6.73831
13	146,180,022	4.64307	9.75000	43	67,085,908	6.28729	6.87821
14	142,347,451	4.50236	9.75000	44	65,476,979	6.50503	6.78226
15	138,605,907	4.67758	9.75000	45	63,906,471	6.28696	6.87778
16	134,953,211	4.53406	9.75000				
17	131,387,236	4.54871	9.75000				
18	127,905,904	5.07825	9.75000				
19	124,507,186	4.57580	9.75000				
20	121,189,104	4.74960	9.75000				
21	117,949,722	4.60021	9.75000				
22	114,787,154	5.01455	9.36240				
23	111,699,474	5.38309	9.28471				
24	108,698,571	5.39419	9.28456				
25	105,768,450	5.59220	9.26887				
26	102,909,196	5.41280	9.28422				
27	100,118,835	5.61044	9.26851				
28	97,395,453	5.43043	9.09949				
29	94,737,424	5.43816	8.84519				
30	92,146,953	6.05607	8.74778				

Class 3-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	437,595,000	5.28242	9.75000	31	195,524,961	5.54503	8.94655
2	426,414,525	4.24376	9.75000	32	190,113,265	5.73814	8.91952
3	415,504,035	4.42506	9.75000	33	184,832,152	5.54492	8.94607
4	404,857,036	4.30319	9.75000	34	179,678,491	6.11983	8.19324
5	394,467,191	4.33065	9.75000	35	174,647,810	6.37345	7.74110
6	384,328,314	4.85029	9.75000	36	169,769,596	6.37256	7.73139
7	374,434,366	4.38145	9.75000	37	165,008,447	6.59318	7.66385
8	364,716,835	4.56008	9.75000	38	165,008,447	6.37230	7.73089
9	355,231,986	4.42720	9.75000	39	161,242,907	6.59291	7.66333
10	345,974,364	4.60495	9.75000	40	157,359,598	6.37204	7.34859
11	336,938,249	4.46840	9.75000	41	153,569,369	6.37191	6.84898
12	328,117,416	4.48745	9.75000	42	149,879,346	6.82845	6.82845
13	319,506,706	4.66403	9.75000	43	146,277,642	6.37165	6.84550
14	311,101,080	4.52267	9.75000	44	142,762,057	6.59223	6.74843
15	302,895,623	4.69858	9.75000	45	139,330,539	6.37137	6.84500
16	294,885,531	4.55439	9.75000				
17	287,066,117	4.56906	9.75000				
18	279,432,805	5.10079	9.75000				
19	271,981,125	4.59618	9.75000				
20	264,706,715	4.77067	9.75000				
21	257,605,316	4.62061	9.75000				
22	250,672,771	4.97274	9.43925				
23	243,904,915	5.34173	9.35230				
24	237,327,990	5.35684	9.35098				
25	230,906,970	5.55363	9.33751				
26	224,641,660	5.37550	9.35065				
27	218,527,712	5.57192	9.33717				
28	212,560,918	5.39229	9.20687				
29	206,737,730	5.40004	8.95007				
30	201,063,008	6.01354	8.86071				

Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	5.51	5.51
2	4.47	10.00
3	4.65	10.00
4	4.53	10.00
5	4.56	10.00
6	5.08	10.00
7	4.61	10.00
8	4.79	10.00
9	4.66	10.00
10	4.83	10.00
11	4.70	10.00
12	4.72	10.00
13	4.89	10.00
14	4.75	10.00
15	4.93	10.00
16	4.78	10.00
17	4.80	10.00
18	5.33	10.00
19	4.83	10.00
20	5.00	10.00
21	4.85	10.00
22	5.58	10.00
23	6.03	10.00
24	6.04	10.00
25	6.25	10.00
26	6.06	10.00
27	6.27	10.00
28	6.17	10.00
29	6.44	10.00
30	7.13	10.00
31	6.58	10.00
32	6.80	10.00
33	6.58	10.00
34	8.27	10.00
35	8.26	10.00
36	8.26	10.00
37	8.54	10.00
38	8.26	10.00
39	8.54	10.00
40	8.64	10.00
41	8.70	10.00
42	9.30	10.06
43	8.70	10.00
44	8.99	10.00
45	8.70	10.00
46	9.24	10.19
47	9.00	10.00
48	9.00	10.00
49	9.30	10.34

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
50	9.00	10.00
51	9.30	10.34
52	9.16	10.33
53	9.23	10.33
54	10.22	11.44
55	9.23	10.33
56	9.53	10.67
57	9.23	10.33
58	9.97	11.11
59	9.71	10.76
60	9.71	10.76
61	10.03	11.12
62	9.71	10.76
63	10.03	11.12
64	9.80	10.83
65	9.82	10.83
66	10.87	12.00
67	9.82	10.83
68	10.15	11.20
69	9.82	10.83
70	10.18	11.21
71	9.86	10.85
72	9.86	10.85
73	10.19	11.21
74	9.86	10.85
75	10.19	11.21
76	9.89	10.85
77	9.91	10.85
78	10.97	12.01
79	9.91	10.85
80	10.24	11.21
81	9.91	10.85
82	10.29	11.21
83	9.98	10.85
84	9.98	10.85
85	10.31	11.21
86	9.98	10.85
87	10.31	11.21
88	10.04	10.85
89	10.07	10.85
90	10.76	11.60
91	10.07	10.85
92	10.40	11.21
93	10.07	10.85
94	10.48	11.21
95	10.16	10.85
96	10.16	10.85

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Class 3-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	5.53	5.53
2	4.49	10.00
3	4.68	10.00
4	4.55	10.00
5	4.58	10.00
6	5.10	10.00
7	4.63	10.00
8	4.81	10.00
9	4.68	10.00
10	4.85	10.00
11	4.72	10.00
12	4.74	10.00
13	4.91	10.00
14	4.77	10.00
15	4.95	10.00
16	4.80	10.00
17	4.82	10.00
18	5.35	10.00
19	4.85	10.00
20	5.02	10.00
21	4.87	10.00
22	5.46	10.00
23	5.92	10.00
24	5.94	10.00
25	6.15	10.00
26	5.96	10.00
27	6.17	10.00
28	6.05	10.00
29	6.32	10.00
30	7.01	10.00
31	6.47	10.00
32	6.68	10.00
33	6.47	10.00
34	7.67	10.00
35	8.38	10.00
36	8.39	10.00
37	8.67	10.00
38	8.39	10.00
39	8.67	10.00
40	8.57	10.00
41	8.87	10.00
42	9.49	10.18
43	8.87	10.00
44	9.17	10.00
45	8.87	10.00
46	9.27	10.14
47	9.22	10.20
48	9.22	10.21
49	9.53	10.55
50	9.22	10.21
51	9.53	10.55
52	9.33	10.37
53	9.46	10.61
54	10.48	11.75
55	9.46	10.61
56	9.78	10.97
57	9.46	10.61
58	10.01	11.14
59	9.79	10.80
60	9.80	10.80
61	10.12	11.16
62	9.80	10.80
63	10.12	11.16
64	9.85	10.85
65	9.90	10.85
66	10.96	12.01
67	9.90	10.85
68	10.23	11.21
69	9.90	10.85
70	10.25	11.22
71	9.93	10.86
72	9.93	10.86
73	10.27	11.22
74	9.93	10.86
75	10.27	11.22
76	9.96	10.86
77	9.99	10.86
78	11.06	12.02
79	9.99	10.86
80	10.32	11.22
81	9.99	10.86
82	10.35	11.22
83	10.06	10.86
84	10.06	10.86
85	10.39	11.22
86	10.06	10.86
87	10.39	11.22
88	10.10	10.86
89	10.15	10.86
90	10.85	11.60
91	10.15	10.86
92	10.49	11.22
93	10.15	10.86
94	10.53	11.22
95	10.24	10.86
96	10.24	10.86

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		1,255	
Total Outstanding Balance		$275,187,118	
Average Loan Balance		$219,273	$57,551 to $559,900
WA Mortgage Rate		5.680%	4.125% to 9.450%
WA Mortgage Rate Net LPMI		5.678%	4.125% to 9.450%
Net WAC		5.240%	3.691% to 9.066%
ARM Characteristics			
WA Gross Margin		5.217%	2.250% to 9.200%
WA Months to First Roll		30	15 to 58
WA First Periodic Cap		3.126%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.058%	1.000% to 2.000%
WA Lifetime Cap		11.650%	6.375% to 15.450%
WA Lifetime Floor		5.367%	2.250% to 9.200%
WA Original Term (months)		360	180 to 360
WA Remaining Term (months)		357	179 to 360
WA Age (months)		3	0 to 9
WA LTV		79.71%	27.19% to 99.94%
WA FICO		672	
WA DTI%		41.32%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		85.18%	
Prepay Moves Exempted	Soft	0.31%	
	Hard	47.21%	
	No Prepay	14.82%	
	Unknown	37.66%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	50.01%	SFR	75.39%	FULL/AL	57.57%	PUR	52.36%	OO	95.27%	0	14.82%
FL	5.69%	PUD	11.21%	REDUCE	28.09%	RCO	39.50%	INV	3.63%	6	0.48%
WA	4.59%	CND	9.30%	FULL-DU	12.59%	RNC	8.15%	2H	1.10%	12	6.47%
AZ	4.05%	2-4U	4.10%	NINA	1.25%					24	27.35%
VA	2.84%			NO RATI	0.50%					36	47.93%
										60	2.94%

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2/13 LIB6M	$156,430	1	0.06	$156,430	5.350	179.00	640	54.1
2/18 LIB6M	$265,731	1	0.10	$265,731	4.750	237.00	685	86.4
2/28 LIB6M	$73,350,100	316	26.65	$232,121	5.619	357.50	665	78.8
2/28 LIB6M - IO	$51,680,076	222	18.78	$232,793	5.999	356.78	678	80.6
3/27 LIB6M	$53,298,389	255	19.37	$209,013	5.652	357.28	663	80.3
3/27 LIB6M - IO	$71,763,275	352	26.08	$203,873	5.572	356.95	667	80.0
3/1 LIB12M - IO	$335,610	2	0.12	$167,805	5.385	359.44	750	94.9
5/25 LIB6M	$4,531,500	20	1.65	$226,575	6.042	356.98	702	78.5
5/25 LIB6M - IO	$19,546,606	85	7.10	$229,960	5.483	356.59	710	78.2
5/1 CMT1Y	$259,402	1	0.09	$259,402	5.250	358.00	672	80.0
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $100,000.00	$1,516,253	18	0.55	$84,236	7.119	358.17	658	79.0
$100,000.01 - $150,000.00	$19,369,234	148	7.04	$130,873	6.406	358.05	663	80.6
$150,000.01 - $200,000.00	$68,716,184	386	24.97	$178,021	5.933	357.17	665	80.1
$200,000.01 - $250,000.00	$68,702,648	304	24.97	$225,996	5.513	356.85	668	79.2
$250,000.01 - $300,000.00	$72,866,987	264	26.48	$276,011	5.474	356.39	676	79.6
$300,000.01 - $350,000.00	$39,019,013	123	14.18	$317,228	5.460	356.63	679	80.1
$350,000.01 - $400,000.00	$3,069,787	8	1.12	$383,723	6.118	358.51	689	81.5
$400,000.01 - $450,000.00	$409,507	1	0.15	$409,507	6.625	357.00	762	75.0
$450,000.01 - $500,000.00	$957,604	2	0.35	$478,802	5.305	356.48	708	64.7
$550,000.01 - $600,000.00	$559,900	1	0.20	$559,900	5.999	358.00	807	80.0
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $100,000.00	$1,516,253	18	0.55	$84,236	7.119	358.17	658	79.0
$100,000.01 - $150,000.00	$19,369,234	148	7.04	$130,873	6.406	358.05	663	80.6
$150,000.01 - $200,000.00	$68,716,184	386	24.97	$178,021	5.933	357.17	665	80.1
$200,000.01 - $250,000.00	$67,705,937	300	24.60	$225,686	5.521	356.90	669	79.1
$250,000.01 - $300,000.00	$72,071,218	262	26.19	$275,081	5.482	356.39	677	79.5
$300,000.01 - $350,000.00	$40,811,493	129	14.83	$316,368	5.433	356.56	678	80.2
$350,000.01 - $400,000.00	$3,069,787	8	1.12	$383,723	6.118	358.51	689	81.5
$400,000.01 - $450,000.00	$409,507	1	0.15	$409,507	6.625	357.00	762	75.0
$450,000.01 - $500,000.00	$957,604	2	0.35	$478,802	5.305	356.48	708	64.7
$550,000.01 - $600,000.00	$559,900	1	0.20	$559,900	5.999	358.00	807	80.0
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$256,000	1	0.09	$256,000	5.990	358.00	628	80.0
AL	$187,599	1	0.07	$187,599	4.700	356.00	694	80.0
AZ	$11,149,537	61	4.05	$182,779	5.732	357.30	662	81.4
CA	$137,630,229	565	50.01	$243,593	5.522	356.33	676	78.7
CO	$5,449,809	29	1.98	$187,924	5.936	357.82	659	80.4
CT	$2,360,032	11	0.86	$214,548	5.595	358.66	696	72.1
DE	$227,700	1	0.08	$227,700	5.990	356.00	651	90.0
FL	$15,657,545	77	5.69	$203,345	5.567	357.75	678	81.0
GA	$4,246,184	25	1.54	$169,847	5.659	357.81	672	80.9
HI	$2,318,045	8	0.84	$289,756	5.036	355.88	679	64.1
IA	$148,123	1	0.05	$148,123	6.500	359.00	658	80.0
ID	$527,889	3	0.19	$175,963	5.935	357.78	625	80.0
IL	$4,816,427	25	1.75	$192,657	6.499	358.47	648	80.7
IN	$1,838,633	8	0.67	$229,829	5.745	357.65	663	83.7
KS	$442,800	2	0.16	$221,400	5.830	356.64	688	83.2
KY	$102,644	1	0.04	$102,644	7.400	359.00	671	80.0
MA	$6,802,384	28	2.47	$242,942	5.398	357.57	660	79.5
MD	$6,020,819	30	2.19	$200,694	5.789	357.59	665	80.5
MI	$2,778,579	15	1.01	$185,239	6.324	358.81	681	81.2
MN	$7,473,215	42	2.72	$177,934	6.131	358.04	667	81.2
MO	$1,844,631	9	0.67	$204,959	5.634	358.08	653	84.1
MS	$428,000	2	0.16	$214,000	4.892	356.54	694	80.0
NC	$3,453,631	19	1.26	$181,770	6.122	357.64	660	81.0
NE	$199,124	1	0.07	$199,124	7.100	359.00	723	80.0
NH	$184,903	1	0.07	$184,903	5.650	359.00	655	60.7
NJ	$3,640,445	16	1.32	$227,528	6.818	358.65	664	83.9
NM	$324,802	1	0.12	$324,802	5.300	358.00	635	80.0
NV	$5,014,163	23	1.82	$218,007	5.736	357.14	686	81.4
NY	$6,413,771	23	2.33	$278,860	5.617	353.24	665	81.6
OH	$4,607,401	27	1.67	$170,644	6.058	357.61	655	81.8
OK	$286,100	2	0.10	$143,050	6.208	357.28	652	87.0
OR	$6,365,517	37	2.31	$172,041	6.430	357.24	677	82.4
PA	$1,871,962	11	0.68	$170,178	5.687	358.14	682	78.8
RI	$1,578,630	8	0.57	$197,329	6.194	358.22	663	76.3
SC	$1,826,831	10	0.66	$182,683	6.430	358.05	641	84.5
TN	$2,951,192	14	1.07	$210,799	5.754	357.55	663	81.3
TX	$1,148,133	6	0.42	$191,355	5.313	357.29	664	79.3
UT	$1,051,220	5	0.38	$210,244	5.442	357.14	650	84.2
VA	$7,808,075	36	2.84	$216,891	5.806	357.76	662	80.4
WA	$12,620,223	62	4.59	$203,552	5.626	357.11	672	80.8
WI	$1,035,457	7	0.38	$147,922	6.515	358.54	678	81.7
WV	$98,716	1	0.04	$98,716	6.950	359.00	679	80.0
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$2,928,266	13	1.06	$225,251	5.150	357.22	671	42.2
50.01 - 55.00	$3,169,003	13	1.15	$243,769	5.362	348.34	674	52.0
55.01 - 60.00	$4,267,417	18	1.55	$237,079	5.286	357.94	683	57.7
60.01 - 65.00	$6,409,948	27	2.33	$237,405	5.236	357.60	656	63.3
65.01 - 70.00	$9,347,529	38	3.40	$245,988	5.218	356.71	660	68.5
70.01 - 75.00	$13,537,009	56	4.92	$241,732	5.356	356.82	679	74.0
75.01 - 80.00	$175,592,153	831	63.81	$211,302	5.746	357.17	673	79.9
80.01 - 85.00	$15,359,342	65	5.58	$236,298	5.429	357.45	670	84.1
85.01 - 90.00	$36,013,827	157	13.09	$229,387	5.922	355.98	666	89.6
90.01 - 95.00	$8,237,126	35	2.99	$235,346	5.515	356.36	672	94.5
95.01 - 100.00	$325,500	2	0.12	$162,750	8.181	357.00	661	99.8
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.000 - 4.499	$1,079,939	4	0.39	$269,985	4.209	356.19	751	66.9
4.500 - 4.999	$59,071,312	246	21.47	$240,127	4.781	355.47	679	78.6
5.000 - 5.499	$79,473,786	328	28.88	$242,298	5.233	356.57	667	79.1
5.500 - 5.999	$58,824,176	269	21.38	$218,677	5.743	357.11	677	79.7
6.000 - 6.499	$25,738,561	139	9.35	$185,170	6.221	358.18	670	80.4
6.500 - 6.999	$26,344,196	135	9.57	$195,142	6.740	357.90	672	80.0
7.000 - 7.499	$14,015,280	72	5.09	$194,657	7.202	358.49	651	83.3
7.500 - 7.999	$7,892,898	45	2.87	$175,398	7.689	358.32	659	83.7
8.000 - 8.499	$1,592,249	10	0.58	$159,225	8.184	358.26	639	86.6
8.500 - 8.999	$979,397	6	0.36	$163,233	8.640	358.04	646	87.1
9.000 - 9.499	$175,325	1	0.06	$175,325	9.450	359.00	648	90.0
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$207,459,793	960	75.39	$216,104	5.702	356.77	668	79.8
PUD	$30,853,688	137	11.21	$225,209	5.480	357.15	677	79.3
CND	$25,591,305	118	9.30	$216,875	5.607	357.03	683	79.9
2-4U	$11,282,332	40	4.10	$282,058	5.991	358.07	702	78.0
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$144,076,355	686	52.36	$210,024	5.817	357.29	681	80.8
RCO	$108,691,244	458	39.50	$237,317	5.492	356.36	662	78.0
RNC	$22,419,520	111	8.15	$201,978	5.716	356.91	658	80.9
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$262,176,005	1,194	95.27	$219,578	5.676	356.88	670	79.8
INV	$9,976,005	47	3.63	$212,255	5.866	357.14	711	76.4
2H	$3,035,108	14	1.10	$216,793	5.433	356.67	705	81.5
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$156,430	1	0.06	$156,430	5.350	179.00	640	54.1
181 - 240	$265,731	1	0.10	$265,731	4.750	237.00	685	86.4
301 - 360	$274,764,958	1,253	99.85	$219,286	5.681	357.11	672	79.7
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Collateral Grouped By Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL/ALT	$158,428,321	736	57.57	$215,256	5.535	356.54	664	79.6
REDUCED	$77,311,093	348	28.09	$222,158	6.201	357.77	686	80.5
FULL-DU	$34,647,110	153	12.59	$226,452	5.201	356.36	667	79.4
NINA	$3,430,489	13	1.25	$263,884	5.668	358.46	739	73.7
NO RATIO	$1,370,106	5	0.50	$274,021	5.285	357.85	708	76.5
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$1,033,577	3	0.38	$344,526	5.856	358.03	806	76.2
781 - 800	$3,773,208	16	1.37	$235,825	5.280	357.11	788	74.8
761 - 780	$8,890,993	42	3.23	$211,690	5.739	357.34	769	78.7
741 - 760	$15,583,093	67	5.66	$232,583	5.382	357.20	750	79.3

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
721 - 740	$18,380,519	80	6.68	$229,756	5.568	357.72	730	78.9
701 - 720	$23,669,802	101	8.60	$234,354	5.455	357.05	710	79.8
681 - 700	$33,361,786	148	12.12	$225,417	5.623	356.17	690	80.2
661 - 680	$45,234,655	202	16.44	$223,934	5.704	357.09	670	79.7
641 - 660	$46,566,877	217	16.92	$214,594	5.807	356.96	651	81.4
621 - 640	$44,125,903	210	16.03	$210,123	5.726	356.36	630	79.8
601 - 620	$24,457,961	125	8.89	$195,664	6.036	357.20	611	80.0
581 - 600	$5,379,668	25	1.95	$215,187	5.628	356.86	592	77.3
561 - 580	$3,290,749	13	1.20	$253,135	5.145	356.07	568	70.6
541 - 560	$1,208,846	5	0.44	$241,769	5.001	357.20	554	70.5
521 - 540	$229,481	1	0.08	$229,481	5.350	358.00	523	68.7
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Collateral Grouped Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$40,789,120	183	14.82	$222,891	5.739	356.77	689	79.8
6	$1,332,228	5	0.48	$266,446	5.359	355.00	671	81.0
12	$17,799,399	84	6.47	$211,898	5.989	358.07	673	79.0
24	$75,270,689	335	27.35	$224,689	5.948	356.57	671	80.5
36	$131,895,973	612	47.93	$215,516	5.453	356.91	664	79.2
60	$8,099,709	36	2.94	$224,992	5.968	357.90	705	81.6
26	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

80% LTV/PMI Analysis (Excludes 996 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$51,964,518	224	86.70	$231,984	5.768	356.16	660	88.7
> 80% LTV, with MI	$7,971,276	35	13.30	$227,751	5.646	358.06	717	90.8
	$59,935,794	259	100.00	$231,412	5.752	356.41	668	88.9

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
13 - 18	17	$12,181,958	47	4.43	$259,191	5.083	353.12	641	83.3
19 - 24	22	$113,270,379	493	41.16	$229,757	5.847	357.12	674	79.2
25 - 31	30	$18,462,400	78	6.71	$236,697	5.092	354.35	657	80.2
32 - 37	34	$106,934,873	531	38.86	$201,384	5.694	357.57	667	80.1
50 - 55	55	$1,877,998	8	0.68	$234,750	5.219	355.00	668	80.7
56 - 61	57	$22,459,510	98	8.16	$229,179	5.615	356.82	711	78.0
30		$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$31,439,429	132	11.42	$238,177	5.284	357.99	716	79.2
3.001 - 4.000	$4,241,312	17	1.54	$249,489	5.340	356.43	703	76.6
4.001 - 5.000	$79,003,258	338	28.71	$233,737	5.130	356.37	679	78.6
5.001 - 6.000	$97,352,517	446	35.38	$218,279	5.664	356.78	661	79.7
6.001 - 7.000	$50,879,978	252	18.49	$201,905	6.329	356.84	656	80.8
7.001 - 8.000	$11,395,903	64	4.14	$178,061	7.705	358.66	648	84.9
8.001 - 9.000	$699,397	5	0.25	$139,879	8.695	358.46	648	90.0
9.001 - 10.000	$175,325	1	0.06	$175,325	9.450	359.00	648	90.0
5.217	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.001 - 8.000	$749,973	4	0.27	$187,493	6.772	357.00	639	76.7
10.001 - 11.000	$70,735,427	291	25.70	$243,077	4.839	355.71	682	78.7
11.001 - 12.000	$130,952,829	573	47.59	$228,539	5.483	356.82	670	79.3
12.001 - 13.000	$50,557,969	268	18.37	$188,649	6.534	358.04	671	80.3
13.001 - 14.000	$19,624,966	103	7.13	$190,534	7.421	358.45	654	83.9
14.001 - 15.000	$2,390,630	15	0.87	$159,375	8.385	358.19	643	86.6
15.001 - 16.000	$175,325	1	0.06	$175,325	9.450	359.00	648	90.0
11.650	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/05	$861,514	3	0.31	$287,171	5.046	351.00	639	89.9
01/06	$2,426,940	9	0.88	$269,660	4.803	352.00	643	83.4
02/06	$3,320,308	13	1.21	$255,408	5.055	353.00	634	82.0
03/06	$5,968,617	24	2.17	$248,692	5.260	354.07	645	83.2

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/06	$9,755,955	39	3.55	$250,153	5.330	355.09	671	80.0
05/06	$14,426,911	59	5.24	$244,524	5.238	356.08	673	76.6
06/06	$31,279,120	132	11.37	$236,963	6.300	356.00	689	80.8
07/06	$15,749,143	75	5.72	$209,989	6.002	358.23	667	78.3
08/06	$39,917,280	177	14.51	$225,521	5.780	358.32	664	78.6
09/06	$1,746,550	9	0.63	$194,061	5.852	360.00	700	83.9
01/07	$1,276,865	5	0.46	$255,373	4.955	352.00	610	74.1
02/07	$2,623,980	10	0.95	$262,398	4.984	353.00	639	79.3
03/07	$3,388,570	13	1.23	$260,659	5.036	354.15	672	83.0
04/07	$21,620,744	100	7.86	$216,207	5.229	355.48	662	80.6
05/07	$30,059,365	138	10.92	$217,821	5.163	356.25	666	80.4
06/07	$18,429,764	83	6.70	$222,045	5.553	357.16	667	79.5
07/07	$14,896,640	84	5.41	$177,341	6.294	358.32	663	80.9
08/07	$29,369,836	158	10.67	$185,885	6.183	359.04	667	79.7
09/07	$3,731,510	18	1.36	$207,306	5.494	360.00	715	79.2
04/09	$1,877,998	8	0.68	$234,750	5.219	355.00	668	80.7
05/09	$7,709,955	33	2.80	$233,635	4.928	356.00	726	77.8
06/09	$11,074,855	50	4.02	$221,497	5.979	357.00	696	78.7
07/09	$3,674,700	15	1.34	$244,980	5.960	358.00	726	76.9
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
24	$125,452,337	540	45.59	$232,319	5.773	356.73	670	79.6
36	$125,397,273	609	45.57	$205,907	5.606	357.09	666	80.1
60	$24,337,509	106	8.84	$229,599	5.585	356.68	708	78.2
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$31,731,429	133	11.53	$238,582	5.289	358.00	716	79.3
3.001 - 4.000	$699,957	3	0.25	$233,319	6.698	358.71	719	88.5
4.001 - 5.000	$52,439,795	216	19.06	$242,777	4.808	355.04	674	79.5
5.001 - 6.000	$124,984,257	558	45.42	$223,986	5.508	356.79	663	79.2
6.001 - 7.000	$48,526,476	253	17.63	$191,804	6.617	357.93	668	79.7
7.001 - 8.000	$15,059,332	81	5.47	$185,918	7.562	358.28	652	84.3
8.001 - 9.000	$1,570,547	10	0.57	$157,055	8.503	357.65	655	87.3
9.001 - 10.000	$175,325	1	0.06	$175,325	9.450	359.00	648	90.0
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$165,200	1	0.06	$165,200	5.250	360.00	662	80.0
2.000	$58,877,035	233	21.40	$252,691	5.181	355.91	662	77.5
3.000	$183,498,128	886	66.68	$207,108	5.907	357.02	667	80.5
5.000	$4,113,782	15	1.49	$274,252	5.780	357.47	711	76.2
6.000	$28,532,974	120	10.37	$237,775	5.241	358.01	715	79.5
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$259,288,746	1,188	94.22	$218,257	5.718	356.88	668	79.9
2.000	$15,898,372	67	5.78	$237,289	5.058	357.08	724	76.6
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 5.00	$666,040	3	0.24	$222,013	5.790	356.55	666	80.0
5.01 - 10.00	$463,866	2	0.17	$231,933	5.061	357.83	675	86.1
10.01 - 15.00	$1,010,025	5	0.37	$202,005	5.372	356.32	677	76.8
15.01 - 20.00	$4,061,602	17	1.48	$238,918	5.305	356.98	679	76.8
20.01 - 25.00	$8,199,012	37	2.98	$221,595	5.605	357.79	697	76.0
25.01 - 30.00	$15,428,183	70	5.61	$220,403	5.376	357.31	677	78.1
30.01 - 35.00	$23,317,275	105	8.47	$222,069	5.554	357.35	672	77.9
35.01 - 40.00	$42,243,387	191	15.35	$221,170	5.624	357.17	676	81.2
40.01 - 45.00	$59,126,397	282	21.49	$209,668	5.685	357.27	673	80.1
45.01 - 50.00	$95,120,084	437	34.57	$217,666	5.782	356.27	661	80.4
50.01 - 55.00	$12,852,008	54	4.67	$238,000	5.658	356.48	663	77.5
> 55.00	$1,037,551	4	0.38	$259,388	5.780	356.50	690	85.3
Unknown	$11,661,688	48	4.24	$242,952	5.922	357.39	715	77.9
41.32	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		1,919	
Total Outstanding Balance		$355,743,411	
Average Loan Balance		$185,380	$35,208 to $828,000
WA Mortgage Rate		5.695%	4.250% to 9.200%
WA Mortgage Rate Net LPMI		5.692%	4.250% to 9.200%
Net WAC		5.260%	3.741% to 8.816%
ARM Characteristics			
WA Gross Margin		5.295%	1.250% to 8.950%
WA Months to First Roll		30	15 to 116
WA First Periodic Cap		3.016%	2.000% to 6.000%
WA Subsequent Periodic Cap		1.032%	1.000% to 2.000%
WA Lifetime Cap		11.669%	6.625% to 15.200%
WA Lifetime Floor		5.414%	1.250% to 8.950%
WA Original Term (months)		359	180 to 360
WA Remaining Term (months)		357	176 to 360
WA Age (months)		3	0 to 12
WA LTV		79.37%	9.45% to 100.00%
WA FICO		669	
WA DTI%		40.76%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		86.69%	
Prepay Moves Exempted	Soft	0.23%	
	Hard	53.06%	
	No Prepay	13.31%	
	Unknown	33.40%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	38.96%	SFR	81.51%	FULL/AL	67.72%	PUR	52.76%	OO	97.19%	0	13.31%
FL	5.92%	PUD	9.12%	REDUCE	20.53%	RCO	35.61%	INV	2.08%	6	0.56%
AZ	5.68%	CND	7.89%	FULL-DU	10.37%	RNC	11.63%	2H	0.73%	12	5.97%
MN	4.33%	2-4U	1.17%	NINA	0.81%					24	24.94%
WA	4.21%	CNDP	0.31%	NO RATI	0.44%					30	0.12%
										36	53.49%
										60	1.61%

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2/13 LIB6M	$506,079	4	0.14	$126,520	5.266	177.17	687	66.9
2/18 LIB6M	$1,183,933	5	0.33	$236,787	5.369	239.00	703	73.3
2/28 LIB6M	$95,547,113	506	26.86	$188,828	5.597	357.60	667	78.5
2/28 LIB6M - IO	$51,408,334	183	14.45	$280,920	6.046	356.99	681	79.9
3/27 LIB6M	$91,060,044	611	25.60	$149,034	5.675	357.57	665	79.3
3/27 LIB6M - IO	$100,157,211	531	28.15	$188,620	5.630	357.03	663	80.3
3/1 LIB12M - IO	$1,020,718	4	0.29	$255,180	4.820	359.00	741	71.7
5/25 LIB6M	$4,927,611	25	1.39	$197,104	6.051	357.21	708	80.3
5/25 LIB6M - IO	$8,412,710	45	2.36	$186,949	5.629	356.86	722	80.1
5/1 CMT1Y	$199,309	1	0.06	$199,309	5.250	357.00	723	75.5
10/1 CMT1Y	$452,765	2	0.13	$226,382	5.794	348.43	590	85.9
10/1 LIB12M	$867,585	2	0.24	$433,792	5.590	355.43	569	64.9
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$181,658	4	0.05	$45,414	5.333	357.66	705	47.1
$50,000.01 - $100,000.00	$31,486,027	388	8.85	$81,150	6.029	357.09	657	78.0
$100,000.01 - $150,000.00	$92,620,469	750	26.04	$123,494	5.792	357.09	664	79.4
$150,000.01 - $200,000.00	$60,036,963	354	16.88	$169,596	5.470	355.54	669	78.7
$200,000.01 - $250,000.00	$7,036,479	33	1.98	$213,227	5.005	356.50	680	80.3
$300,000.01 - $350,000.00	$22,883,058	67	6.43	$341,538	5.576	356.85	663	80.5
$350,000.01 - $400,000.00	$50,266,035	134	14.13	$375,120	5.736	357.10	677	81.0
$400,000.01 - $450,000.00	$34,276,407	81	9.64	$423,166	5.584	357.01	674	79.8
$450,000.01 - $500,000.00	$24,724,725	52	6.95	$475,475	5.529	356.77	673	78.9
$500,000.01 - $550,000.00	$13,629,448	26	3.83	$524,210	5.881	353.08	685	79.3
$550,000.01 - $600,000.00	$10,457,106	18	2.94	$580,950	5.866	357.83	667	79.9
$600,000.01 - $650,000.00	$4,473,134	7	1.26	$639,019	6.192	357.01	684	78.6
$650,000.01 - $700,000.00	$1,380,000	2	0.39	$690,000	5.828	357.52	700	74.4
$700,000.01 - $750,000.00	$1,463,903	2	0.41	$731,952	5.982	358.51	708	71.9
$750,000.01 - $1,000,000.00	$828,000	1	0.23	$828,000	6.000	359.00	627	69.0
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$181,658	4	0.05	$45,414	5.333	357.66	705	47.1
$50,000.01 - $100,000.00	$31,287,031	386	8.79	$81,054	6.029	357.08	658	78.0
$100,000.01 - $150,000.00	$92,669,643	751	26.05	$123,395	5.794	357.09	664	79.4
$150,000.01 - $200,000.00	$60,186,785	355	16.92	$169,540	5.469	355.55	669	78.7
$200,000.01 - $250,000.00	$7,036,479	33	1.98	$213,227	5.005	356.50	680	80.3

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$300,000.01 - $350,000.00	$22,186,722	65	6.24	$341,334	5.601	357.02	663	80.4
$350,000.01 - $400,000.00	$50,962,371	136	14.33	$374,723	5.722	357.03	676	81.1
$400,000.01 - $450,000.00	$34,276,407	81	9.64	$423,166	5.584	357.01	674	79.8
$450,000.01 - $500,000.00	$24,724,725	52	6.95	$475,475	5.529	356.77	673	78.9
$500,000.01 - $550,000.00	$13,629,448	26	3.83	$524,210	5.881	353.08	685	79.3
$550,000.01 - $600,000.00	$10,457,106	18	2.94	$580,950	5.866	357.83	667	79.9
$600,000.01 - $650,000.00	$4,473,134	7	1.26	$639,019	6.192	357.01	684	78.6
$650,000.01 - $700,000.00	$1,380,000	2	0.39	$690,000	5.828	357.52	700	74.4
$700,000.01 - $750,000.00	$1,463,903	2	0.41	$731,952	5.982	358.51	708	71.9
$800,000.01 - $850,000.00	$828,000	1	0.23	$828,000	6.000	359.00	627	69.0
	$355,743,411	**1,919**	**100.00**	**$185,380**	**5.695**	**356.65**	**669**	**79.4**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$374,358	3	0.11	$124,786	5.660	356.24	655	80.0
AZ	$20,207,921	152	5.68	$132,947	5.677	357.17	671	80.3
CA	$138,592,686	419	38.96	$330,770	5.598	355.92	675	79.1
CO	$7,313,114	51	2.06	$143,394	5.556	357.44	671	78.8
CT	$3,819,339	21	1.07	$181,873	5.754	357.59	685	76.6
DE	$451,485	4	0.13	$112,871	6.018	358.73	650	81.4
FL	$21,042,410	154	5.92	$136,639	5.684	356.44	665	79.3
GA	$7,154,808	55	2.01	$130,087	5.955	357.74	652	79.9
HI	$173,604	1	0.05	$173,604	4.500	354.00	727	70.0
IA	$2,213,715	19	0.62	$116,511	5.793	357.67	658	80.0
ID	$574,904	6	0.16	$95,817	5.501	357.26	654	80.0
IL	$7,969,535	47	2.24	$169,565	6.003	358.30	674	79.3
IN	$3,685,150	30	1.04	$122,838	5.683	353.24	662	81.1
KS	$831,363	10	0.23	$83,136	6.001	358.41	664	79.4
KY	$1,962,863	19	0.55	$103,309	5.658	358.18	651	80.0
LA	$304,070	4	0.09	$76,018	6.334	358.47	643	80.0
MA	$4,819,480	21	1.35	$229,499	5.631	358.42	686	72.4
MD	$10,494,603	45	2.95	$233,213	5.566	357.07	657	80.6
ME	$1,266,280	4	0.36	$316,570	6.105	358.39	709	77.8
MI	$5,393,577	46	1.52	$117,252	5.799	357.87	642	78.8
MN	$15,388,054	101	4.33	$152,357	5.852	356.47	668	79.2
MO	$4,333,420	35	1.22	$123,812	6.202	358.27	671	80.3
MS	$1,172,860	10	0.33	$117,286	5.181	356.31	677	80.0
MT	$189,125	2	0.05	$94,562	6.054	358.42	610	80.0
NC	$8,130,698	62	2.29	$131,140	6.032	357.56	656	80.0
ND	$396,560	4	0.11	$99,140	5.882	357.80	700	80.0
NE	$1,113,681	11	0.31	$101,244	6.190	358.35	652	80.6
NH	$658,868	4	0.19	$164,717	5.456	322.05	639	75.0
NJ	$1,123,386	6	0.32	$187,231	6.276	358.89	668	81.0

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NM	$363,354	4	0.10	$90,839	6.340	359.24	668	77.8
NV	$4,411,939	25	1.24	$176,478	5.676	357.44	657	78.8
NY	$7,172,523	24	2.02	$298,855	5.607	354.97	683	77.7
OH	$10,179,840	92	2.86	$110,650	5.723	357.54	654	81.4
OK	$549,935	5	0.15	$109,987	6.053	357.76	668	80.7
OR	$8,026,234	63	2.26	$127,401	5.707	357.41	675	79.8
PA	$5,657,307	35	1.59	$161,637	5.850	356.11	645	80.5
RI	$2,176,898	8	0.61	$272,112	5.442	358.45	678	78.1
SC	$3,880,833	26	1.09	$149,263	6.092	358.17	675	79.7
SD	$189,484	2	0.05	$94,742	6.435	359.00	664	80.0
TN	$4,380,527	39	1.23	$112,321	5.726	357.26	657	81.6
TX	$4,503,035	43	1.27	$104,722	5.845	358.29	677	79.0
UT	$2,346,917	18	0.66	$130,384	5.481	356.70	672	80.7
VA	$12,534,095	65	3.52	$192,832	5.838	357.93	664	79.3
WA	$14,973,809	94	4.21	$159,296	5.494	357.20	667	80.1
WI	$2,484,324	23	0.70	$108,014	6.138	358.46	673	80.8
WV	$466,742	4	0.13	$116,686	6.557	359.03	615	80.0
WY	$293,698	3	0.08	$97,899	5.845	359.00	657	80.0
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$4,272,083	33	1.20	$129,457	5.195	357.65	676	40.4
50.01 - 55.00	$2,789,817	18	0.78	$154,990	5.149	357.30	676	52.6
55.01 - 60.00	$3,623,439	16	1.02	$226,465	5.119	347.71	637	57.5
60.01 - 65.00	$9,380,840	40	2.64	$234,521	5.375	354.83	656	62.9
65.01 - 70.00	$13,314,670	51	3.74	$261,072	5.481	354.10	667	68.7
70.01 - 75.00	$13,576,621	67	3.82	$202,636	5.538	349.33	675	73.8
75.01 - 80.00	$242,116,484	1,413	68.06	$171,349	5.773	357.39	668	79.8
80.01 - 85.00	$22,995,107	87	6.46	$264,312	5.395	356.38	670	83.9
85.01 - 90.00	$35,256,526	163	9.91	$216,298	5.819	357.02	678	89.4
90.01 - 95.00	$8,073,597	30	2.27	$269,120	5.287	355.69	680	94.3
95.01 - 100.00	$344,227	1	0.10	$344,227	7.500	357.00	709	100.0
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.000 - 4.499	$343,526	1	0.10	$343,526	4.250	357.00	689	80.0
4.500 - 4.999	$66,751,703	333	18.76	$200,456	4.779	355.72	681	78.6
5.000 - 5.499	$96,096,380	497	27.01	$193,353	5.233	355.41	668	78.2

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.500 - 5.999	$78,674,236	373	22.12	$210,923	5.744	356.49	671	79.9
6.000 - 6.499	$56,614,369	382	15.91	$148,205	6.199	358.42	659	80.1
6.500 - 6.999	$38,941,082	223	10.95	$174,624	6.712	358.29	667	79.9
7.000 - 7.499	$8,953,233	61	2.52	$146,774	7.200	358.53	646	80.5
7.500 - 7.999	$6,346,361	34	1.78	$186,658	7.691	358.44	675	83.8
8.000 - 8.499	$2,467,917	9	0.69	$274,213	8.153	357.73	663	84.6
8.500 - 8.999	$205,855	3	0.06	$68,618	8.645	358.57	635	87.0
9.000 - 9.499	$348,750	3	0.10	$116,250	9.089	359.22	621	83.4
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$289,977,404	1,564	81.51	$185,408	5.717	356.53	667	79.3
PUD	$32,439,218	159	9.12	$204,020	5.472	356.80	678	79.0
CND	$28,058,784	168	7.89	$167,017	5.682	357.70	681	80.1
2-4U	$4,151,757	23	1.17	$180,511	6.189	357.42	691	81.0
CNDP	$1,116,249	5	0.31	$223,250	5.024	355.92	669	79.5
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$187,703,495	1,095	52.76	$171,419	5.824	357.46	674	80.2
RCO	$126,678,823	565	35.61	$224,210	5.488	355.16	666	78.2
RNC	$41,361,093	259	11.63	$159,695	5.742	357.57	657	79.1
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$345,759,098	1,862	97.19	$185,692	5.675	356.63	668	79.3
INV	$7,390,187	46	2.08	$160,656	6.544	357.53	727	81.4
2H	$2,594,125	11	0.73	$235,830	5.856	357.83	684	78.5
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$506,079	4	0.14	$126,520	5.266	177.17	687	66.9
181 - 240	$1,183,933	5	0.33	$236,787	5.369	239.00	703	73.3
301 - 360	$354,053,399	1,910	99.52	$185,368	5.697	357.30	669	79.4
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Collateral Grouped By Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL/ALT	$240,925,956	1,366	67.72	$176,373	5.631	356.39	662	79.3
REDUCED	$73,043,810	306	20.53	$238,705	6.125	357.52	690	79.6
FULL-DU	$36,880,361	226	10.37	$163,187	5.215	356.45	668	79.7
NINA	$2,871,256	11	0.81	$261,023	6.276	359.07	735	76.1
NO RATIO	$1,554,408	8	0.44	$194,301	5.734	358.73	736	82.5
STREAMLINE	$467,620	2	0.13	$233,810	5.401	354.75	548	63.8
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$942,232	3	0.26	$314,077	6.452	357.76	806	78.5
781 - 800	$5,032,315	31	1.41	$162,333	5.389	353.00	790	77.6
761 - 780	$9,810,506	47	2.76	$208,734	5.512	357.41	769	79.5
741 - 760	$18,230,977	84	5.12	$217,035	5.644	357.44	750	79.6
721 - 740	$24,441,799	109	6.87	$224,237	5.585	357.51	730	78.8
701 - 720	$25,760,322	139	7.24	$185,326	5.509	352.37	711	79.6
681 - 700	$41,720,767	207	11.73	$201,550	5.519	357.14	689	81.0
661 - 680	$59,644,468	322	16.77	$185,231	5.683	356.47	670	79.5
641 - 660	$61,156,214	334	17.19	$183,102	5.777	356.79	650	80.1
621 - 640	$60,588,057	335	17.03	$180,860	5.777	357.28	630	78.9
601 - 620	$38,343,036	256	10.78	$149,777	5.981	357.58	611	79.3
581 - 600	$5,913,504	32	1.66	$184,797	5.584	358.06	592	74.9
561 - 580	$2,344,018	12	0.66	$195,335	5.481	351.15	575	72.0
541 - 560	$1,588,564	6	0.45	$264,761	5.301	356.38	555	62.1
521 - 540	$226,633	2	0.06	$113,316	5.300	352.85	527	70.1
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Collateral Grouped Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$47,343,262	262	13.31	$180,699	5.945	357.23	687	78.2

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Collateral Grouped Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6	$1,981,096	11	0.56	$180,100	5.907	356.12	643	80.6
12	$21,250,751	108	5.97	$196,766	6.005	358.23	670	78.3
24	$88,715,965	435	24.94	$203,945	5.810	357.10	666	79.4
30	$430,800	1	0.12	$430,800	5.600	358.00	640	80.0
36	$190,279,866	1,073	53.49	$177,334	5.531	356.11	666	79.7
60	$5,741,670	29	1.61	$197,989	6.068	357.37	694	80.6
27	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

80% LTV/PMI Analysis (Excludes 1638 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$60,434,443	257	90.65	$235,153	5.607	356.49	672	87.9
> 80% LTV, with MI	$6,235,014	24	9.35	$259,792	5.714	358.05	711	90.2
	$66,669,457	281	100.00	$237,258	5.617	356.64	675	88.2

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
13 - 18	17	$14,624,322	59	4.11	$247,870	4.998	353.01	654	81.9
19 - 24	22	$134,021,137	639	37.67	$209,736	5.831	356.13	674	78.5
25 - 31	30	$24,542,784	112	6.90	$219,132	5.133	354.16	667	79.7
32 - 37	34	$167,695,189	1,034	47.14	$162,181	5.722	357.75	664	79.8
50 - 55	55	$363,646	2	0.10	$181,823	5.423	355.00	685	85.0
56 - 61	57	$13,175,983	69	3.70	$190,956	5.787	357.04	718	80.0
> 85	113	$1,320,350	4	0.37	$330,087	5.660	353.03	576	72.1
30		$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.001 - 2.000	$174,451	1	0.05	$174,451	6.000	359.00	656	80.0
2.001 - 3.000	$30,250,544	123	8.50	$245,939	5.464	358.35	708	79.3
3.001 - 4.000	$4,500,091	11	1.26	$409,099	6.060	357.66	716	81.0
4.001 - 5.000	$96,662,381	499	27.17	$193,712	5.105	354.91	683	78.5
5.001 - 6.000	$144,972,901	824	40.75	$175,938	5.734	357.17	657	78.8
6.001 - 7.000	$70,058,361	401	19.69	$174,709	6.222	356.95	658	81.0
7.001 - 8.000	$8,570,076	54	2.41	$158,705	7.779	358.51	658	83.8
8.001 - 9.000	$554,605	6	0.16	$92,434	8.925	358.98	626	84.7
5.295	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.001 - 8.000	$118,883	1	0.03	$118,883	6.625	357.00	666	80.0
9.001 - 10.000	$572,000	1	0.16	$572,000	4.999	358.00	654	80.0
10.001 - 11.000	$80,775,510	397	22.71	$203,465	4.844	355.88	682	78.5
11.001 - 12.000	$171,541,606	861	48.22	$199,235	5.530	355.98	669	79.0
12.001 - 13.000	$87,747,540	563	24.67	$155,857	6.474	358.37	662	80.3
13.001 - 14.000	$12,119,146	82	3.41	$147,794	7.465	358.56	652	82.2
14.001 - 15.000	$2,595,934	12	0.73	$216,328	8.226	357.73	662	84.4
15.001 - 16.000	$272,792	2	0.08	$136,396	9.114	359.00	617	84.3
11.669	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/05	$1,069,223	4	0.30	$267,306	4.872	351.00	628	73.5
01/06	$3,913,786	16	1.10	$244,612	4.941	352.00	646	81.2
02/06	$3,463,664	12	0.97	$288,639	5.048	353.00	688	82.7
03/06	$6,680,434	29	1.88	$230,360	5.015	354.08	646	83.2
04/06	$9,486,716	37	2.67	$256,398	5.422	355.13	662	80.1
05/06	$12,577,565	59	3.54	$213,179	5.156	351.74	671	77.9
06/06	$32,545,144	130	9.15	$250,347	6.217	357.07	683	79.3
07/06	$21,782,873	132	6.12	$165,022	5.977	358.21	674	77.1
08/06	$55,840,031	271	15.70	$206,052	5.781	355.86	671	78.5
09/06	$1,286,022	8	0.36	$160,753	5.808	360.00	682	80.9
12/06	$70,401	1	0.02	$70,401	4.950	351.00	621	80.0
01/07	$2,435,358	9	0.68	$270,595	4.958	352.00	684	78.2
02/07	$4,357,238	15	1.22	$290,483	5.074	353.00	677	80.6
03/07	$6,776,068	31	1.90	$218,583	5.021	354.35	668	79.6
04/07	$25,858,736	158	7.27	$163,663	5.258	355.56	658	79.7
05/07	$39,677,351	244	11.15	$162,612	5.251	356.31	669	80.1
06/07	$26,018,977	161	7.31	$161,609	5.537	357.29	664	80.0
07/07	$36,500,693	232	10.26	$157,331	6.043	358.43	656	79.5
08/07	$46,160,152	282	12.98	$163,688	6.154	359.07	666	79.5
09/07	$4,383,000	13	1.23	$337,154	5.482	360.00	697	80.3
04/09	$363,646	2	0.10	$181,823	5.423	355.00	685	85.0
05/09	$2,713,755	20	0.76	$135,688	4.844	356.00	728	78.0
06/09	$7,164,733	39	2.01	$183,711	6.007	357.00	703	81.0
07/09	$3,297,495	10	0.93	$329,750	6.086	358.00	742	79.4
09/13	$355,365	1	0.10	$355,365	5.875	348.00	609	90.0
11/13	$97,399	1	0.03	$97,399	5.500	350.00	521	70.9
04/14	$497,365	1	0.14	$497,365	5.750	355.00	579	67.1
05/14	$370,220	1	0.10	$370,220	5.375	356.00	555	62.0
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
24	$148,645,459	698	41.78	$212,959	5.749	355.83	672	78.9
35	$128,800	1	0.04	$128,800	4.900	357.00	728	80.0
36	$192,109,173	1,145	54.00	$167,781	5.648	357.30	664	79.8
60	$13,539,629	71	3.81	$190,699	5.777	356.99	717	80.1
120	$1,320,350	4	0.37	$330,087	5.660	353.03	576	72.1
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.001 - 2.000	$174,451	1	0.05	$174,451	6.000	359.00	656	80.0
2.001 - 3.000	$28,846,544	120	8.11	$240,388	5.471	358.31	709	79.4
3.001 - 4.000	$2,443,864	6	0.69	$407,311	6.472	358.21	753	82.1
4.001 - 5.000	$66,917,869	330	18.81	$202,781	4.867	355.52	681	79.0
5.001 - 6.000	$181,495,503	982	51.02	$184,822	5.579	356.14	662	78.9
6.001 - 7.000	$64,347,445	410	18.09	$156,945	6.585	358.20	658	80.3
7.001 - 8.000	$9,323,766	60	2.62	$155,396	7.603	358.41	657	82.8
8.001 - 9.000	$2,193,970	10	0.62	$219,397	8.347	357.50	656	85.1
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000	$76,981,852	331	21.64	$232,574	5.195	353.84	670	77.1
3.000	$249,652,624	1,469	70.18	$169,947	5.865	357.33	664	80.0
4.000	$415,895	1	0.12	$415,895	5.700	355.00	747	80.0
5.000	$3,769,422	11	1.06	$342,675	5.999	356.21	699	76.7
6.000	$24,923,618	107	7.01	$232,931	5.489	358.69	710	80.3
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$344,400,330	1,864	96.81	$184,764	5.708	356.64	668	79.4
2.000	$11,343,081	55	3.19	$206,238	5.285	357.19	698	77.4
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Range of DTI%								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 5.00	$854,452	7	0.24	$122,065	6.030	357.15	631	80.0
5.01 - 10.00	$154,181	1	0.04	$154,181	5.000	352.00	744	90.0
10.01 - 15.00	$931,565	9	0.26	$103,507	5.700	358.52	690	77.6
15.01 - 20.00	$6,237,565	40	1.75	$155,939	5.446	352.84	693	74.4
20.01 - 25.00	$10,683,398	74	3.00	$144,370	5.594	357.35	665	75.8
25.01 - 30.00	$22,715,195	125	6.39	$181,722	5.446	352.62	673	77.9
30.01 - 35.00	$37,025,265	190	10.41	$194,870	5.733	357.56	677	78.1
35.01 - 40.00	$59,987,369	337	16.86	$178,004	5.597	356.78	669	80.0
40.01 - 45.00	$74,039,967	420	20.81	$176,286	5.673	356.73	668	80.2
45.01 - 50.00	$119,269,835	612	33.53	$194,885	5.777	357.06	664	80.1
50.01 - 55.00	$11,259,884	55	3.17	$204,725	5.646	356.64	654	77.1
> 55.00	$871,082	3	0.24	$290,361	5.482	356.57	641	75.2
Unknown	$11,713,655	46	3.29	$254,645	6.132	357.65	707	78.7
40.76	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

MBS New Transaction

Computational Materials

$[930,930,529]
(Approximate)

CWALT, Inc.
Depositor

MORTGAGE PASS-THROUGH CERTIFICATES,
SERIES 2004-J9

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement or other final offering document relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the CWALT publicly offered securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to such securities has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement, or other final offering document relating to the Certificates, relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement, or other final offering documents relating to the Certificates, may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet

Date Prepared: August 19, 2004

[$930,930,529] (Approximate) (7)
CWALT Mortgage Pass-Through Certificates, Series 2004-J9

Class (1)(2)	Principal Balance (3)	WAL (Yrs) Call/Mat (4)	Payment Window (Mos) Call/Mat (4)	Expected Ratings (S&P/Moody's) (5)	Last Scheduled Distribution Date	Certificate Type
1-A-1	115,003,000	*Not Offered Herein*		[AAA/Aaa]		Floating Rate Senior
1-A-2	6,111,000	*Not Offered Herein*		[AAA/Aaa]		Fixed Rate Sequential
1-A-3	75,719,000	*Not Offered Herein*		[AAA/Aaa]		Fixed Rate Sequential
1-A-4	23,951,000	*Not Offered Herein*		[AAA/Aaa]		Fixed Rate Sequential
1-A-5	35,716,000	*Not Offered Herein*		[AAA/Aaa]		Fixed Rate Sequential
1-A-6	28,500,000	*Not Offered Herein*		[AAA/Aaa]		Fixed Rate Lockout
1-A-IO	300,000,000 (6)	*Not Offered Herein*		[AAA/Aaa]		Interest Only NAS
2-A	261,428,000	2.95 / 3.21	1-95 / 1-219	[AAA/Aaa]	September 2034	Floating Rate Senior
2-A-IO	275,187,119 (6)	*Not Offered Herein*		[AAA/Aaa]		Interest Only NAS
3-A	337,956,000	2.95 / 3.21	1-95 / 1-219	[AAA/Aaa]	September 2034	Floating Rate Senior
3-A-IO	355,743,411 (6)	*Not Offered Herein*		[AAA/Aaa]		Interest Only NAS
M-1	23,273,000	*Not Offered Herein*		[AA/Aa2]		Floating Rate Mezzanine
M-2	13,963,000	*Not Offered Herein*		[A/A2]		Floating Rate Mezzanine
B	9,310,529	*Not Offered Herein*		[BBB]/[Baa2]		Floating Rate Subordinate
C				Not Offered		
P				Not Offered		
Total:	[$930,930,529] (7)					

(1) *The Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4, Class 1-A-5 and Class 1-A-6 Certificates (collectively, the "Class 1-A Certificates") and Class 1-A-IO Certificates (together, with the Class 2-A-IO and the Class 3-A-IO Certificates, the "Class A-IO Certificates", all of which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans. The Class 2-A-IO (which are not offered herein) and Class 2-A Certificates are backed primarily by the cashflows from the Group 2 Mortgage Loans. The Class 3-A-IO (which are not offered herein) and Class 3-A Certificates (together, with the Class 1-A Certificates, Class 1-A-IO Certificates, Class 2-A Certificates, and Class 2-A-IO Certificates, the "Senior Certificates") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain conditions referred to under "Certificates Priority of Distributions", cashflows from one Group of Mortgage Loans may be used to make certain payments to the Senior Certificates related to the other Group. The Class M-1, Class M-2 and Class B Certificates (the "Subordinate Certificates" which are not offered herein) are backed by the cashflows from all of the Mortgage Loans.*

(2) *The margins on the Class 2-A and Class 3-A Certificates double and the margins on the Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupons on the Class 1-A-4, Class 1-A-5 and Class 1-A-6 Certificates increase by 0.50% after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: [TBD].*

(6) *Notional Balance.*

(7) *Excludes the Class 1-A-IO, Class 2-A-IO and Class 3-A-IO notional balances.*

Trust:	Mortgage Pass-Through Certificates, Series 2004-J9.
Depositor:	CWALT, Inc.
Seller:	Countrywide Home Loans, Inc (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriter:	Countrywide Securities Corporation.
Trustee/Custodian:	The Bank of New York, a New York banking corporation.
Offered Certificates:	The Senior Certificates (including the Class 1-A, Class 1-A-IO, Class 2-A-IO, Class 3-A-IO, Class M and Class B which are not being offered herein) and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates***" and are expected to be offered as described in the final prospectus supplement.
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"
Floating Rate Certificates:	The ***"Floating Rate Certificates"*** consist of the Class 1-A-1, Class 2-A, Class 3-A and Subordinate Certificates.
Fixed Rate Certificates:	The ***"Fixed Rate Certificates"*** consist of the Class 1-A Certificates (other than the Class 1-A-1 Certificates), the Class 1-A-IO Certificates , the Class 2-A-IO Certificates, and the Class 3-A-IO Certificates.
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	[August 1], 2004.
Cut-off Date:	The later of [August 1,] 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	August [19], 2004.
Expected Closing Date:	September [30], 2004.
Expected Settlement Date:	September [30], 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in October 2004.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from September 1, 2004 up to, but not including, the Settlement Date.

Interest Accrual Period: The "***Interest Accrual Period***" for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis). The "***Interest Accrual Period***" for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (calculated on a 30/360 day basis).

ERISA Eligibility: The Senior Certificates and the Subordinate Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.

SMMEA Eligibility: The Senior Certificates and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call by the Master Servicer (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 8% CPR in month 1, an additional 1/11th of 16% CPR for each month thereafter, building to 24% CPR in month 12 and remaining constant thereafter.

Adjustable Rate Mortgage Loans
25% CPR.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans as of the Sample Pool Calculation Date (the "***Sample Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Closing Date Pool***"). The characteristics of the Closing Date Pool may vary from the characteristics of the Sample Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Sample Pool Calculation Date, the aggregate principal balance of the Sample Pool Mortgage Loans was approximately [$918,186,168] of which: (i) approximately [$287,255,639] are conforming fixed rate Mortgage Loans (the "***Group 1 Mortgage Loans***" or "***Fixed Rate Mortgage Loans***"), (ii) approximately [$275,187,118] are conforming Mortgage Loans that have a fixed rate period of two, three, or five years after origination and thereafter adjust semi-annually or annually based on the six-month LIBOR, one-year LIBOR or one-year CMT index (the "***Group 2 Mortgage Loans***"), and (iii) approximately [$355,743,411] are non-conforming Mortgage Loans that have a fixed rate period of two, three, five, or ten years after origination and thereafter adjust semi-annually or annually based on the six-month LIBOR, one-year LIBOR or one-year CMT index (the "***Group 3 Mortgage Loans***"), together with the Group 2 Mortgage Loans, the "***Hybrid ARM Mortgage Loans***". Collectively, the Fixed Rate Mortgage Loans and the Hybrid ARM Mortgage Loans are the ***Mortgage Loans***.

Pass-Through Rate: The Pass-Through Rate for each class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the related Net Rate Cap.

The Pass-Through Rate on each class of Fixed Rate Certificates (other than the Class A-IO Certificates) will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.

The Class A-IO Certificates will accrue interest based on (i) the lesser of the related Notional Balance set forth below and the actual unpaid principal balance of the related Mortgage Loans and (ii) the applicable rate set forth below (the *"Class A-IO Certificate Rate"*):

Period	1-A-IO Notional Balance ($)	1-A-IO Rate (%)	2-A-IO Notional Balance ($)	2-A-IO Rate (%)	3-A-IO Notional Balance ($)	3-A-IO Rate (%)
1	300,000,000.00	0.65	275,187,118.51	0.65	355,743,411.24	0.65
2	277,750,854.93	0.65	254,824,025.78	0.65	329,393,787.48	0.65
3	257,150,578.45	0.65	235,967,104.45	0.65	304,994,891.71	0.65
4	238,077,055.74	0.65	218,504,993.52	0.65	282,402,373.09	0.65
5	220,417,210.26	0.65	202,334,562.57	0.65	261,482,557.97	0.65
6	204,066,335.16	0.65	187,360,303.73	0.65	242,111,660.39	0.65
7	188,927,474.15	0.65	173,493,768.39	0.65	224,175,051.08	0.65
8	174,910,848.06	0.65	160,653,045.68	0.65	207,566,580.31	0.65
9	161,933,323.93	0.65	148,762,279.34	0.65	192,187,950.95	0.65
10	149,917,923.21	0.65	137,751,220.41	0.65	177,948,137.74	0.65
11	138,793,366.46	0.65	127,554,812.80	0.65	164,762,849.58	0.65
12	128,493,651.62	0.65	118,112,809.61	0.65	152,554,031.53	0.65
13	118,957,663.55	0.65	109,369,417.77	0.65	141,249,403.61	0.65
14	110,128,812.38	0.65	101,272,968.83	0.65	130,782,033.74	0.65
15	101,954,698.64	0.65	93,775,614.21	0.65	121,089,942.18	0.65
16	94,386,803.15	0.65	86,833,042.88	0.65	112,115,735.31	0.65
17	87,380,199.84	0.65	80,404,219.91	0.65	103,806,266.38	0.65
18	80,893,289.85	0.65	74,451,144.33	0.65	96,112,321.43	0.65
19	74,887,555.25	0.65	68,938,624.92	0.65	88,988,328.36	0.65
20	69,327,330.97	0.65	63,834,072.54	0.65	82,392,087.59	0.65
21	64,179,593.69	0.65	59,107,307.78	0.65	76,284,522.53	0.65
22	59,413,766.23	0.65	54,730,382.83	0.65	70,629,448.61	0.65
23	55,001,536.50	0.65	50,677,442.45	0.65	65,393,406.21	0.65
24	50,916,689.81	0.65	46,929,076.88	0.65	60,551,250.33	0.65
25	47,134,953.57	0.65	43,457,847.37	0.65	56,067,522.16	0.65
26	43,633,853.54	0.65	40,243,258.52	0.65	51,915,628.50	0.65
27	40,392,580.63	0.65	37,266,343.94	0.65	48,071,022.87	0.65
28	37,391,867.63	0.65	34,509,538.38	0.65	44,510,973.74	0.65
29	34,613,875.07	0.65	31,956,581.44	0.65	41,214,430.34	0.65
30	32,042,085.43	0.65	29,592,399.03	0.65	38,161,898.49	0.65
31	0.00	0.00	0.00	0.00	0.00	0.00

Adjusted Net Mortgage Rate: The *"Adjusted Net Mortgage Rate"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the premium for lender paid mortgage insurance (if any), less the sum of (a) the servicing fee rate and (b) the trustee fee rate.

Maximum Rate: The *"Maximum Rate"* will be equal to [11.25%].

Net Rate Cap:

The *"Net Rate Cap"* is generally, subject to certain exceptions described in the prospectus supplement, equal to:

With respect to the Class 1-A Certificates, (i) the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans minus (ii) the product of (a) the Pass-Through Rate on the Class 1-A-IO Certificates and (b) a fraction, the numerator of which is the Notional Balance of the Class 1-A-IO

Certificates and the denominator of which is the unpaid principal balance of the Group 1 Mortgage Loans (in the case of the Class 1-A-1 Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

With respect to the Class 2-A Certificates, (i) the weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans minus (ii) the product of (a) the Pass-Through Rate on the Class 2-A-IO Certificates and (b) a fraction, the numerator of which is the Notional Balance of the Class 2-A-IO Certificates and the denominator of which is the unpaid principal balance of the Group 2 Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

With respect to the Class 3-A Certificates, (i) the weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans minus (ii) the product of (a) the Pass-Through Rate on the Class 3-A-IO Certificates and (b) a fraction, the numerator of which is the Notional Balance of the Class 3-A-IO Certificates and the denominator of which is the unpaid principal balance of the Group 3 Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

With respect to the Subordinate Certificates, the weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the Group 1, Group 2 and Group 3 Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Offered Certificates (other than the Class A-IO Certificates), on any Distribution Date, the *"Net Rate Carryover"* will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon at the Pass-Through Rate (without giving effect to the Net Rate Cap, and in the case of the Floating Rate Certificates, up to the Maximum Rate) over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the related Net Rate Cap, and in the case of the Floating Rate Certificates, up to the Maximum Rate). Net Rate Carryover will be paid to the extent available from Excess Cashflow relating to the applicable Loan Group (or Loan Groups) as described under "Certificates Priority of Distributions" below and, as it relates to the Class 2-A, Class 3-A and Subordinate Certificates only, from proceeds received on the related Corridor Contract.

Corridor Contracts:

The Trust will include three Corridor Contracts, one only for the benefit of the Class 2-A Certificates, one only for the benefit of the Class 3-A Certificates, and the other for the benefit of the Subordinate Certificates (the ***"Class 2-A Corridor Contract"***, the "***Class 3-A Corridor Contract***", and the "***Subordinate Corridor Contract,***" respectively, and, collectively, the "***Corridor Contracts***"). After the Closing Date, the notional amount of the Corridor Contracts will each amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates any related Net Rate Carryover, (b) the Class 3-A Corridor Contract will be available to pay the holders of the Class 3-A Certificates any related Net Rate Carryover and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates any related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay any Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Class C Certificate(s) and will not be available for payments of any Net Rate Carryover on any class of Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/Moody's	Initial Subordination (after required target is reached) (1)	Target Subordination at Stepdown (1)
1-A	[AAA/Aaa]	[TBD]	[TBD]
2-A	[AAA/Aaa]	[TBD]	[TBD]
3-A	[AAA/Aaa]	[TBD]	[TBD]
M-1	[AA/Aa2]	[TBD]	[TBD]
M-2	[A/A2]	[TBD]	[TBD]
B	[BBB/Baa2]	[TBD]	[TBD]

(1) Initial Overcollateralization at closing is zero. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2 and Class B Certificates, with each subsequent class providing credit support for the prior class or classes, if any.

Overcollateralization:

Commencing in April 2005, any Excess Cashflow will be applied as principal on the Offered Certificates, in which case the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization. Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow and then by Overcollateralization. In the event that the Overcollateralization is not at its target or is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target: Prior to the Distribution Date in April 2005, the Overcollateralization Target will be zero. For the Distribution Date in April 2005 and any Distribution thereafter prior to the Stepdown Date, the Overcollateralization Target will be equal to [0.50-2.00%] of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of O/C will be approximately zero.

On or after the Stepdown Date, [1.00-4.00%] of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to [0.35-0.75%] of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount on the immediately preceding Distribution Date.

Excess Cashflow: ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds [TBD] times the Senior Enhancement Percentage. As used above, the ***"Senior Enhancement Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will be in effect if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	Percentage
37 – 48	[TBD]% with respect to October 2007, plus an additional 1/12th of [TBD]% for each month thereafter until September 2008
49 – 60	[TBD]% with respect to October 2008, plus an additional 1/12th of [TBD]% for each month thereafter until September 2009
61 – 72	[TBD]% with respect to October 2009, plus an additional 1/12th of [TBD]% for each month thereafter until September 2010
73 +	[TBD]%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in October 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to [TBD] of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates in the following order: to the Class B, Class M-2 and Class M-1 Certificates, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, as follows: (i) current and unpaid interest concurrently, (a) from interest funds related to the Group 1 Mortgage Loans, *pro rata*, to the Class 1-A and Class 1-A-IO Certificates, (b) from interest funds related to the Group 2 Mortgage Loans, *pro rata*, to the Class 2-A and Class 2-A-IO Certificates and (c) from interest funds related to the Group 3 Mortgage Loans, *pro rata*, to the Class 3-A and Class 3-A-IO Certificates, then (ii) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2 and Class B Certificates;
2) Principal funds, as follows: (i) concurrently, (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates (in the manner and priority set forth under "Class 1-A Principal Distribution" below), (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates, and (c) from principal funds related to the Group 3 Mortgage Loans to the Class 3-A Certificates, then (ii) from principal funds related to all of the Mortgage Loans sequentially, to the Class M-1, Class M-2 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Beginning on the distribution date in April 2005, any remaining Excess Cashflow, to the Senior Certificates (other than the Class A-IO Certificates) and/or Subordinate Certificates (as applicable) to build or maintain Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay (a) any unpaid interest sequentially, to the Class M-1, Class M-2 and Class B Certificates, then (b) any unpaid realized loss amounts sequentially, to the Class M-1, Class M-2 and Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the applicable Corridor Contract (as described above); and
6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2 and the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, all Classes of Senior Certificates related to one Loan Group are retired prior to the other Senior Certificates related to the other Loan Group, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all of the Senior and Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, to the Senior Certificates, concurrently, (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates (as described under "Class 1-A Principal Distribution" below), (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates, and (c) from principal funds related to the Group 3 Mortgage Loans to the Class 3-A Certificates, in each case, such that the Senior Certificates in the aggregate will have [TBD] Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have [TBD] Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have [TBD] Subordination and (iv) fourth, to the Class B Certificates such that the Class B Certificates will have [TBD] Subordination; each subject to the required Overcollateralization Target.

Provided, however, that if the Subordinate Certificates are paid to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

Class 1-A Principal Distribution:

Principal will be distributed to the 1-A Certificates in the following order of priority:

1. To the Class 1-A-6 Certificates, the Lockout Percentage of their pro rata share of principal as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Sequentially to the Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4, Class 1-A-5 and Class 1-A-6 Certificates, until their respective principal balances are reduced to zero.

[Discount Margin Tables, Corridor Contracts Schedules, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin Tables (in bps) (1)

Class 2-A (To Call)

Margin

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	37	37	37	37	37
WAL (yr)	19.77	3.76	2.95	2.40	1.82
MDUR (yr)	16.04	3.55	2.83	2.31	1.77
First Prin Pay	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
Last Prin Pay	Apr-33	Sep-14	Aug-12	Mar-11	Sep-09

Class 2-A (To Maturity)

Margin

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	37	39	40	40	40
WAL (yr)	19.83	4.07	3.21	2.61	1.98
MDUR (yr)	16.07	3.80	3.04	2.50	1.92
First Prin Pay	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
Last Prin Pay	Jun-34	Nov-26	Dec-22	Oct-19	Jun-16

(1) See definition of Pricing Prepayment Speed above.

Discount Margin Tables (in bps) (1)

Class 3-A (To Call)

Margin

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	37	37	37	37	37
WAL (yr)	19.70	3.75	2.95	2.39	1.82
MDUR (yr)	15.98	3.54	2.82	2.31	1.77
First Prin Pay	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
Last Prin Pay	Apr-33	Sep-14	Aug-12	Mar-11	Sep-09

Class 3-A (To Maturity)

Margin

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	37	39	40	40	40
WAL (yr)	19.76	4.06	3.21	2.61	1.98
MDUR (yr)	16.01	3.79	3.03	2.49	1.91
First Prin Pay	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
Last Prin Pay	Jul-34	Nov-26	Dec-22	Oct-19	May-16

(1) See definition of Pricing Prepayment Speed above.

Class 2-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	261,428,000	5.50800	5.50800	31	118,186,231	6.73548	9.30000
2	254,769,439	4.47097	9.30000	32	115,002,140	6.96000	9.32000
3	248,271,279	4.65000	9.30000	33	111,894,524	6.73548	9.37000
4	241,929,669	4.52903	9.30000	34	108,861,554	8.59000	9.46000
5	235,740,852	4.55806	9.30000	35	105,913,216	8.56452	10.19000
6	229,701,158	5.07857	9.30000	36	103,039,204	8.57419	10.08000
7	223,807,008	4.61613	9.30000	37	100,233,926	8.86000	10.12000
8	218,054,905	4.79000	9.30000	38	98,608,375	8.57419	10.08000
9	212,441,440	4.65484	9.30000	39	96,229,657	8.86000	10.13000
10	206,963,281	4.83000	9.30000	40	93,907,828	9.15484	10.12000
11	201,617,180	4.69355	9.30000	41	91,643,948	9.40645	10.16000
12	196,399,965	4.71290	9.30000	42	89,436,695	10.05517	10.20000
13	191,308,540	4.89000	9.30000	43	87,282,155	9.40645	10.16000
14	186,339,882	4.75161	9.30000	44	85,179,062	9.72000	10.20000
15	181,491,043	4.93000	9.30000	45	83,126,189	9.40645	10.22000
16	176,759,143	4.78065	9.30000	46	81,122,342	10.19000	10.31000
17	172,141,373	4.80000	9.30000	47	79,168,185	9.86129	9.86129
18	167,634,991	5.32500	9.30000				
19	163,237,319	4.82903	9.30000				
20	158,945,745	5.00000	9.30000				
21	154,757,718	4.84839	9.29000				
22	150,670,751	5.65000	9.27000				
23	146,682,495	6.09677	9.31000				
24	142,808,475	6.10645	9.27000				
25	139,027,610	6.32000	9.28000				
26	135,337,619	6.12581	9.27000				
27	131,736,324	6.34000	9.29000				
28	128,221,602	6.32903	9.30000				
29	124,791,409	6.59032	9.30000				
30	121,448,674	7.30714	9.32000				

Class 3-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	337,956,000	5.53200	5.53200	31	152,354,490	6.60000	9.30000
2	329,321,297	4.49032	9.30000	32	148,234,006	6.82000	9.32000
3	320,895,105	4.68000	9.30000	33	144,212,759	6.60000	9.37000
4	312,672,407	4.54839	9.30000	34	140,288,368	7.93000	9.46000
5	304,648,310	4.57742	9.30000	35	136,458,563	8.63226	10.19000
6	296,818,035	5.10000	9.30000	36	132,745,557	8.64194	10.08000
7	289,176,920	4.63548	9.30000	37	129,121,575	8.93000	10.12000
8	281,720,413	4.81000	9.30000	38	127,021,698	8.64194	10.08000
9	274,444,073	4.67419	9.30000	39	123,949,007	8.93000	10.13000
10	267,343,565	4.85000	9.30000	40	120,949,919	9.01935	10.12000
11	260,414,657	4.72258	9.30000	41	118,022,718	9.52258	10.16000
12	253,653,219	4.74194	9.30000	42	115,172,906	10.17931	10.20000
13	247,055,221	4.91000	9.30000	43	112,391,303	9.52258	10.16000
14	240,616,727	4.77097	9.30000	44	109,676,210	9.84000	10.20000
15	234,333,899	4.95000	9.30000	45	107,026,042	9.52258	10.22000
16	228,202,989	4.80000	9.30000	46	104,439,250	10.14000	10.31000
17	222,220,340	4.81935	9.30000				
18	216,382,380	5.34643	9.30000				
19	210,685,627	4.84839	9.30000				
20	205,126,679	5.02000	9.30000				
21	199,702,218	4.86774	9.29000				
22	194,409,004	5.53000	9.27000				
23	189,244,042	5.99032	9.31000				
24	184,227,571	6.00968	9.27000				
25	179,332,320	6.22000	9.28000				
26	174,555,040	6.02903	9.27000				
27	169,892,899	6.23000	9.29000				
28	165,343,134	6.18387	9.30000				
29	160,903,113	6.44516	9.30000				
30	156,576,649	7.15714	9.32000				

Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	5.51	5.51	50	9.05	10.00
2	4.47	9.30	51	9.35	10.34
3	4.65	9.30	52	9.19	10.33
4	4.53	9.30	53	9.26	10.33
5	4.56	9.30	54	10.25	11.44
6	5.08	9.30	55	9.25	10.33
7	4.61	9.30	56	9.56	10.67
8	4.79	9.30	57	9.25	10.33
9	4.66	9.30	58	9.93	11.11
10	4.83	9.30	59	9.64	10.76
11	4.70	9.30	60	9.64	10.76
12	4.72	9.30	61	9.96	11.12
13	4.89	9.30	62	9.64	10.76
14	4.75	9.30	63	9.96	11.12
15	4.93	9.30	64	9.70	10.83
16	4.78	9.30	65	9.74	10.83
17	4.80	9.30	66	10.78	12.00
18	5.33	9.30	67	9.74	10.83
19	4.83	9.30	68	10.06	11.20
20	5.00	9.30	69	9.74	10.83
21	4.85	9.29	70	10.20	11.21
22	5.55	9.27	71	9.91	10.85
23	6.00	9.31	72	9.91	10.85
24	6.01	9.27	73	10.24	11.21
25	6.22	9.28	74	9.91	10.85
26	6.03	9.27	75	10.24	11.21
27	6.24	9.29	76	10.04	10.85
28	6.19	9.30	77	10.09	10.85
29	6.45	9.30	78	11.17	12.01
30	7.15	9.32	79	10.09	10.85
31	6.60	9.30	80	10.43	11.21
32	6.82	9.32	81	10.09	10.85
33	6.60	9.37	82	10.52	11.21
34	8.28	9.46	83	10.20	10.85
35	8.27	10.19	84	10.20	10.85
36	8.27	10.08	85	10.54	11.21
37	8.54	10.12	86	10.20	10.85
38	8.27	10.07	87	10.54	11.21
39	8.54	10.12	88	10.21	10.85
40	8.68	10.12	89	10.23	10.85
41	8.76	10.16	90	10.93	11.60
42	9.36	10.20	91	10.23	10.85
43	8.76	10.16	92	10.57	11.21
44	9.05	10.20	93	10.23	10.85
45	8.76	10.22	94	10.63	11.21
46	9.30	10.31	95	10.30	10.85
47	9.05	10.00	96	10.30	10.85
48	9.05	10.00			
49	9.35	10.34			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Class 3-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	5.53	5.53
2	4.49	9.30
3	4.68	9.30
4	4.55	9.30
5	4.58	9.30
6	5.10	9.30
7	4.63	9.30
8	4.81	9.30
9	4.68	9.30
10	4.85	9.30
11	4.72	9.30
12	4.74	9.30
13	4.91	9.30
14	4.77	9.30
15	4.95	9.30
16	4.80	9.30
17	4.82	9.30
18	5.35	9.30
19	4.85	9.30
20	5.02	9.30
21	4.87	9.29
22	5.44	9.27
23	5.90	9.31
24	5.92	9.27
25	6.13	9.28
26	5.94	9.27
27	6.15	9.29
28	6.07	9.30
29	6.33	9.30
30	7.02	9.32
31	6.48	9.30
32	6.70	9.32
33	6.48	9.37
34	7.67	9.46
35	8.39	10.19
36	8.40	10.08
37	8.68	10.12
38	8.40	10.07
39	8.68	10.12
40	8.61	10.12
41	8.93	10.16
42	9.55	10.20
43	8.93	10.16
44	9.23	10.20
45	8.93	10.22
46	9.32	10.31
47	9.27	10.20
48	9.27	10.21
49	9.58	10.55
50	9.27	10.21
51	9.58	10.55
52	9.37	10.37
53	9.49	10.61
54	10.51	11.75
55	9.49	10.61
56	9.81	10.97
57	9.49	10.61
58	10.00	11.14
59	9.71	10.80
60	9.72	10.80
61	10.04	11.16
62	9.72	10.80
63	10.04	11.16
64	9.76	10.85
65	9.83	10.85
66	10.88	12.01
67	9.83	10.85
68	10.15	11.21
69	9.83	10.85
70	10.24	11.22
71	9.99	10.86
72	9.99	10.86
73	10.32	11.22
74	9.99	10.86
75	10.32	11.22
76	10.07	10.86
77	10.18	10.86
78	11.27	12.82
79	10.18	10.86
80	10.52	11.22
81	10.18	10.86
82	10.58	11.22
83	10.27	10.86
84	10.27	10.86
85	10.61	11.22
86	10.27	10.86
87	10.61	11.22
88	10.28	10.86
89	10.31	10.86
90	11.02	11.60
91	10.31	10.86
92	10.65	11.22
93	10.31	10.86
94	10.70	11.22
95	10.38	10.86
96	10.38	10.86

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

Summary of Loans in Statistical Calculation Pool			Range
Total Number of Loans		1,255	
Total Outstanding Balance		$275,187,118	
Average Loan Balance		$219,273	$57,551 to $559,900
WA Mortgage Rate		5.680%	4.125% to 9.450%
WA Mortgage Rate Net LPMI		5.678%	4.125% to 9.450%
Net WAC		5.240%	3.691% to 9.066%
ARM Characteristics			
WA Gross Margin		5.217%	2.250% to 9.200%
WA Months to First Roll		30	15 to 58
WA First Periodic Cap		3.126%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.058%	1.000% to 2.000%
WA Lifetime Cap		11.650%	6.375% to 15.450%
WA Lifetime Floor		5.367%	2.250% to 9.200%
WA Original Term (months)		360	180 to 360
WA Remaining Term (months)		357	179 to 360
WA Age (months)		3	0 to 9
WA LTV		79.71%	27.19% to 99.94%
WA FICO		672	
WA DTI%		41.32%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		85.18%	
Prepay Moves Exempted	Soft	0.31%	
	Hard	47.21%	
	No Prepay	14.82%	
	Unknown	37.66%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	50.01%	SFR	75.39%	FULL/AL	57.57%	PUR	52.36%	OO	95.27%	0	14.82%
FL	5.69%	PUD	11.21%	REDUCE	28.09%	RCO	39.50%	INV	3.63%	6	0.48%
WA	4.59%	CND	9.30%	FULL-DU	12.59%	RNC	8.15%	2H	1.10%	12	6.47%
AZ	4.05%	2-4U	4.10%	NINA	1.25%					24	27.35%
VA	2.84%			NO RATI	0.50%					36	47.93%
										60	2.94%

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2/13 LIB6M	$156,430	1	0.06	$156,430	5.350	179.00	640	54.1
2/18 LIB6M	$265,731	1	0.10	$265,731	4.750	237.00	685	86.4
2/28 LIB6M	$73,350,100	316	26.65	$232,121	5.619	357.50	665	78.8
2/28 LIB6M - IO	$51,680,076	222	18.78	$232,793	5.999	356.78	678	80.6
3/27 LIB6M	$53,298,389	255	19.37	$209,013	5.652	357.28	663	80.3
3/27 LIB6M - IO	$71,763,275	352	26.08	$203,873	5.572	356.95	667	80.0
3/1 LIB12M - IO	$335,610	2	0.12	$167,805	5.385	359.44	750	94.9
5/25 LIB6M	$4,531,500	20	1.65	$226,575	6.042	356.98	702	78.5
5/25 LIB6M - IO	$19,546,606	85	7.10	$229,960	5.483	356.59	710	78.2
5/1 CMT1Y	$259,402	1	0.09	$259,402	5.250	358.00	672	80.0
	$275,187,118	**1,255**	**100.00**	**$219,273**	**5.680**	**356.89**	**672**	**79.7**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $100,000.00	$1,516,253	18	0.55	$84,236	7.119	358.17	658	79.0
$100,000.01 - $150,000.00	$19,369,234	148	7.04	$130,873	6.406	358.05	663	80.6
$150,000.01 - $200,000.00	$68,716,184	386	24.97	$178,021	5.933	357.17	665	80.1
$200,000.01 - $250,000.00	$68,702,648	304	24.97	$225,996	5.513	356.85	668	79.2
$250,000.01 - $300,000.00	$72,866,987	264	26.48	$276,011	5.474	356.39	676	79.6
$300,000.01 - $350,000.00	$39,019,013	123	14.18	$317,228	5.460	356.63	679	80.1
$350,000.01 - $400,000.00	$3,069,787	8	1.12	$383,723	6.118	358.51	689	81.5
$400,000.01 - $450,000.00	$409,507	1	0.15	$409,507	6.625	357.00	762	75.0
$450,000.01 - $500,000.00	$957,604	2	0.35	$478,802	5.305	356.48	708	64.7
$550,000.01 - $600,000.00	$559,900	1	0.20	$559,900	5.999	358.00	807	80.0
	$275,187,118	**1,255**	**100.00**	**$219,273**	**5.680**	**356.89**	**672**	**79.7**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $100,000.00	$1,516,253	18	0.55	$84,236	7.119	358.17	658	79.0
$100,000.01 - $150,000.00	$19,369,234	148	7.04	$130,873	6.406	358.05	663	80.6
$150,000.01 - $200,000.00	$68,716,184	386	24.97	$178,021	5.933	357.17	665	80.1
$200,000.01 - $250,000.00	$67,705,937	300	24.60	$225,686	5.521	356.90	669	79.1
$250,000.01 - $300,000.00	$72,071,218	262	26.19	$275,081	5.482	356.39	677	79.5
$300,000.01 - $350,000.00	$40,811,493	129	14.83	$316,368	5.433	356.56	678	80.2
$350,000.01 - $400,000.00	$3,069,787	8	1.12	$383,723	6.118	358.51	689	81.5
$400,000.01 - $450,000.00	$409,507	1	0.15	$409,507	6.625	357.00	762	75.0
$450,000.01 - $500,000.00	$957,604	2	0.35	$478,802	5.305	356.48	708	64.7
$550,000.01 - $600,000.00	$559,900	1	0.20	$559,900	5.999	358.00	807	80.0
	$275,187,118	**1,255**	**100.00**	**$219,273**	**5.680**	**356.89**	**672**	**79.7**

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$256,000	1	0.09	$256,000	5.990	358.00	628	80.0
AL	$187,599	1	0.07	$187,599	4.700	356.00	694	80.0
AZ	$11,149,537	61	4.05	$182,779	5.732	357.30	662	81.4
CA	$137,630,229	565	50.01	$243,593	5.522	356.33	676	78.7
CO	$5,449,809	29	1.98	$187,924	5.936	357.62	659	80.4
CT	$2,360,032	11	0.86	$214,548	5.595	358.66	696	72.1
DE	$227,700	1	0.08	$227,700	5.990	356.00	651	90.0
FL	$15,657,545	77	5.69	$203,345	5.567	357.75	678	81.0
GA	$4,246,184	25	1.54	$169,847	5.659	357.81	672	80.9
HI	$2,318,045	8	0.84	$289,756	5.036	355.88	679	64.1
IA	$148,123	1	0.05	$148,123	6.500	359.00	658	80.0
ID	$527,889	3	0.19	$175,963	5.935	357.78	625	80.0
IL	$4,816,427	25	1.75	$192,657	6.499	358.47	648	80.7
IN	$1,838,633	8	0.67	$229,829	5.745	357.65	663	83.7
KS	$442,800	2	0.16	$221,400	5.830	356.64	688	83.2
KY	$102,644	1	0.04	$102,644	7.400	359.00	671	80.0
MA	$6,802,384	28	2.47	$242,942	5.398	357.57	660	79.5
MD	$6,020,819	30	2.19	$200,694	5.789	357.59	665	80.5
MI	$2,778,579	15	1.01	$185,239	6.324	358.81	681	81.2
MN	$7,473,215	42	2.72	$177,934	6.131	358.04	667	81.2
MO	$1,844,631	9	0.67	$204,959	5.634	358.08	653	84.1
MS	$428,000	2	0.16	$214,000	4.892	356.54	694	80.0
NC	$3,453,631	19	1.26	$181,770	6.122	357.64	660	81.0
NE	$199,124	1	0.07	$199,124	7.100	359.00	723	80.0
NH	$184,903	1	0.07	$184,903	5.650	359.00	655	60.7
NJ	$3,640,445	16	1.32	$227,528	6.818	358.65	664	83.9
NM	$324,802	1	0.12	$324,802	5.300	358.00	635	80.0
NV	$5,014,163	23	1.82	$218,007	5.736	357.14	686	81.4
NY	$6,413,771	23	2.33	$278,860	5.617	353.24	665	81.6
OH	$4,607,401	27	1.67	$170,644	6.058	357.61	655	81.8
OK	$286,100	2	0.10	$143,050	6.208	357.28	652	87.0
OR	$6,365,517	37	2.31	$172,041	6.430	357.24	677	82.4
PA	$1,871,962	11	0.68	$170,178	5.687	358.14	682	78.8
RI	$1,578,630	8	0.57	$197,329	6.194	358.22	663	76.3
SC	$1,826,831	10	0.66	$182,683	6.430	358.05	641	84.5
TN	$2,951,192	14	1.07	$210,799	5.754	357.55	663	81.3
TX	$1,148,133	6	0.42	$191,355	5.313	357.29	664	79.3
UT	$1,051,220	5	0.38	$210,244	5.442	357.14	650	84.2
VA	$7,808,075	36	2.84	$216,891	5.806	357.76	682	80.4
WA	$12,620,223	62	4.59	$203,552	5.626	357.11	672	80.8
WI	$1,035,457	7	0.38	$147,922	6.515	358.54	678	81.7
WV	$98,716	1	0.04	$98,716	6.950	359.00	679	80.0
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$2,928,266	13	1.06	$225,251	5.150	357.22	671	42.2
50.01 - 55.00	$3,169,003	13	1.15	$243,769	5.362	348.34	674	52.0
55.01 - 60.00	$4,267,417	18	1.55	$237,079	5.286	357.94	683	57.7
60.01 - 65.00	$6,409,948	27	2.33	$237,405	5.238	357.60	656	63.3
65.01 - 70.00	$9,347,529	38	3.40	$245,988	5.218	356.71	660	68.5
70.01 - 75.00	$13,537,009	56	4.92	$241,732	5.356	356.82	679	74.0
75.01 - 80.00	$175,592,153	831	63.81	$211,302	5.746	357.17	673	79.9
80.01 - 85.00	$15,359,342	65	5.58	$236,298	5.429	357.45	670	84.1
85.01 - 90.00	$36,013,827	157	13.09	$229,387	5.922	355.98	666	89.6
90.01 - 95.00	$8,237,126	35	2.99	$235,346	5.515	356.36	672	94.5
95.01 - 100.00	$325,500	2	0.12	$162,750	8.181	357.00	661	99.8
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.000 - 4.499	$1,079,939	4	0.39	$269,985	4.209	356.19	751	66.9
4.500 - 4.999	$59,071,312	246	21.47	$240,127	4.781	355.47	679	78.6
5.000 - 5.499	$79,473,786	328	28.88	$242,298	5.233	356.57	667	79.1
5.500 - 5.999	$58,824,176	269	21.38	$218,677	5.743	357.11	677	79.7
6.000 - 6.499	$25,738,561	139	9.35	$185,170	6.221	358.18	670	80.4
6.500 - 6.999	$26,344,196	135	9.57	$195,142	6.740	357.90	672	80.0
7.000 - 7.499	$14,015,280	72	5.09	$194,657	7.202	358.49	651	83.3
7.500 - 7.999	$7,892,898	45	2.87	$175,398	7.689	358.32	659	83.7
8.000 - 8.499	$1,592,249	10	0.58	$159,225	8.184	358.26	639	86.6
8.500 - 8.999	$979,397	6	0.36	$163,233	8.640	358.04	646	87.1
9.000 - 9.499	$175,325	1	0.06	$175,325	9.450	359.00	648	90.0
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$207,459,793	960	75.39	$216,104	5.702	356.77	668	79.8
PUD	$30,853,688	137	11.21	$225,209	5.480	357.15	677	79.3
CND	$25,591,305	118	9.30	$216,875	5.607	357.03	683	79.9
2-4U	$11,282,332	40	4.10	$282,058	5.991	358.07	702	78.0
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$144,076,355	686	52.36	$210,024	5.817	357.29	681	80.8
RCO	$108,691,244	458	39.50	$237,317	5.492	356.36	662	78.0
RNC	$22,419,520	111	8.15	$201,978	5.716	356.91	658	80.9
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$262,176,005	1,194	95.27	$219,578	5.676	356.88	670	79.8
INV	$9,976,005	47	3.63	$212,255	5.866	357.14	711	76.4
2H	$3,035,108	14	1.10	$216,793	5.433	356.87	705	81.5
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$156,430	1	0.06	$156,430	5.350	179.00	640	54.1
181 - 240	$265,731	1	0.10	$265,731	4.750	237.00	685	86.4
301 - 360	$274,764,958	1,253	99.85	$219,286	5.681	357.11	672	79.7
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Collateral Grouped By Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL/ALT	$158,428,321	736	57.57	$215,256	5.535	356.54	664	79.6
REDUCED	$77,311,093	348	28.09	$222,158	6.201	357.77	686	80.5
FULL-DU	$34,647,110	153	12.59	$226,452	5.201	356.36	667	79.4
NINA	$3,430,489	13	1.25	$263,884	5.668	358.46	739	73.7
NO RATIO	$1,370,106	5	0.50	$274,021	5.285	357.85	708	76.5
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$1,033,577	3	0.38	$344,526	5.856	358.03	806	76.2
781 - 800	$3,773,208	16	1.37	$235,825	5.280	357.11	788	74.8
761 - 780	$8,890,993	42	3.23	$211,690	5.739	357.34	769	78.7
741 - 760	$15,583,093	67	5.66	$232,583	5.382	357.20	750	79.3

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
721 - 740	$18,380,519	80	6.68	$229,756	5.568	357.72	730	78.9
701 - 720	$23,669,802	101	8.60	$234,354	5.455	357.05	710	79.8
681 - 700	$33,361,786	148	12.12	$225,417	5.623	356.17	690	80.2
661 - 680	$45,234,655	202	16.44	$223,934	5.704	357.09	670	79.7
641 - 660	$46,566,877	217	16.92	$214,594	5.807	356.96	651	81.4
621 - 640	$44,125,903	210	16.03	$210,123	5.726	356.36	630	79.8
601 - 620	$24,457,961	125	8.89	$195,664	6.036	357.20	611	80.0
581 - 600	$5,379,668	25	1.95	$215,187	5.628	356.86	592	77.3
561 - 580	$3,290,749	13	1.20	$253,135	5.145	356.07	568	70.6
541 - 560	$1,208,846	5	0.44	$241,769	5.001	357.20	554	70.5
521 - 540	$229,481	1	0.08	$229,481	5.350	358.00	523	68.7
	$275,187,118	**1,255**	**100.00**	**$219,273**	**5.680**	**356.89**	**672**	**79.7**

Collateral Grouped Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$40,789,120	183	14.82	$222,891	5.739	356.77	689	79.8
6	$1,332,228	5	0.48	$266,446	5.359	355.00	671	81.0
12	$17,799,399	84	6.47	$211,898	5.989	358.07	673	79.0
24	$75,270,689	335	27.35	$224,689	5.948	356.57	671	80.5
36	$131,895,973	612	47.93	$215,516	5.453	356.91	664	79.2
60	$8,099,709	36	2.94	$224,992	5.968	357.90	705	81.6
26	**$275,187,118**	**1,255**	**100.00**	**$219,273**	**5.680**	**356.89**	**672**	**79.7**

80% LTV/PMI Analysis

(Excludes 996 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$51,964,518	224	86.70	$231,984	5.768	356.16	660	88.7
> 80% LTV, with MI	$7,971,276	35	13.30	$227,751	5.646	358.06	717	90.8
	$59,935,794	**259**	**100.00**	**$231,412**	**5.752**	**356.41**	**668**	**88.9**

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
13 - 18	17	$12,181,958	47	4.43	$259,191	5.083	353.12	641	83.3
19 - 24	22	$113,270,379	493	41.16	$229,757	5.847	357.12	674	79.2
25 - 31	30	$18,462,400	78	6.71	$236,697	5.092	354.35	657	80.2
32 - 37	34	$106,934,873	531	38.86	$201,384	5.694	357.57	667	80.1
50 - 55	55	$1,877,998	8	0.68	$234,750	5.219	355.00	668	80.7
56 - 61	57	$22,459,510	98	8.16	$229,179	5.615	356.82	711	78.0
30		$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$31,439,429	132	11.42	$238,177	5.284	357.99	716	79.2
3.001 - 4.000	$4,241,312	17	1.54	$249,489	5.340	356.43	703	76.6
4.001 - 5.000	$79,003,258	338	28.71	$233,737	5.130	356.37	679	78.6
5.001 - 6.000	$97,352,517	446	35.38	$218,279	5.664	356.78	661	79.7
6.001 - 7.000	$50,879,978	252	18.49	$201,905	6.329	356.84	656	80.8
7.001 - 8.000	$11,395,903	64	4.14	$178,061	7.705	358.66	648	84.9
8.001 - 9.000	$699,397	5	0.25	$139,879	8.695	358.48	648	90.0
9.001 - 10.000	$175,325	1	0.06	$175,325	9.450	359.00	648	90.0
5.217	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.001 - 8.000	$749,973	4	0.27	$187,493	6.772	357.00	639	76.7
10.001 - 11.000	$70,735,427	291	25.70	$243,077	4.839	355.71	682	78.7
11.001 - 12.000	$130,952,829	573	47.59	$228,539	5.483	356.82	670	79.3
12.001 - 13.000	$50,557,969	268	18.37	$188,649	6.534	358.04	671	80.3
13.001 - 14.000	$19,624,966	103	7.13	$190,534	7.421	358.45	654	83.9
14.001 - 15.000	$2,390,630	15	0.87	$159,375	8.385	358.19	643	86.6
15.001 - 16.000	$175,325	1	0.06	$175,325	9.450	359.00	648	90.0
11.650	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/05	$861,514	3	0.31	$287,171	5.046	351.00	639	89.9
01/06	$2,426,940	9	0.88	$269,660	4.803	352.00	643	83.4
02/06	$3,320,308	13	1.21	$255,408	5.055	353.00	634	82.0
03/06	$5,968,617	24	2.17	$248,692	5.260	354.07	645	83.2

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/06	$9,755,955	39	3.55	$250,153	5.330	355.09	671	80.0
05/06	$14,426,911	59	5.24	$244,524	5.238	356.08	673	76.6
06/06	$31,279,120	132	11.37	$236,963	6.300	356.00	689	80.8
07/06	$15,749,143	75	5.72	$209,989	6.002	358.23	667	78.3
08/06	$39,917,280	177	14.51	$225,521	5.780	358.32	664	78.6
09/06	$1,746,550	9	0.63	$194,061	5.852	360.00	700	83.9
01/07	$1,276,865	5	0.46	$255,373	4.955	352.00	610	74.1
02/07	$2,623,980	10	0.95	$262,398	4.984	353.00	639	79.3
03/07	$3,388,570	13	1.23	$260,659	5.036	354.15	672	83.0
04/07	$21,620,744	100	7.86	$216,207	5.229	355.48	662	80.6
05/07	$30,059,365	138	10.92	$217,821	5.163	356.25	666	80.4
06/07	$18,429,764	83	6.70	$222,045	5.553	357.16	667	79.5
07/07	$14,896,640	84	5.41	$177,341	6.294	358.32	663	80.9
08/07	$29,369,836	158	10.67	$185,885	6.183	359.04	667	79.7
09/07	$3,731,510	18	1.36	$207,306	5.494	360.00	715	79.2
04/09	$1,877,998	8	0.68	$234,750	5.219	355.00	668	80.7
05/09	$7,709,955	33	2.80	$233,635	4.928	356.00	726	77.6
06/09	$11,074,855	50	4.02	$221,497	5.979	357.00	696	78.7
07/09	$3,674,700	15	1.34	$244,980	5.960	358.00	726	76.9
	$275,187,118	**1,255**	**100.00**	**$219,273**	**5.680**	**356.89**	**672**	**79.7**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
24	$125,452,337	540	45.59	$232,319	5.773	356.73	670	79.6
36	$125,397,273	609	45.57	$205,907	5.608	357.09	666	80.1
60	$24,337,509	106	8.84	$229,599	5.585	356.68	708	78.2
	$275,187,118	**1,255**	**100.00**	**$219,273**	**5.680**	**356.89**	**672**	**79.7**

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$31,731,429	133	11.53	$238,582	5.289	358.00	716	79.3
3.001 - 4.000	$699,957	3	0.25	$233,319	6.698	358.71	719	88.5
4.001 - 5.000	$52,439,795	216	19.06	$242,777	4.808	355.04	674	79.5
5.001 - 6.000	$124,984,257	558	45.42	$223,986	5.508	356.79	663	79.2
6.001 - 7.000	$48,526,476	253	17.63	$191,804	6.617	357.93	668	79.7
7.001 - 8.000	$15,059,332	81	5.47	$185,918	7.562	358.28	652	84.3
8.001 - 9.000	$1,570,547	10	0.57	$157,055	8.503	357.65	655	87.3
9.001 - 10.000	$175,325	1	0.06	$175,325	9.450	359.00	648	90.0
	$275,187,118	**1,255**	**100.00**	**$219,273**	**5.680**	**356.89**	**672**	**79.7**

$275,187,118 (Group 2) Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$165,200	1	0.06	$165,200	5.250	360.00	662	80.0
2.000	$58,877,035	233	21.40	$252,691	5.181	355.91	662	77.5
3.000	$183,498,128	886	66.68	$207,108	5.907	357.02	667	80.5
5.000	$4,113,782	15	1.49	$274,252	5.780	357.47	711	76.2
6.000	$28,532,974	120	10.37	$237,775	5.241	358.01	715	79.5
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$259,288,746	1,188	94.22	$218,257	5.718	356.88	668	79.9
2.000	$15,898,372	67	5.78	$237,289	5.058	357.08	724	76.6
	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 5.00	$666,040	3	0.24	$222,013	5.790	356.55	666	80.0
5.01 - 10.00	$463,866	2	0.17	$231,933	5.061	357.83	675	86.1
10.01 - 15.00	$1,010,025	5	0.37	$202,005	5.372	356.32	677	76.8
15.01 - 20.00	$4,061,602	17	1.48	$238,918	5.305	356.98	679	76.8
20.01 - 25.00	$8,199,012	37	2.98	$221,595	5.605	357.79	697	76.0
25.01 - 30.00	$15,428,183	70	5.61	$220,403	5.376	357.31	677	78.1
30.01 - 35.00	$23,317,275	105	8.47	$222,069	5.554	357.35	672	77.9
35.01 - 40.00	$42,243,387	191	15.35	$221,170	5.624	357.17	676	81.2
40.01 - 45.00	$59,126,397	282	21.49	$209,668	5.685	357.27	673	80.1
45.01 - 50.00	$95,120,084	437	34.57	$217,666	5.782	356.27	661	80.4
50.01 - 55.00	$12,852,008	54	4.67	$238,000	5.658	356.48	663	77.5
> 55.00	$1,037,551	4	0.38	$259,388	5.780	356.50	690	85.3
Unknown	$11,661,688	48	4.24	$242,952	5.922	357.39	715	77.9
41.32	$275,187,118	1,255	100.00	$219,273	5.680	356.89	672	79.7

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool (As of Calculation Date)			**Range**
Total Number of Loans		1,919	
Total Outstanding Balance		$355,743,411	
Average Loan Balance		$185,380	$35,208 to $828,000
WA Mortgage Rate		5.695%	4.250% to 9.200%
WA Mortgage Rate Net LPMI		5.692%	4.250% to 9.200%
Net WAC		5.260%	3.741% to 8.816%
ARM Characteristics			
WA Gross Margin		5.295%	1.250% to 8.950%
WA Months to First Roll		30	15 to 116
WA First Periodic Cap		3.016%	2.000% to 6.000%
WA Subsequent Periodic Cap		1.032%	1.000% to 2.000%
WA Lifetime Cap		11.669%	6.625% to 15.200%
WA Lifetime Floor		5.414%	1.250% to 8.950%
WA Original Term (months)		359	180 to 360
WA Remaining Term (months)		357	176 to 360
WA Age (months)		3	0 to 12
WA LTV		79.37%	9.45% to 100.00%
WA FICO		669	
WA DTI%		40.76%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		86.69%	
Prepay Moves Exempted	Soft	0.23%	
	Hard	53.06%	
	No Prepay	13.31%	
	Unknown	33.40%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	38.96%	SFR	81.51%	FULL/AL	67.72%	PUR	52.76%	OO	97.19%	0	13.31%
FL	5.92%	PUD	9.12%	REDUCE	20.53%	RCO	35.61%	INV	2.08%	6	0.56%
AZ	5.68%	CND	7.89%	FULL-DU	10.37%	RNC	11.63%	2H	0.73%	12	5.97%
MN	4.33%	2-4U	1.17%	NINA	0.81%					24	24.94%
WA	4.21%	CNDP	0.31%	NO RATI	0.44%					30	0.12%
										36	53.49%
										60	1.61%

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2/13 LIB6M	$506,079	4	0.14	$126,520	5.266	177.17	687	66.9
2/18 LIB6M	$1,183,933	5	0.33	$236,787	5.369	239.00	703	73.3
2/28 LIB6M	$95,547,113	506	26.86	$188,828	5.597	357.60	667	78.5
2/28 LIB6M - IO	$51,408,334	183	14.45	$280,920	6.046	356.99	681	79.9
3/27 LIB6M	$91,060,044	611	25.60	$149,034	5.675	357.57	665	79.3
3/27 LIB6M - IO	$100,157,211	531	28.15	$188,620	5.830	357.03	663	80.3
3/1 LIB12M - IO	$1,020,718	4	0.29	$255,180	4.820	359.00	741	71.7
5/25 LIB6M	$4,927,611	25	1.39	$197,104	6.051	357.21	708	80.3
5/25 LIB6M - IO	$8,412,710	45	2.36	$186,949	5.629	356.86	722	80.1
5/1 CMT1Y	$199,309	1	0.06	$199,309	5.250	357.00	723	75.5
10/1 CMT1Y	$452,765	2	0.13	$226,382	5.794	348.43	590	85.9
10/1 LIB12M	$867,585	2	0.24	$433,792	5.590	355.43	569	64.9
	$355,743,411	**1,919**	**100.00**	**$185,380**	**5.695**	**356.65**	**669**	**79.4**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$181,658	4	0.05	$45,414	5.333	357.66	705	47.1
$50,000.01 - $100,000.00	$31,486,027	388	8.85	$81,150	6.029	357.09	657	78.0
$100,000.01 - $150,000.00	$92,620,469	750	26.04	$123,494	5.792	357.09	664	79.4
$150,000.01 - $200,000.00	$60,036,963	354	16.88	$169,596	5.470	355.54	669	78.7
$200,000.01 - $250,000.00	$7,036,479	33	1.98	$213,227	5.005	356.50	680	80.3
$300,000.01 - $350,000.00	$22,883,058	67	6.43	$341,538	5.576	356.85	663	80.5
$350,000.01 - $400,000.00	$50,266,035	134	14.13	$375,120	5.736	357.10	677	81.0
$400,000.01 - $450,000.00	$34,276,407	81	9.64	$423,168	5.584	357.01	674	79.8
$450,000.01 - $500,000.00	$24,724,725	52	6.95	$475,475	5.529	358.77	673	78.9
$500,000.01 - $550,000.00	$13,629,448	26	3.83	$524,210	5.881	353.08	685	79.3
$550,000.01 - $600,000.00	$10,457,106	18	2.94	$580,950	5.866	357.83	667	79.9
$600,000.01 - $650,000.00	$4,473,134	7	1.26	$639,019	6.192	357.01	684	78.6
$650,000.01 - $700,000.00	$1,380,000	2	0.39	$690,000	5.828	357.52	700	74.4
$700,000.01 - $750,000.00	$1,463,903	2	0.41	$731,952	5.982	358.51	708	71.9
$750,000.01 - $1,000,000.00	$828,000	1	0.23	$828,000	6.000	359.00	627	69.0
	$355,743,411	**1,919**	**100.00**	**$185,380**	**5.695**	**356.65**	**669**	**79.4**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$181,658	4	0.05	$45,414	5.333	357.66	705	47.1
$50,000.01 - $100,000.00	$31,287,031	386	8.79	$81,054	6.029	357.08	658	78.0
$100,000.01 - $150,000.00	$92,669,643	751	26.05	$123,395	5.794	357.09	664	79.4
$150,000.01 - $200,000.00	$60,186,785	355	16.92	$169,540	5.469	355.55	669	78.7
$200,000.01 - $250,000.00	$7,036,479	33	1.98	$213,227	5.005	356.50	680	80.3

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$300,000.01 - $350,000.00	$22,186,722	65	6.24	$341,334	5.601	357.02	663	80.4
$350,000.01 - $400,000.00	$50,962,371	136	14.33	$374,723	5.722	357.03	676	81.1
$400,000.01 - $450,000.00	$34,276,407	81	9.64	$423,168	5.584	357.01	674	79.8
$450,000.01 - $500,000.00	$24,724,725	52	6.95	$475,475	5.529	356.77	673	78.9
$500,000.01 - $550,000.00	$13,629,448	26	3.83	$524,210	5.881	353.08	685	79.3
$550,000.01 - $600,000.00	$10,457,106	18	2.94	$580,950	5.866	357.83	667	79.9
$600,000.01 - $650,000.00	$4,473,134	7	1.26	$639,019	6.192	357.01	684	78.6
$650,000.01 - $700,000.00	$1,380,000	2	0.39	$690,000	5.828	357.52	700	74.4
$700,000.01 - $750,000.00	$1,463,903	2	0.41	$731,952	5.982	358.51	708	71.9
$800,000.01 - $850,000.00	$828,000	1	0.23	$828,000	6.000	359.00	627	69.0
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$374,358	3	0.11	$124,786	5.660	356.24	655	80.0
AZ	$20,207,921	152	5.68	$132,947	5.677	357.17	671	80.3
CA	$138,592,686	419	38.96	$330,770	5.598	355.92	675	79.1
CO	$7,313,114	51	2.06	$143,394	5.556	357.44	671	78.8
CT	$3,819,339	21	1.07	$181,873	5.754	357.59	685	76.6
DE	$451,485	4	0.13	$112,871	6.018	358.73	650	81.4
FL	$21,042,410	154	5.92	$136,639	5.684	356.44	665	79.3
GA	$7,154,808	55	2.01	$130,087	5.955	357.74	652	79.9
HI	$173,604	1	0.05	$173,604	4.500	354.00	727	70.0
IA	$2,213,715	19	0.62	$116,511	5.793	357.67	658	80.0
ID	$574,904	6	0.16	$95,817	5.501	357.26	654	80.0
IL	$7,969,535	47	2.24	$169,565	6.003	358.30	674	79.3
IN	$3,685,150	30	1.04	$122,838	5.683	353.24	682	81.1
KS	$831,363	10	0.23	$83,136	6.001	358.41	664	79.4
KY	$1,962,863	19	0.55	$103,309	5.658	358.18	651	80.0
LA	$304,070	4	0.09	$76,018	6.334	358.47	643	80.0
MA	$4,819,480	21	1.35	$229,499	5.631	358.42	686	72.4
MD	$10,494,603	45	2.95	$233,213	5.566	357.07	657	80.6
ME	$1,266,280	4	0.36	$316,570	6.105	358.39	709	77.8
MI	$5,393,577	46	1.52	$117,252	5.799	357.87	642	78.8
MN	$15,388,054	101	4.33	$152,357	5.852	356.47	668	79.2
MO	$4,333,420	35	1.22	$123,812	6.202	358.27	671	80.3
MS	$1,172,860	10	0.33	$117,286	5.181	356.31	677	80.0
MT	$189,125	2	0.05	$94,562	6.054	358.42	610	80.0
NC	$8,130,698	62	2.29	$131,140	6.032	357.56	656	80.0
ND	$396,560	4	0.11	$99,140	5.882	357.80	700	80.0
NE	$1,113,681	11	0.31	$101,244	6.190	358.35	652	80.6
NH	$658,868	4	0.19	$164,717	5.456	322.05	639	75.0
NJ	$1,123,386	6	0.32	$187,231	6.276	358.89	668	81.0

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NM	$363,354	4	0.10	$90,839	6.340	359.24	668	77.8
NV	$4,411,939	25	1.24	$176,478	5.676	357.44	657	78.8
NY	$7,172,523	24	2.02	$298,855	5.607	354.97	683	77.7
OH	$10,179,840	92	2.86	$110,650	5.723	357.54	654	81.4
OK	$549,935	5	0.15	$109,987	6.053	357.76	668	80.7
OR	$8,026,234	63	2.26	$127,401	5.707	357.41	675	79.8
PA	$5,657,307	35	1.59	$161,637	5.850	356.11	645	80.5
RI	$2,176,898	8	0.61	$272,112	5.442	358.45	678	78.1
SC	$3,880,833	26	1.09	$149,263	6.092	358.17	675	79.7
SD	$189,484	2	0.05	$94,742	6.435	359.00	664	80.0
TN	$4,380,527	39	1.23	$112,321	5.726	357.26	657	81.6
TX	$4,503,035	43	1.27	$104,722	5.845	358.29	677	79.0
UT	$2,346,917	18	0.66	$130,384	5.481	356.70	672	80.7
VA	$12,534,095	65	3.52	$192,832	5.838	357.93	664	79.3
WA	$14,973,809	94	4.21	$159,296	5.494	357.20	667	80.1
WI	$2,484,324	23	0.70	$108,014	6.138	358.46	673	80.8
WV	$466,742	4	0.13	$116,686	6.557	359.03	615	80.0
WY	$293,698	3	0.08	$97,899	5.845	359.00	657	80.0
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$4,272,083	33	1.20	$129,457	5.195	357.65	676	40.4
50.01 - 55.00	$2,789,817	18	0.78	$154,990	5.149	357.30	676	52.6
55.01 - 60.00	$3,623,439	16	1.02	$226,465	5.119	347.71	637	57.5
60.01 - 65.00	$9,380,840	40	2.64	$234,521	5.375	354.83	656	62.9
65.01 - 70.00	$13,314,670	51	3.74	$261,072	5.481	354.10	667	68.7
70.01 - 75.00	$13,576,621	67	3.82	$202,636	5.538	349.33	675	73.8
75.01 - 80.00	$242,116,484	1,413	68.06	$171,349	5.773	357.39	668	79.8
80.01 - 85.00	$22,995,107	87	6.46	$264,312	5.395	356.38	670	83.9
85.01 - 90.00	$35,256,526	163	9.91	$216,298	5.819	357.02	678	89.4
90.01 - 95.00	$8,073,597	30	2.27	$269,120	5.287	355.69	680	94.3
95.01 - 100.00	$344,227	1	0.10	$344,227	7.500	357.00	709	100.0
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.000 - 4.499	$343,526	1	0.10	$343,526	4.250	357.00	689	80.0
4.500 - 4.999	$66,751,703	333	18.76	$200,456	4.779	355.72	681	78.6
5.000 - 5.499	$96,096,380	497	27.01	$193,353	5.233	355.41	668	78.2

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.500 - 5.999	$78,674,236	373	22.12	$210,923	5.744	356.49	671	79.9
6.000 - 6.499	$56,614,369	382	15.91	$148,205	6.199	358.42	659	80.1
6.500 - 6.999	$38,941,082	223	10.95	$174,624	6.712	358.29	667	79.9
7.000 - 7.499	$8,953,233	61	2.52	$146,774	7.200	358.53	648	80.5
7.500 - 7.999	$6,346,361	34	1.78	$186,658	7.691	358.44	675	83.8
8.000 - 8.499	$2,467,917	9	0.69	$274,213	8.153	357.73	663	84.6
8.500 - 8.999	$205,855	3	0.06	$68,618	8.645	358.57	635	87.0
9.000 - 9.499	$348,750	3	0.10	$116,250	9.089	359.22	621	83.4
	$355,743,411	**1,919**	**100.00**	**$185,380**	**5.695**	**356.65**	**669**	**79.4**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$289,977,404	1,564	81.51	$185,408	5.717	356.53	667	79.3
PUD	$32,439,218	159	9.12	$204,020	5.472	356.80	678	79.0
CND	$28,058,784	168	7.89	$167,017	5.682	357.70	681	80.1
2-4U	$4,151,757	23	1.17	$180,511	6.189	357.42	691	81.0
CNDP	$1,116,249	5	0.31	$223,250	5.024	355.92	669	79.5
	$355,743,411	**1,919**	**100.00**	**$185,380**	**5.695**	**356.65**	**669**	**79.4**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$187,703,495	1,095	52.76	$171,419	5.824	357.46	674	80.2
RCO	$126,678,823	565	35.61	$224,210	5.488	355.16	666	78.2
RNC	$41,361,093	259	11.63	$159,695	5.742	357.57	657	79.1
	$355,743,411	**1,919**	**100.00**	**$185,380**	**5.695**	**356.65**	**669**	**79.4**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$345,759,098	1,862	97.19	$185,692	5.675	356.63	668	79.3
INV	$7,390,187	46	2.08	$160,656	6.544	357.53	727	81.4
2H	$2,594,125	11	0.73	$235,830	5.856	357.83	684	78.5
	$355,743,411	**1,919**	**100.00**	**$185,380**	**5.695**	**356.65**	**669**	**79.4**

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$506,079	4	0.14	$126,520	5.266	177.17	687	66.9
181 - 240	$1,183,933	5	0.33	$236,787	5.369	239.00	703	73.3
301 - 360	$354,053,399	1,910	99.52	$185,368	5.697	357.30	669	79.4
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Collateral Grouped By Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL/ALT	$240,925,956	1,366	67.72	$176,373	5.631	356.39	662	79.3
REDUCED	$73,043,810	306	20.53	$238,705	6.125	357.52	690	79.8
FULL-DU	$36,880,361	226	10.37	$163,187	5.215	356.45	668	79.7
NINA	$2,871,256	11	0.81	$261,023	6.276	359.07	735	76.1
NO RATIO	$1,554,408	8	0.44	$194,301	5.734	358.73	736	82.5
STREAMLINE	$467,620	2	0.13	$233,810	5.401	354.75	548	63.8
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$942,232	3	0.26	$314,077	6.452	357.76	806	78.5
781 - 800	$5,032,315	31	1.41	$162,333	5.389	353.00	790	77.6
761 - 780	$9,810,506	47	2.76	$208,734	5.512	357.41	769	79.5
741 - 760	$18,230,977	84	5.12	$217,035	5.644	357.44	750	79.6
721 - 740	$24,441,799	109	6.87	$224,237	5.585	357.51	730	78.8
701 - 720	$25,760,322	139	7.24	$185,326	5.509	352.37	711	79.6
681 - 700	$41,720,767	207	11.73	$201,550	5.519	357.14	689	81.0
661 - 680	$59,644,468	322	16.77	$185,231	5.683	356.47	670	79.5
641 - 660	$61,156,214	334	17.19	$183,102	5.777	356.79	650	80.1
621 - 640	$60,588,057	335	17.03	$180,860	5.777	357.28	630	78.9
601 - 620	$38,343,036	256	10.78	$149,777	5.981	357.58	611	79.3
581 - 600	$5,913,504	32	1.66	$184,797	5.584	358.06	592	74.9
561 - 580	$2,344,018	12	0.66	$195,335	5.481	351.15	575	72.0
541 - 560	$1,588,564	6	0.45	$264,761	5.301	356.38	555	62.1
521 - 540	$226,633	2	0.06	$113,316	5.300	352.85	527	70.1
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Collateral Grouped Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$47,343,262	262	13.31	$180,699	5.945	357.23	687	78.2

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Collateral Grouped Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6	$1,981,096	11	0.56	$180,100	5.907	356.12	643	80.6
12	$21,250,751	108	5.97	$196,766	6.005	358.23	670	78.3
24	$88,715,965	435	24.94	$203,945	5.810	357.10	666	79.4
30	$430,800	1	0.12	$430,800	5.600	358.00	640	80.0
36	$190,279,866	1,073	53.49	$177,334	5.531	356.11	666	79.7
60	$5,741,670	29	1.61	$197,989	6.068	357.37	694	80.6
27	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

80% LTV/PMI Analysis (Excludes 1638 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$60,434,443	257	90.65	$235,153	5.607	356.49	672	87.9
> 80% LTV, with MI	$6,235,014	24	9.35	$259,792	5.714	358.05	711	90.2
	$66,669,457	281	100.00	$237,258	5.617	356.64	675	88.2

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
13 - 18	17	$14,624,322	59	4.11	$247,870	4.998	353.01	654	81.9
19 - 24	22	$134,021,137	639	37.67	$209,736	5.831	356.13	674	78.5
25 - 31	30	$24,542,784	112	6.90	$219,132	5.133	354.16	667	79.7
32 - 37	34	$167,695,189	1,034	47.14	$162,181	5.722	357.75	664	79.8
50 - 55	55	$363,646	2	0.10	$181,823	5.423	355.00	685	85.0
56 - 61	57	$13,175,983	69	3.70	$190,956	5.787	357.04	718	80.0
> 85	113	$1,320,350	4	0.37	$330,087	5.660	353.03	576	72.1
30		$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.001 - 2.000	$174,451	1	0.05	$174,451	6.000	359.00	656	80.0
2.001 - 3.000	$30,250,544	123	8.50	$245,939	5.464	358.35	708	79.3
3.001 - 4.000	$4,500,091	11	1.26	$409,099	6.060	357.66	716	81.0
4.001 - 5.000	$96,662,381	499	27.17	$193,712	5.105	354.91	683	78.5
5.001 - 6.000	$144,972,901	824	40.75	$175,938	5.734	357.17	657	78.8
6.001 - 7.000	$70,058,361	401	19.69	$174,709	6.222	358.95	658	81.0
7.001 - 8.000	$8,570,076	54	2.41	$158,705	7.779	358.51	658	83.8
8.001 - 9.000	$554,605	6	0.16	$92,434	8.925	358.98	626	84.7
5.295	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.001 - 8.000	$118,883	1	0.03	$118,883	6.625	357.00	666	80.0
9.001 - 10.000	$572,000	1	0.16	$572,000	4.999	358.00	654	80.0
10.001 - 11.000	$80,775,510	397	22.71	$203,465	4.844	355.88	682	78.5
11.001 - 12.000	$171,541,606	861	48.22	$199,235	5.530	355.98	669	79.0
12.001 - 13.000	$87,747,540	563	24.67	$155,857	6.474	358.37	662	80.3
13.001 - 14.000	$12,119,146	82	3.41	$147,794	7.465	358.56	652	82.2
14.001 - 15.000	$2,595,934	12	0.73	$216,328	8.226	357.73	662	84.4
15.001 - 16.000	$272,792	2	0.08	$136,396	9.114	359.00	617	84.3
11.669	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/05	$1,069,223	4	0.30	$267,306	4.872	351.00	628	73.5
01/06	$3,913,786	16	1.10	$244,612	4.941	352.00	646	81.2
02/06	$3,463,664	12	0.97	$288,639	5.048	353.00	688	82.7
03/06	$6,680,434	29	1.88	$230,360	5.015	354.08	646	83.2
04/06	$9,488,716	37	2.67	$256,398	5.422	355.13	662	80.1
05/06	$12,577,565	59	3.54	$213,179	5.156	351.74	671	77.9
06/06	$32,545,144	130	9.15	$250,347	6.217	357.07	683	79.3
07/06	$21,782,873	132	6.12	$165,022	5.977	358.21	674	77.1
08/06	$55,840,031	271	15.70	$206,052	5.781	355.86	671	78.5
09/06	$1,286,022	8	0.36	$160,753	5.808	360.00	682	80.9
12/06	$70,401	1	0.02	$70,401	4.950	351.00	621	80.0
01/07	$2,435,356	9	0.68	$270,595	4.958	352.00	684	78.2
02/07	$4,357,238	15	1.22	$290,483	5.074	353.00	677	80.6
03/07	$6,776,068	31	1.90	$218,583	5.021	354.35	668	79.6
04/07	$25,858,736	158	7.27	$163,663	5.258	355.58	658	79.7
05/07	$39,677,351	244	11.15	$162,612	5.251	356.31	669	80.1
06/07	$26,018,977	161	7.31	$161,609	5.537	357.29	664	80.0
07/07	$36,500,693	232	10.26	$157,331	6.043	358.43	656	79.5
08/07	$46,160,152	282	12.98	$163,688	6.154	359.07	668	79.5
09/07	$4,383,000	13	1.23	$337,154	5.482	360.00	697	80.3
04/09	$363,646	2	0.10	$181,823	5.423	355.00	685	85.0
05/09	$2,713,755	20	0.76	$135,688	4.844	356.00	728	78.0
06/09	$7,164,733	39	2.01	$183,711	6.007	357.00	703	81.0
07/09	$3,297,495	10	0.93	$329,750	6.086	358.00	742	79.4
09/13	$355,365	1	0.10	$355,365	5.875	348.00	609	90.0
11/13	$97,399	1	0.03	$97,399	5.500	350.00	521	70.9
04/14	$497,365	1	0.14	$497,365	5.750	355.00	579	67.1
05/14	$370,220	1	0.10	$370,220	5.375	356.00	555	62.0
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
24	$148,645,459	698	41.78	$212,959	5.749	355.83	672	78.9
35	$128,800	1	0.04	$128,800	4.900	357.00	728	80.0
36	$192,109,173	1,145	54.00	$167,781	5.648	357.30	664	79.8
60	$13,539,629	71	3.81	$190,699	5.777	356.99	717	80.1
120	$1,320,350	4	0.37	$330,087	5.660	353.03	578	72.1
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.001 - 2.000	$174,451	1	0.05	$174,451	6.000	359.00	656	80.0
2.001 - 3.000	$28,846,544	120	8.11	$240,388	5.471	358.31	709	79.4
3.001 - 4.000	$2,443,864	6	0.69	$407,311	6.472	358.21	753	82.1
4.001 - 5.000	$66,917,869	330	18.81	$202,781	4.867	355.52	681	79.0
5.001 - 6.000	$181,495,503	982	51.02	$184,822	5.579	356.14	662	78.9
6.001 - 7.000	$64,347,445	410	18.09	$156,945	6.585	358.20	658	80.3
7.001 - 8.000	$9,323,766	60	2.62	$155,396	7.603	358.41	657	82.8
8.001 - 9.000	$2,193,970	10	0.62	$219,397	8.347	357.50	656	85.1
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000	$76,981,852	331	21.64	$232,574	5.195	353.84	670	77.1
3.000	$249,652,624	1,469	70.18	$169,947	5.865	357.33	664	80.0
4.000	$415,895	1	0.12	$415,895	5.700	355.00	747	80.0
5.000	$3,769,422	11	1.06	$342,675	5.999	356.21	699	76.7
6.000	$24,923,618	107	7.01	$232,931	5.489	358.69	710	80.3
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$344,400,330	1,864	96.81	$184,764	5.708	356.64	668	79.4
2.000	$11,343,081	55	3.19	$206,238	5.285	357.19	698	77.4
	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4

$355,743,411 (Group 3) Adjustable Rate Mortgage Loans

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 5.00	$854,452	7	0.24	$122,065	6.030	357.15	631	80.0
5.01 - 10.00	$154,181	1	0.04	$154,181	5.000	352.00	744	90.0
10.01 - 15.00	$931,565	9	0.26	$103,507	5.700	358.52	690	77.6
15.01 - 20.00	$6,237,565	40	1.75	$155,939	5.446	352.84	693	74.4
20.01 - 25.00	$10,683,398	74	3.00	$144,370	5.594	357.35	665	75.8
25.01 - 30.00	$22,715,195	125	6.39	$181,722	5.446	352.62	673	77.9
30.01 - 35.00	$37,025,265	190	10.41	$194,870	5.733	357.56	677	78.1
35.01 - 40.00	$59,987,369	337	16.86	$178,004	5.597	356.78	669	80.0
40.01 - 45.00	$74,039,967	420	20.81	$176,286	5.673	356.73	668	80.2
45.01 - 50.00	$119,269,835	612	33.53	$194,885	5.777	357.06	664	80.1
50.01 - 55.00	$11,259,884	55	3.17	$204,725	5.646	356.64	654	77.1
> 55.00	$871,082	3	0.24	$290,361	5.462	356.57	641	75.2
Unknown	$11,713,655	46	3.29	$254,645	6.132	357.65	707	78.7
40.76	$355,743,411	1,919	100.00	$185,380	5.695	356.65	669	79.4